FY 23

Annual Report

Viasat

A LETTER TO **SHAREHOLDERS**
from **Mark** and **Guru**

Dear Fellow Shareholders,

Viasat accomplished a lot in fiscal year 2023 (FY2023). We achieved record revenue and record new awards, substantially strengthened our balance sheet through the $1.96B sale of our Link-16 Tactical Data Links business, made significant progress toward our Inmarsat acquisition (which closed in the first quarter of FY2024), shipped the first ViaSat-3 satellite for launch, completed the second ViaSat-3 payload, and attained strong year-over-year growth in our commercial in-flight connectivity (IFC) business with some of the world's largest and most innovative airlines choosing Viasat for their connectivity needs. Across the company, our teams executed with diligence and energy, leading to exceptional results and setting the company up for continued success. We are incredibly proud of our efforts and achievements.

> The Inmarsat acquisition provides scale and revenue diversification while accelerating our transformation from a regional operator to a leading global mobility services company.

The unanticipated ViaSat-3 Americas reflector deployment issue necessitates certain new priorities to execute on our long-term growth strategy. This letter is intended to offer insight into how we are specifically managing for both the near- and long-term to deliver on our global mobility vision, as well as thoughts on how we evaluate and manage risk/reward trade-offs more generally.

When we originally embarked on our satellite broadband services strategy, our focus was on the U.S. fixed residential market. But as we have learned more, we have purposefully and systematically chosen to derive a smaller proportion of revenues from the U.S. residential market, in favor of prioritizing growth in mobile services which has become a very large and attractive market where we have a strong position. We have measured and reported our progress on that evolution in our shareholder reports for several years. We've now attained that objective, highlighted by the record revenues we earned this past fiscal year. We've previously explained our increased focus on global mobile services:

- The total addressable satellite mobile broadband service market is large and growing.

($ IN BILLIONS)

GOVERNMENT PREMIUM SERVICES						2020A	2030E
US DoD Comms	US DoD Cyber	US Gov. Cyber	Internet of Battlefield Things	US DoD Command & Control	International MILCOM & Cyber	$81[1]	~$130[1] +5% CAGR
MOBILE PREMIUM SERVICES						**2020A**	**2030E**
Commercial Air	Business Aviation	Maritime	Value Added Services	Connected Cars	Connected Trains & Buses	$36[2]	~$108[2] +12% CAGR
FIXED & ENTERPRISE PREMIUM SERVICES						2020A	2030E
Energy	Enterprise	Ground Segment		IoT	Cybersecurity	$218[3]	~$445[3] +7% CAGR
CONSUMER SERVICES						2020A	2030E
Residential Internet		Community Internet	Smart Home	Small Medium Business		$650[4]	~$900[4] +3% CAGR
TOTAL ADDRESSABLE MARKET						**$985**	**$1,583** +5% CAGR

- In mobile broadband we generally compete only with other satellite solutions, rather than terrestrial competitors who receive significant government subsidies. We believe we are successfully differentiated from our satellite competition. Our breadth of expertise helps us understand market demands and the advantages and disadvantages of alternative competing space systems in different orbits and frequency bands. This knowledge allows us to design, build and operate systems best suited to the unique geographic demand needs of global mobile customers.

- We have extensive experience and operational data showing that, while demand for mobile broadband covers the globe, a substantial proportion of that demand is highly concentrated around only a relatively small fraction of the Earth at major metro areas and their airports, maritime ports, and other transportation hubs. The ViaSat-3 satellites, combined with Inmarsat's existing and in-process fleet, are exceptionally well-matched to this geographic distribution of demand.

- Connectivity can serve several purposes, all of which influence a customer's decision to purchase. Mobile broadband service customers often have unique requirements, and enterprise buyers are typically more methodical than individual consumers. A vertically integrated competitor, such as Viasat, may be better able to tailor and integrate a powerful transmission system to provide a holistic solution for mobile fleet operators.



Left: Mark Dankberg (Chairman, CEO and Co-founder); Right: K. Guru Gowrappan (President)

The ViaSat-3 constellation was designed to help us execute our global mobile strategy. Thus, the current situation with the ViaSat-3 Americas reflector undeniably presents some new business challenges. Fortunately, we are in a very strong position to address those challenges.

- The Inmarsat acquisition provides scale and revenue diversification while accelerating our transformation from a regional operator to a leading global mobility services company.

- We have grown our Ka-band broadband satellites to 11 currently in space vs. 4 last year, and have expanded access to additional regional partner satellites. Four of our GX satellites have "visible earth" coverage, providing both foundational coverage, and redundancy for the ViaSat-3 satellites. And we can reposition satellites to continue to serve our rapidly growing global mobile broadband business.

- We have 8 new Ka-band broadband satellites anticipated to enter service through 2025, including the additional two ViaSat-3's. One of the 8, I-6 Flight 2, has already launched and is now in orbit-raising.

- Each of the ViaSat-3 satellites, though nominally intended for a specific region, is capable of operating in each region. That gives us additional flexibility to deploy capacity where it is needed most.

- Viasat and Inmarsat each have existing and planned industry partnerships that provide additional flexibility to add capacity quickly and responsively in high demand locations.

- Our strategy and execution included prudent contingency plans – for example, leasing additional capacity over North America and placing insurance covering ViaSat-3 Americas – that bring further stability to our business.

Over almost four decades, Viasat has fostered a strong culture of innovation and problem-solving. Our culture demands that we take risks, even knowing that adverse outcomes will occasionally occur. In fact, adverse outcomes resulting from prudent risks, reasonably hedged, are often an integral part of a successful strategy. Winners must navigate risk/reward trade-offs inherent in capturing markets. In our markets, we know that end users want, or need, more speed, higher performance, and increased total bandwidth – all at lower costs. Standing still, or waiting, means going backwards. In dynamic technology markets, avoiding some risks simply creates others.

We remain confident that the risks associated with the ViaSat-3 satellites are prudent and will best allow us to meet our business goals. The ViaSat-3 satellites combine an innovative proprietary payload with commercially available spacecraft systems from industry-leading suppliers. Other than the subject reflector, all other systems deployed on ViaSat-3 Americas and tested to date have been nominal or better. While we are disappointed with the current situation, we, and our supplier partners, will learn from it. We have a substantial amount of data, modeling, and imagery to resolve the ongoing investigation, and inform any potential remedial actions. Those findings will be reviewed by Viasat and our partners, and be implemented prior to launching the ViaSat-3 EMEA satellite, which is otherwise nearly complete.

We have benefited from the diversity of our business base, our growth opportunities, and the resourcefulness and incredible commitment and dedication of our team.

While the reflector issue on ViaSat-3 Americas has our attention, it does not define us. We are ambitious and results driven, and our ambitions are fully intact. Our strategy revolves around unique technology-driven marketplaces in which we aim to provide the best products in the ecosystem to our customers by combining our differentiated network assets, intellectual property and service delivery capabilities. Our ability to provide integrated and choreographed capacity optimization gives us room to not just serve our existing customers but also expand into new markets. We have several very exciting near- and longer-term growth areas, and we will continue to manage our resources to feed our opportunities as well as resolve our challenges. Here are some of the highlights, most of which involve new emerging technologies and/or applications:

- Mobile Satellite Services (MSS) and the emerging "Direct-to-Device" market – There are significant market forces anticipated to drive demand for connectivity to both dedicated satellite devices, and especially to phones, wearables, and other terrestrial-centric devices that benefit from direct connectivity to satellites. Apple's innovative iPhone 14 "SOS" capability is indicative of global demand for direct-to-device connectivity. We believe Inmarsat's assets, resources, foundational business base and operational experience, combined with Viasat's satellite and networking technology, position us for long-term growth. Inmarsat has an existing on-orbit fleet of nine L-band satellites, one additional satellite undergoing orbit raising, and 3 more under construction. That gives us a foundation for first generation, Narrowband Internet-of-Things (IoT) services, as defined by a 3GPP Non-Terrestrial Network (NTN) standard that can be supported on many of those satellites. We also have the largest individual position in globally coordinated L-band satellite spectrum. We anticipate that optimal use of global L-band satellite spectrum will be an important component of a scalable solution, because that band is readily supported in new devices, and can be used to serve "black spots" in areas otherwise served by terrestrial, as well as provide direct satellite connections in unserved areas. That is an important element in delivering services beyond emergency SOS. Stay tuned for updates on our progress in this area – one of the most exciting in the industry.

- Cloud-Based Network Security – Driven by increasing demand for GovCloud applications of artificial intelligence (AI)-based processing of large data sets, Viasat has seen an increase in demand for Viasat's NSA-certified high-speed (100Gbps+) inline network encryptors (INEs). The storage and computational intensity of the AI functions is driving an uptick in cloud/data center demand, and for the U.S. government much of that involves secure data requiring INEs for ingress and egress to and from those data centers. We are off to a very good start in Q4 FY2023 and at the start of FY2024.

- Space-to-Space technology – During FY2023 we earned contracts in the government space-to-space applications area, as well as for relay connections using our geosynchronous orbit fleet to serve lower flying space systems. Meanwhile, Inmarsat has made similar progress for relay of management and tasking information.

- Our growth over nearly four decades has been driven by constant innovation. More than once we've been challenged by events – whether geopolitical, business, or just the uncertainties of operating in the harsh space environment. We have the organizational commitment to meet those challenges, and the technical, operational, and financial resources to execute our long-term strategy. We have always been methodical in assessing, re-assessing, and adapting to those events. We have benefited from the diversity of our business base, our growth opportunities, and the resourcefulness and incredible commitment and dedication of our team. So it will be this time.

As always, but especially now, we'd like to thank our employees once again for their commitment and dedication to our mission. We also want to thank our customers, suppliers, and investors for their continuing confidence and support. All of us at Viasat appreciate the opportunities your faith in us makes possible.

Sincerely,



Mark Dankberg, Chairman of the Board, Chief Executive Officer and Co-founder

Guru Gowrappan, President

[1] Per 2020 NSR report Government and Military SATCOM Markets, 15th Edition, 2020 Frost & Sullivan C4ISR and Cybersecurity reports, Jane's Defense, and Viasat Estimates.

[2] Per 2020 Euroconsult report, Prospects for IFC and IFE, ValourConsultancy report "Future of IFC", Prospects for Maritime Satellite Communications, Euroconsult, 2020, CISCO VNI.

[3] Ground Segment Market Prospects: Forecasts to 2028, Euroconsult, 2020, Satellite Connectivity and Video Market, Euroconsult, 2020, Wireless Backhaul via Satellite, NSR, 2020.

[4] FCC Underestimates Americans Unserved by Broadband Internet by 50%. BroadbandNow, broadbandnow.com/research/fee underestimates unserved by 50 percent, "Worldwide Broadband Price Research 2020." Cable, www.cable.co.uk/broadband/pricing/worldwidecomparison/, ITU Broadband Access Report, 2020, Telegeography, Satellite Connectivity and Video Market, Euroconsult, 2020, Viasat Estimates.

FISCAL YEAR 2023 HIGHLIGHTS

$2.6B
Annual Revenue
from continuing operations,
an increase of 6% YoY

$2.8B
New Contract Awards
from continuing operations,
an increase of 23% YoY

$1.1B
Net Income
attributable to Viasat, Inc. (including discontinued operations) driven by the gain on the Link-16 TDL sale. Net loss from continuing operations was $218 million

$501M
Adjusted EBITDA
from continuing operations for FY2023, up 5% YoY; Adjusted EBITDA including three quarters of contributions from the Link-16 TDL Business was $583 million

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GOVERNMENT SYSTEMS

LINK-16 TDL SALE
Completed the Link-16 TDL Sale to L3Harris at the outset of Q4 FY2023 for approximately $1.9 billion in cash proceeds

 **Received NSA certification of the KG-255XJ**

 **Selected by U.S. Department of Defense to conduct 5G network research for Expeditionary Advanced Base Operations**

 ## $325M
Awarded a $325M sole-source IDIQ extension with U.S. Special Operations Command

 ## TCS
Launched its Trusted Cybersecurity Services (TCS) offering to help better protect U.S. businesses and critical infrastructure by leveraging classified threat intelligence for advanced detection capabilities

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SATELLITE SERVICES

FREE CONECTIVITY
Enabled Delta Air Lines to offer IFC on Viasat-equipped aircraft. We are currently contracted to equip and activate IFC on over 1,000 Delta aircraft, including widebodies

2,230
Achieved a record 2,230 commercial IFC aircraft in service by end of fiscal year 2023, up 22% YoY

10M
Announced new partnership with Microsoft's Airband Initiative, becoming their first satellite partner in the initiative, to help deliver internet access to 10 million people around the globe, including 5 million across Africa

60,000
Achieved a connectivity milestone in Brazil with over 60,000 sites in service and connecting over 11 million Brazilians, including 26,000 internet access points for rural and indigenous schools, health posts, public service facilities, and non-profit organizations

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COMMERCIAL NETWORKS

575
Shipped over 575 commercial air IFC terminals to more than 15 airline partners

VIASAT-3
- First ViaSat-3 satellite launched April 30, 2023
- Second and third ViaSat-3 satellites undergoing testing at Boeing

$100M
Large antenna (up to 24 meters in diameter) ground station business continues to grow significantly with ~$100M in awards this year

FINANCIAL SUMMARY

ADJUSTED EBITDA

FROM CONTINUING OPERATIONS / FISCAL YEAR / DOLLARS IN MILLIONS



$414 — 2021
$476 — 2022
$501 — 2023

*See page 98 for a reconciliation of Adjusted EBITDA to net income (loss) attributable to Viasat, Inc.

NEW CONTRACT AWARDS

FROM CONTINUING OPERATIONS / FISCAL YEAR / DOLLARS IN MILLIONS



$2,318 — 2021
$2,299 — 2022
$2,829 — 2023

REVENUES

FROM CONTINUING OPERATIONS / FISCAL YEAR / DOLLARS IN MILLIONS



$1,921 — 2021
$2,417 — 2022
$2,556 — 2023

FINANCIAL PERFORMANCE

Table of contents

Performance graph

The following graph shows the value of an investment of $100 in cash on March 31, 2018 in (1) Viasat's common stock, (2) the NASDAQ Telecommunications Index, (3) the NASDAQ Composite Index and (4) the S&P MidCap 400 Index. The graph assumes that all dividends, if any, were reinvested. The stock price performance shown on the graph is based on historical data and should not be considered indicative of future performance. The information contained under this heading "Performance graph" shall not be deemed to be "soliciting material," or to be "filed" with the SEC, or subject to Regulation 14A or Regulation 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference into any filing of Viasat, except to the extent that Viasat specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

We are an innovator in communications technologies and services, focused on making connectivity accessible, available and secure for all. Our end-to-end platform of high-capacity Ka-band satellites, ground infrastructure and user terminals enables us to provide cost-effective, high-speed, high-quality broadband solutions to enterprises, consumers, military and government users around the globe, whether on the ground, in the air or at sea. In addition, our government business includes a portfolio of communications gateways, situational awareness products and services, Ka-band, Ku-band and UHF satellite communication products and services, cybersecurity and information assurance products and services and tactical data link solutions. We believe that our diversification strategy—anchored in a broad portfolio of customer-centric products and services—our vertical integration approach and our ability to effectively cross-deploy technologies between government and commercial applications and segments as well as across different geographic markets, provide us with a strong foundation to sustain and enhance our leadership in advanced communications and networking technologies. We conduct our business through three segments: satellite services, commercial networks and government systems.

Satellite Services

Our satellite services segment uses our proprietary technology platform to provide satellite-based high-speed broadband services around the globe for use in commercial applications. Our proprietary Ka-band satellites are at the core of our technology platform. The primary services offered by our satellite services segment are comprised of:

- Fixed broadband services, which provide consumers and businesses with high-speed, high-quality broadband internet access and Voice over Internet Protocol services, primarily in the United States as well as in various countries in Europe and Latin America.

- In-flight services, which provide industry-leading in-flight connectivity (IFC), wireless in-flight entertainment and aviation software services.

- Prepaid Internet services, which offer innovative, affordable, satellite-based connectivity in communities that have little or no access to the internet. These services help foster digital inclusion by enabling millions of people to connect to affordable, high-quality internet services via a centralized terminal connected to the internet via satellite, that is then used to provide community hotspots, home broadband and mobile broadband. We provide Prepaid Internet services in multiple regions in Mexico and Brazil and are trialing services in advance of full-service launch in various other countries in South America and Central America.

- Other mobile broadband services, which include high-speed, satellite-based internet services to seagoing vessels (such as energy offshore vessels, cruise ships, consumer ferries and yachts), as well as L-band managed services enabling real-time machine-to-machine position tracking, management of remote assets and operations, and visibility into critical areas of the supply chain.

- Energy services, which include ultra-secure solutions spanning global IP connectivity, bandwidth-optimized over-the-top applications, industrial internet-of-things, big data enablement and industry-leading machine learning analytics.

The assets and results of operations of Euro Broadband Infrastructure Sàrl (EBI) and RigNet, Inc. (Rignet) are primarily included in our satellite services segment (with insignificant amounts included in our commercial networks segment).

Commercial Networks

Our commercial networks segment develops and sells a wide array of advanced satellite and wireless products, antenna systems and network and terminal solutions that support or enable the provision of high-speed fixed and mobile broadband services. We design, develop and produce space system solutions for multiple orbital regimes, including geostationary, medium earth orbit (MEO) and low earth orbit (LEO). The primary products, systems, solutions and services offered by our commercial networks segment are comprised of:

- Mobile broadband satellite communication systems, designed for use in aircraft, land-mobile and seagoing vessels.

- Fixed broadband satellite communication systems, including next-generation satellite network infrastructure, ground terminals and design and implementation for customer telecommunication systems.

- Antenna systems, including state-of-the-art ground and airborne terminals, antennas and gateways for terrestrial and satellite customer applications, mobile satellite communication, Ka-band earth stations and other multi-band/multi-function antennas.

- Space systems design and satellite networking development, including the design and development of the architecture of high-capacity Ka-band geosynchronous satellites and associated payload technologies (both for our own satellite fleet as well as for third parties) and special purpose LEO and MEO satellites and other small satellite platforms, as well as semiconductor design for ASIC and MMIC chips. Satellite networking development includes specialized design and technology services covering all aspects of satellite communication system architecture, networks and technology.

Government Systems

Our government systems segment offers a broad array of products and services, including:

- Government mobile broadband products and services, which provide military and government users with high-speed, real-time, broadband and multimedia connectivity in key regions of the world, as well as line-of-sight and beyond-line-of-sight ISR missions.

- Government satellite communication systems, which offer an array of portable, mobile and fixed broadband modems, terminals, network access control systems and antenna systems, and include products designed for manpacks, aircraft, unmanned aerial vehicles, seagoing vessels, ground-mobile vehicles, space-based systems and fixed applications.

- Secure networking, cybersecurity and information assurance products and services, which provide advanced, high-speed IP-based "Type 1" and High Assurance Internet Protocol Encryption (HAIPE®)-compliant encryption solutions that enable military and government users to communicate information securely, and that protect the integrity of data stored on computers and storage devices.

- Tactical data link solutions, which continue to provide certain solutions in the tactical data link space, including our Move Out/Jump Off (MOJO) tactical gateway family of products and simulation environments via our radio frequency generators which test our customers' tactical data links. On January 3, 2023 we sold the remainder of our Link-16 Tactical Data Links business (the Link-16 TDL Business) to L3Harris Technologies, Inc. (L3Harris). See Note 4 — Discontinued Operations to our consolidated financial statements for additional information.

Factors and Trends Affecting our Results of Operations

We believe that the performance of our business and our results of operations in a given period are driven by various factors, including:

- the timing and impact of acquisitions and divestitures, such as the pending Inmarsat Transaction (as defined below) and recently completed Link-16 TDL Sale (as defined below), as well as the payment of transaction consideration and the incurrence of transaction-related or integration costs and any incurrence or repayment of indebtedness in connection therewith (see the discussion below under "Inmarsat Acquisition");

- the extent and stage of our satellite design, construction and launch activities, the associated level of investment required, the impact of any construction or launch delays or operational or launch failures, and the impact of bringing newly launched satellites into commercial service and associated ramp-up activities and costs (see the discussion below under "Satellite-Related Activities");

- our ability to manage available bandwidth ahead of new satellites entering commercial service;

- our ability to maintain the health, capacity, control and level of service of our satellite fleet, or the existence or occurrence of any malfunctions or anomalies in or other disruptions to our satellites;

- changes in the levels of our research and development (R&D) spending, including the effects of associated tax credits;

- seasonal effects related to the timing of contract awards, the timing and availability of U.S. Government funding, and the timing of product deliveries and customer acceptance in our government systems segment, as well as subscriber activity for our fixed broadband services related to traditional retail selling periods and increased demand for IFC services from airline passengers during peak holiday travel periods in our satellite services segment;

- the rate of growth in worldwide demand for mobile and fixed broadband connectivity, including growth in number internet users, applications and connected devices;

- the rate of technological innovation and change in the industries in which we operate, and the introduction of new competing technologies, products and services by new and existing competitors;

- the marketing and pricing strategies of our competitors with respect to competing technologies, products and services;

- our ability to implement (on a timely basis) our technology roadmap and the associated investments and costs, as well as market acceptance and the timing of availability of our new products and services;

- the timing, quantity and mix of products and services sold in each of our segments;

- the uptake of our in-flight services by commercial airlines and number of aircraft retrofitted or installed with our IFC systems, and the rate of revenue growth in our IFC-related businesses in our satellite services and commercial networks segments resulting from the normalization of or growth in global air traffic;

- varying subscriber addition, churn and average revenue per user (ARPU) rates for our fixed broadband businesses and mix of wholesale and retail subscribers;

- the complex and lengthy procurement process for most of our commercial networks and government systems customers and potential customers, the impact of a failure to receive an expected order or a deferral of an order to a later period, and the timing of or effect of delays in obtaining government product certifications;

- the difficulty in estimating costs over the life of a contract, which may require adjustment in future periods, and the impact of cost overruns (due to inflation or otherwise) on fixed-price development contracts;

- the timing of customer payments under significant contracts;

- our reliance on a few significant customers, particularly agencies of the U.S. Government, for a significant percentage of our revenues, as a result of which the loss or decline in business with any of these customers may negatively impact our revenue and collectability of related accounts receivable;

- our reliance on a global supply chain, including contract manufacturers and single-source or limited groups of suppliers; the impact of supply chain bottlenecks, and our ability to purchase component parts that are periodically subject to shortages resulting from surges in demand, natural disasters or other events;

- one-time charges to operating income arising from items such as costs and expenses, relating to acquisitions or divestitures, impairment of assets and write-offs of assets related to customer non-payments or obsolescence;

- changes in laws, regulations and interpretations affecting our business, including changes affecting spectrum availability or permitted uses;

- our ability to generate sufficient cash flows to repay our indebtedness; and

- the impact of public health crises, such as the COVID-19 pandemic, general economic and political conditions, and other trends that affect the industries in which we operate, and the return to normalization after associated disruptions, such as the timing of return to normalization of government acquisition processes and pre-pandemic global airline traffic levels following COVID-19-related disruptions.

See also "Business–Segments" in of our most recent Annual Report on Form 10-K for a discussion of what we believe to be key drivers for future growth in each of our segments.

COVID-19

Although the COVID-19 pandemic impacted our financial results for fiscal years ended March 31, 2023, 2022 and 2021 (mostly due to the resulting disruption to regional and local supply chains, as well as its impact on overall supply and demand, global air travel, consumer confidence, discretionary spending levels and levels of economic activity), the impact was not material to our financial position, results of operations or cash flows in such periods. We continue to expect our diversified businesses to provide resiliency in fiscal year 2024.

Inmarsat Acquisition

On November 8, 2021, we entered into a Purchase Agreement with the shareholders of Connect Topco Limited, a private company limited by shares and incorporated in Guernsey (Inmarsat), and certain management and employees who hold options and shares of a subsidiary of Inmarsat whose options and shares will be exchanged for shares of Inmarsat prior to closing (collectively, the Sellers), to combine Viasat with Inmarsat. Pursuant to the Purchase Agreement, we will purchase all of the issued and outstanding shares of Inmarsat from the Sellers upon the terms and subject to the conditions set forth therein (the Inmarsat Transaction). The total consideration payable by us under the Purchase Agreement consists of $850.0 million in cash, subject to adjustments (such as the dividend paid by Inmarsat in April 2022, see below), and approximately 46.36 million unregistered shares of our common stock. On April 6, 2022, Inmarsat paid a dividend of $299.3 million to the Sellers, resulting in a $299.3 million reduction in the cash consideration payable by us at the closing of the Inmarsat Transaction. Our board of directors has unanimously approved the Purchase Agreement and the proposed Inmarsat Transaction. Our stockholders approved the issuance of shares in the Inmarsat Transaction and an amendment to our certificate of incorporation to increase the number of shares of our common stock authorized for issuance at a special meeting held on June 21, 2022.

The closing of the Inmarsat Transaction is subject to customary closing conditions, including receipt of regulatory approvals and clearances. The Purchase Agreement contains certain termination rights for both us and certain of the Sellers and further provides that, upon termination of the Purchase Agreement under certain circumstances, we may be obligated to pay a termination fee of up to $200.0 million or to reimburse certain out-of-pocket expenses of certain Sellers up to $40.0 million.

We have obtained financing commitments for an additional $1.6 billion of new debt facilities in connection with the Inmarsat Transaction (which may be secured and/or unsecured). We also plan to assume $2.1 billion in principal amount of Inmarsat senior secured bonds and the outstanding indebtedness under Inmarsat's $2.4 billion senior secured credit facilities.

We have incurred and expect to incur non-recurring costs associated with the Inmarsat Transaction and combining the operations of the two companies, as well as transaction fees and other costs (including financing costs) related to the Inmarsat Transaction, including (but not limited to) fees paid to investment banking, legal and accounting advisors, regulatory and public relations advisors, rating agency fees, filing fees, printing costs and other costs and expenses. Although a significant portion of these costs is contingent upon the closing of the Inmarsat Transaction occurring, some have been and will be incurred regardless of whether the Inmarsat Transaction is consummated. In addition, the combined company will also incur significant restructuring and integration costs in connection with the Inmarsat Transaction. Costs related to restructuring will be expensed as a cost of the ongoing results of operations of either us or the combined company. There are processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Inmarsat Transaction and the integration of Inmarsat's business. While we have assumed a certain level of expenses would be incurred to integrate the two companies and achieve synergies and efficiencies and we continue to assess the magnitude of these costs, many of these expenses are, by their nature, difficult to estimate accurately and there are many factors beyond our control that could affect the total amount or timing of these costs. Although we expect that the elimination of duplicative costs, as well as the realization of strategic benefits, additional income, synergies and other efficiencies, should allow the combined company to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

Other Transactions

On January 3, 2023, we completed the sale of our Link-16 TDL Business in our government systems segment to L3Harris in exchange for approximately $1.96 billion in cash, subject to adjustments (the Link-16 TDL Sale). Unless otherwise noted, discussion throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations relates to our continuing operations only and excludes the Link-16 TDL Business. See Note 4 — Discontinued Operations to our consolidated financial statements for additional information.

On April 30, 2021, we completed our acquisition of the remaining 51% interest in EBI, a satellite broadband internet service provider in Europe, Middle East, and Africa (EMEA), from Eutelsat. We paid approximately $167.0 million in cash, net of what is currently estimated to be an immaterial amount of estimated purchase price consideration (net of approximately $121.7 million of EBI's cash on hand, resulting in a cash outlay of approximately $51.0 million).

On April 30, 2021, we completed our acquisition of RigNet, a leading provider of ultra-secure, intelligent networking solutions and specialized applications. In connection with the acquisition, we issued approximately 4.0 million shares of our common stock to RigNet former shareholders, paid down $107.3 million of outstanding borrowings of RigNet's revolving credit facility, and retained approximately $20.6 million of RigNet's cash on hand.

The assets and results of operations of EBI and RigNet are primarily included in our satellite services segment, with insignificant amounts included in our commercial networks segment.

Satellite-Related Activities

We expect to continue to invest in internal research and development (IR&D) as we continue our focus on leadership and innovation in satellite and space technologies, including for the development of any new generation satellite designs and next-generation satellite network solutions. The level of our investment in a given fiscal year will depend on a variety of factors, including the stage of development of our satellite projects, new market opportunities and our overall operating performance.

As we continue to build and expand our global network and satellite fleet, from time to time we enter into satellite construction agreements for the construction and purchase of additional satellites and (depending on the satellite design) the integration of our payload and technologies into the satellites. See Note 13 — Commitments to our consolidated financial statements for information as of March 31, 2023 regarding our future minimum payments under our satellite construction contracts and other satellite-related purchase commitments (including satellite performance incentive obligations relating to the ViaSat-1 and ViaSat-2 satellites) for the next five fiscal years and thereafter. The total project cost to bring a new satellite into service will depend, among other things, on the scope and timing of the earth station infrastructure roll-out and the method used to procure fiber or other access to the earth station infrastructure. Our total cash funding of a satellite project may be reduced through third-party agreements, such as potential joint service offerings and other strategic partnering arrangements.

In connection with the launch of any new satellite and the commencement of commercial service on the satellite, we expect to incur additional operating costs that negatively impact our financial results. For example, when ViaSat-2 was placed in commercial service in the fourth quarter of fiscal year 2018, this resulted in additional operating costs in our satellite services segment during the ramp-up period prior to service launch and in the fiscal year following service launch. These increased operating costs included depreciation, amortization of capitalized software development, earth station connectivity, marketing and advertising costs, logistics, customer care and various support systems. In addition, interest expense increased during fiscal year 2019 as we no longer capitalized the interest expense relating to the debt incurred for the construction of ViaSat-2 and the related gateway and networking equipment once the satellite was in commercial service. As services using the new satellite scaled, however, our revenue base for broadband services expanded and we gained operating cost efficiencies, which together yielded incremental segment earnings contributions. We anticipate that we will incur a similar cycle of increased operating costs and constrained bandwidth supply as we prepare for and launch commercial services on future satellites, including our ViaSat-3 constellation, followed by increases in revenue base and in scale. However, there can be no assurance that we will be successful in significantly increasing revenues or achieving or maintaining operating profit in our satellite services segment, and any such gains may also be offset by investments in our global business. In addition, in fiscal year 2023 we experienced (and we may in the future experience) capacity constraints on our existing satellites in the lead-up to the commencement of commercial service on new satellites.

Sources of Revenues

Our satellite services segment revenues are primarily derived from our fixed broadband services, in-flight services and energy services (acquired through the RigNet acquisition).

Revenues in our commercial networks and government systems segments are primarily derived from three types of contracts: fixed-price contracts (which require us to provide products and services under a contract at a specified price), cost-reimbursement contracts (under which we are reimbursed for all actual costs incurred in performing the contract to the extent such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit), and time-and-materials contracts (which reimburse us for the number of labor hours expended at an established hourly rate negotiated in the contract, plus the cost of materials utilized in providing such products or services).

Historically, a significant portion of our revenues in our commercial networks and government systems segments has been derived from customer contracts that include the development of products. The development efforts are conducted in direct response to the customer's specific requirements and, accordingly, expenditures related to such efforts are included in cost of sales when incurred and the related funding (which includes a profit component) is included in revenues. See Note 1 — The Company and a Summary of Its Significant Accounting Policies to our consolidated financial statements for additional information.

To date, our ability to grow and maintain our revenues in our commercial networks and government systems segments has depended on our ability to identify and target markets where the customer places a high priority on the technology solution, and our ability to obtain additional sizable contract awards. Due to the nature of this process, it is difficult to predict the probability and timing of obtaining awards in these markets.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We consider the policies discussed below to be critical to an understanding of our financial statements because their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. We describe the specific risks for these critical accounting policies in the following paragraphs. For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates routinely require adjustment.

Revenue recognition

We apply the five-step revenue recognition model under Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (commonly referred to as ASC 606) to our contracts with our customers. Under this model, we (1) identify the contract with the customer, (2) identify our performance obligations in the contract, (3) determine the transaction price for the contract, (4) allocate the transaction price to our performance obligations and (5) recognize revenue when or as we satisfy our performance obligations. These performance obligations generally include the purchase of services (including broadband capacity and the leasing of broadband equipment), the purchase of products, and the development and delivery of complex equipment built to customer specifications under long-term contracts.

The timing of satisfaction of performance obligations may require judgment. We derive a substantial portion of our revenues from contracts with customers for services, primarily consisting of connectivity services. These contracts typically require advance or recurring monthly payments by the customer. Our obligation to provide connectivity services is satisfied over time as the customer simultaneously receives and consumes the benefits provided. The measure of progress over time is based upon either a period of time (e.g., over the estimated contractual term) or usage (e.g., bandwidth used/bytes of data processed). We evaluate whether broadband equipment provided to our customer as part of the delivery of connectivity services represents a lease in accordance with the authoritative guidance for leases (ASC 842). As discussed in Note 1 – The Company and a Summary of Its Significant Accounting Policies – Leases to our consolidated financial statements, for broadband equipment leased to fixed broadband customers in conjunction with the delivery of connectivity services, we account for the lease and non-lease components of connectivity services arrangement as a single performance obligation as the connectivity services represent the predominant component.

We also derive a portion of our revenues from contracts with customers to provide products. Performance obligations to provide products are satisfied at the point in time when control is transferred to the customer. These contracts typically require payment by the customer upon passage of control and determining the point at which control is transferred may require judgment. To identify the point at which control is transferred to the customer, we consider indicators that include, but are not limited to, whether (1) we have the present right to payment for the asset, (2) the customer has legal title to the asset, (3) physical possession of the asset has been transferred to the customer, (4) the customer has the significant risks and rewards of ownership of the asset, and (5) the customer has accepted the asset. For product revenues, control generally passes to the customer upon delivery of goods to the customer.

The vast majority of our revenues from long-term contracts to develop and deliver complex equipment built to customer specifications are derived from contracts with the U.S. Government (including foreign military sales contracted through the U.S. Government). Our contracts with the U.S. Government typically are subject to the Federal Acquisition Regulation (FAR) and are priced based on estimated or actual costs of producing goods or providing services. The FAR provides guidance on the types of costs that are allowable in establishing prices for goods and services provided under U.S. Government contracts. The pricing for non-U.S. Government contracts is based on the specific negotiations with each customer. Under the typical payment terms of our U.S. Government fixed-price contracts, the customer pays us either performance-based payments (PBPs) or progress payments. PBPs are interim payments based on quantifiable measures of performance or on the achievement of specified events or milestones. Progress payments are interim payments based on a percentage of the costs incurred as the work progresses. Because the customer can often retain a portion of the contract price until completion of the contract, our U.S. Government fixed-price contracts generally result in revenue recognized in excess of billings which we present as unbilled accounts receivable on the balance sheet. Amounts billed and due from our customers are classified as receivables on the balance sheet. The portion of the payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer. For our U.S. Government cost-type contracts, the customer generally pays us for our actual costs incurred within a short period of time. For non-U.S. Government contracts, we typically receive interim payments as work progresses, although for some contracts, we may be entitled to receive an advance payment. We recognize a liability for these advance payments in excess of revenue recognized and present it as collections in excess of revenues and deferred revenues on the balance sheet. An advance payment is not typically considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a contract and to protect us from the other party failing to adequately complete some or all of its obligations under the contract.

Performance obligations related to developing and delivering complex equipment built to customer specifications under long-term contracts are recognized over time as these performance obligations do not create assets with an alternative use to us and we have an enforceable right to payment for performance to date. To measure the transfer of control, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. We generally use the cost-to-cost measure of progress for our contracts because that best depicts the transfer of control to the customer which occurs as we incur costs on our contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Estimating the total costs at completion of a performance obligation requires management to make estimates related to items such as subcontractor performance, material costs and availability, labor costs and productivity and the costs of overhead. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recognized in the period the loss is determined. A one percent variance in our future cost estimates on open fixed-price contracts as of March 31, 2023 would change our income (loss) before income taxes by an insignificant amount.

The evaluation of transaction price, including the amounts allocated to performance obligations, may require significant judgments. Due to the nature of the work required to be performed on many of our performance obligations, the estimation of total revenue, and where applicable the cost at completion, is complex, subject to many variables and requires significant judgment. Our contracts may contain award fees, incentive fees, or other provisions, including the potential for significant financing components, that can either increase or decrease the transaction price. These amounts, which are sometimes variable, can be dictated by performance metrics, program milestones or cost targets, the timing of payments, and customer discretion. We estimate variable consideration at the amount to which we expect to be entitled. We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. In the event an agreement includes embedded financing components, we recognize interest expense or interest income on the embedded financing components using the effective interest method. This methodology uses an implied interest rate which reflects the incremental borrowing rate which would be expected to be obtained in a separate financing transaction. We have elected the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component if we expect, at contract inception, that the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

If a contract is separated into more than one performance obligation, the total transaction price is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. Estimating standalone selling prices may require judgment. When available, we utilize the observable price of a good or service when we sell that good or service separately in similar circumstances and to similar customers. If a standalone selling price is not directly observable, we estimate the standalone selling price by considering all information (including market conditions, specific factors, and information about the customer or class of customer) that is reasonably available.

Deferred costs to obtain or fulfill contract

Under ASC 340-40, Other Assets and Deferred Costs – Contracts with Customers, we recognize an asset from the incremental costs of obtaining a contract with a customer if we expect to recover those costs. The incremental costs of obtaining a contract are those costs that we incur to obtain a contract with a customer that we would not have incurred if the contract had not been obtained. ASC 340-40 also requires the recognition of an asset from the costs incurred to fulfill a contract when (1) the costs relate directly to a contract or to an anticipated contract that we can specifically identify, (2) the costs generate or enhance our resources that will be used in satisfying (or in continuing to satisfy) performance obligations in the future, and (3) the costs are expected to be recovered. We recognize an asset related to commission costs incurred primarily in our satellite services segment and recognize an asset related to costs incurred to fulfill contracts. Costs to acquire customer contracts are amortized over the estimated customer contract life. Costs to fulfill customer contracts are amortized in proportion to the revenue to which the costs relate. For contracts with an estimated amortization period of less than one year, we expense incremental costs immediately.

Warranty reserves

We provide limited warranties on our products for periods of up to five years. We record a liability for our warranty obligations when we ship the products or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within 12 months are classified as accrued liabilities and amounts expected to be incurred beyond 12 months are classified as other liabilities in the consolidated financial statements. For mature products, we estimate the warranty costs based on historical experience with the particular product. For newer products that do not have a history of warranty costs, we base our estimates on our experience with the technology involved and the types of failures that may occur. It is possible that our underlying assumptions will not reflect the actual experience, and, in that case, we will make future adjustments to the recorded warranty obligation.

Property, equipment and satellites

Property, equipment and satellites, net includes our owned and leased satellites and the associated earth stations and networking equipment, as well as the customer premise equipment units which are leased to subscribers under a retail leasing program as part of our satellite services segment.

Satellites and other property and equipment are recorded at cost or in the case of certain satellites and other property acquired, the fair value at the date of acquisition, net of accumulated depreciation. Capitalized satellite costs consist primarily of the costs of satellite construction and launch, including launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentive payments expected to be payable to the satellite manufacturers (dependent on the continued satisfactory performance of the satellites), costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction. We also construct earth stations, network operations systems and other assets to support our satellites, and those construction costs, including interest, are capitalized as incurred. At the time satellites are placed in commercial service, we estimate the useful life of our satellites for depreciation purposes based upon an analysis of each satellite's performance against the original manufacturer's orbital design life, estimated fuel levels and related consumption rates, as well as historical satellite operating trends. We periodically review the remaining estimated useful life of our satellites to determine if revisions to the estimated useful lives are necessary.

Leases

In accordance with ASC 842, we assess at contract inception whether the contract is, or contains, a lease. Generally, we determine that a lease exists when (1) the contract involves the use of a distinct identified asset, (2) we obtain the right to substantially all economic benefits from use of the asset, and (3) we have the right to direct the use of the asset. A lease is classified as a finance lease when one or more of the following criteria are met: (1) the lease transfers ownership of the asset by the end of the lease term, (2) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (3) the lease term is for a major part of the remaining useful life of the asset, (4) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset or (5) the asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease is classified as an operating lease if it does not meet any of these criteria.

At the lease commencement date, we recognize a right-of-use asset and a lease liability for all leases, except short-term leases with an original term of 12 months or less. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease. The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, less any lease incentives received. All right-of-use assets are periodically reviewed for impairment in accordance with standards that apply to long-lived assets. The lease liability is initially measured at the present value of the lease payments, discounted using an estimate of our incremental borrowing rate for a collateralized loan with the same term as the underlying leases.

Lease payments included in the measurement of lease liabilities consist of (1) fixed lease payments for the noncancelable lease term, (2) fixed lease payments for optional renewal periods where it is reasonably certain the renewal option will be exercised, and (3) variable lease payments that depend on an underlying index or rate, based on the index or rate in effect at lease commencement. Certain of our real estate lease agreements require variable lease payments that do not depend on an underlying index or rate established at lease commencement. Such payments and changes in payments based on a rate or index are recognized in operating expenses when incurred.

Lease expense for operating leases consists of the fixed lease payments recognized on a straight-line basis over the lease term plus variable lease payments as incurred. Lease expense for finance leases consists of the depreciation of assets obtained under finance leases on a straight-line basis over the lease term and interest expense on the lease liability based on the discount rate at lease commencement. For both operating and finance leases, lease payments are allocated between a reduction of the lease liability and interest expense.

For broadband equipment leased to fixed broadband customers in conjunction with the delivery of connectivity services, we have made an accounting policy election not to separate the broadband equipment from the related connectivity services. The connectivity services are the predominant component of these arrangements. The connectivity services are accounted for in accordance ASC 606. We are also a lessor for certain insignificant communications equipment. These leases meet the criteria for operating lease classification. Lease income associated with these leases is not material.

Business combinations

The purchase price for business combinations is allocated to the estimated fair values of acquired tangible and intangible assets, and assumed liabilities, where applicable. Additionally, we recognize technology, contracts and customer relationships, satellite co-location rights, trade names and other as identifiable intangible assets, which are recorded at fair value as of the transaction date. Goodwill is recorded when consideration transferred exceeds the fair value of identifiable assets and liabilities. Measurement-period adjustments to assets acquired and liabilities assumed with a corresponding offset to goodwill are recorded in the period they occur, which may include up to one year from the acquisition date. Contingent consideration is recorded at fair value at the acquisition date.

Impairment of long-lived and other long-term assets (property, equipment and satellites, and other assets, including goodwill)

In accordance with the authoritative guidance for impairment or disposal of long-lived assets (ASC 360), we assess potential impairments to our long-lived assets, including property, equipment and satellites and other assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We recognize an impairment loss when the undiscounted cash flows expected to be generated by an asset (or group of assets) are less than the asset's carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. No material impairments were recorded by us for fiscal years 2023, 2022 and 2021 other than the impairment of certain right-of-use assets in the fourth quarter of fiscal year 2023. See Note 7 — Leases to our consolidated financial statements for additional information.

We account for our goodwill under the authoritative guidance for goodwill and other intangible assets (ASC 350) and the provisions of ASU 2017-04, Simplifying the Test for Goodwill Impairment, which we early adopted in fiscal year 2020. Current authoritative guidance allows us to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If, after completing the qualitative assessment, we determine that it is more likely than not that the estimated fair value is greater than the carrying value, we conclude that no impairment exists. Alternatively, if we determine in the qualitative assessment that it is more likely than not that the fair value is less than its carrying value, then we perform a quantitative goodwill impairment test to identify both the existence of an impairment and the amount of impairment loss, by comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit is less than the carrying value, then a goodwill impairment charge will be recognized in the amount by which the carrying amount exceeds the fair value, limited to the total amount of goodwill allocated to that reporting unit. We test goodwill for impairment during the fourth quarter every fiscal year and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

In accordance with ASC 350, we assess qualitative factors to determine whether goodwill is impaired. The qualitative analysis includes assessing the impact of changes in certain factors including: (1) changes in forecasted operating results and comparing actual results to projections, (2) changes in the industry or our competitive environment since the acquisition date, (3) changes in the overall economy, our market share and market interest rates since the acquisition date, (4) trends in the stock price and related market capitalization and enterprise values, (5) trends in peer companies' total enterprise value metrics, and (6) additional factors such as management turnover, changes in regulation and changes in litigation matters.

Furthermore, in addition to qualitative analysis, we believe it is appropriate to conduct a quantitative analysis periodically as a prudent review of our reporting unit goodwill fair values. Our quantitative analysis estimates the fair values of the reporting units using discounted cash flows and other indicators of fair value. The forecast of future cash flow is based on our best estimate of each reporting unit's future revenue and operating costs, based primarily on existing firm orders, expected future orders, contracts with suppliers, labor resources, general market conditions, and other relevant factors. Based on a quantitative analysis for fiscal year 2023, we concluded that estimated fair values of our reporting units significantly exceed their respective carrying values.

Based on our qualitative and quantitative assessment performed during the fourth quarter of fiscal year 2023, we concluded that it was more likely than not that the estimated fair value of our reporting units exceeded their carrying value as of March 31, 2023.

Income taxes and valuation allowance on deferred tax assets

Management evaluates the realizability of our deferred tax assets and assesses the need for a valuation allowance on a quarterly basis to determine if the weight of available evidence suggests that an additional valuation allowance is needed. In accordance with the authoritative guidance for income taxes (ASC 740), net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the event that our estimate of taxable income is less than that required to utilize the full amount of any deferred tax asset, a valuation allowance is established, which would cause a decrease to income in the period such determination is made.

Our analysis of the need for a valuation allowance on deferred tax assets considered historical as well as forecasted future operating results. In addition, our evaluation considered other factors, including our contractual backlog, our history of positive earnings, current earnings trends assuming our satellite services segment continues to grow, taxable income adjusted for certain items, and forecasted income by jurisdiction. We also considered the period over which these net deferred tax assets can be realized and our history of not having federal tax loss carryforwards expire unused.

Accruals for uncertain tax positions are provided for in accordance with the authoritative guidance for accounting for uncertainty in income taxes (ASC 740). Under the authoritative guidance, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance addresses the derecognition of income tax assets and liabilities, classification of deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

We are subject to income taxes in the United States and numerous foreign jurisdictions. In the ordinary course of business, there are calculations and transactions where the ultimate tax determination is uncertain. In addition, changes in tax laws and regulations as well as adverse judicial rulings could adversely affect the income tax provision. We believe we have adequately provided for income tax issues not yet resolved with federal, state and foreign tax authorities. However, if these provided amounts prove to be more than what is necessary, the reversal of the reserves would result in tax benefits being recognized in the period in which we determine that provision for the liabilities is no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, an additional charge to expense would result.

Results of Operations

The following table presents, as a percentage of total revenues, income statement data of our continuing operations for the periods indicated:

	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
Revenues:	100%	100%	100%
Product revenues	37	36	38
Service revenues	63	64	62
Operating expenses:			
Cost of product revenues	29	29	30
Cost of service revenues	43	42	40
Selling, general and administrative	28	27	26
Independent research and development	5	6	6
Amortization of acquired intangible assets	1	1	—
Income (loss) from continuing operations	(6)	(5)	(2)
Interest (expense) income, net	—	(1)	(2)
Income (loss) from continuing operations before income taxes	(6)	(6)	(4)
(Provision for) benefit from income taxes from continuing operations	(2)	2	1
Net income (loss) from continuing operations	(8)	(4)	(3)
Net income (loss) from discontinued operations, net of tax	51	4	4
Net income (loss) attributable to Viasat, Inc.	42	(1)	—

Fiscal Year 2023 Compared to Fiscal Year 2022

Revenues

	Fiscal Years Ended		Dollar Increase	Percentage Increase
(In millions, except percentages)	March 31, 2023	March 31, 2022	(Decrease)	(Decrease)
Product revenues	$ 954.1	$ 860.7	$ 93.4	11%
Service revenues	1,602.0	1,556.5	45.6	3%
Total revenues	$ 2,556.2	$ 2,417.2	$ 139.0	6%

Our total revenues increased by $139.0 million as a result of a $93.4 million increase in product revenues and a $45.6 million increase in service revenues. The product revenue increase was driven primarily by an $86.9 million increase in our commercial networks segment, which was primarily the result of the Cisco Systems, Inc. (Cisco) settlement. Cisco, which previously acquired Acacia Communications, Inc. (Acacia), paid us $62.2 million during the second quarter of fiscal year 2023 in order to fully satisfy the July 2019 judgment previously entered against Acacia (the Cisco Settlement), of which we recorded $55.8 million as product revenue in our commercial networks segment (see Note 14 — Contingencies to our consolidated financial statements for more information). The service revenue increase was due to increases of $21.9 million in our satellite services segment, $13.6 million in our commercial networks segment and $10.1 million in our government systems segment.

Cost of revenues

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2023	March 31, 2022		
Cost of product revenues	$ 736.4	$ 699.5	$ 36.9	5%
Cost of service revenues	1,098.3	1,011.7	86.6	9%
Total cost of revenues	$ 1,834.8	$ 1,711.3	$ 123.5	7%

Cost of revenues increased by $123.5 million due to an increase of $86.6 million in cost of service revenues and $36.9 million in cost of product revenues. A portion of the cost of service revenue increase was driven by lower margins, primarily from our satellite services segment, driven mainly by a decline in U.S. fixed broadband revenue due to fewer residential subscribers as we manage our bandwidth capacity in support of our growing mobility service ahead of the launch of commercial services on the ViaSat-3 Americas satellite. Similar to our prior satellite launch cycles, once commercial service on ViaSat-3 Americas commences and as services using the new satellite scale, we expect the margins from our satellite services segment to improve (see the section captioned "Satellite-Related Activities" for further information). The increase in cost of service revenue was further driven by increased service revenues, also mainly from our satellite services segment. This increase was primarily attributable to an increase in our in-flight services business, causing a $29.6 million increase in cost of service revenues on a constant margin basis. The cost of product revenue increase was mainly due to increased product revenues, causing a $30.6 million increase in cost of product revenues on a constant margin basis, prior to the effects of product revenues related to the Cisco Settlement described above. This cost of product revenues increase was mainly from our commercial networks segment. The remainder of the increase in cost of product revenues was driven by lower margins, primarily driven by mobile broadband satellite communication systems in our commercial networks segment and government satellite communication systems in our government systems segment.

Selling, general and administrative expenses

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2023	March 31, 2022		
Selling, general and administrative	$ 718.6	$ 640.8	$ 77.8	12%

The $77.8 million increase in selling, general and administrative (SG&A) expenses reflected an increase in support costs across all three segments of $74.3 million, including an increase in acquisition-related expenses of approximately $7.4 million (mainly related to the Inmarsat Transaction). The increase in SG&A expenses was also driven by higher proposal costs, primarily in our commercial networks segment. SG&A expenses consisted primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, facilities, finance, contract administration and general management.

Independent research and development

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2023	March 31, 2022		
Independent research and development	$ 128.9	$ 149.5	$ (20.6)	(14)%

The $20.6 million decrease in IR&D expenses was mainly the result of a decrease of $22.2 million in IR&D efforts in our commercial networks segment (primarily related to decreased IR&D expenses for next-generation satellite payload technologies and next-generation consumer broadband integrated networking technologies, partially offset by an increase in IR&D efforts on mobile broadband satellite communication systems for commercial airline platforms). This overall decrease was slightly offset by an insignificant increase in our government systems segment.

Amortization of acquired intangible assets

We amortize our acquired intangible assets from prior acquisitions over their estimated useful lives, which range from two to 20 years. Amortization of acquired intangible assets in fiscal year 2023 compared to fiscal year 2022 increased by an insignificant amount. Expected amortization expense for acquired intangible assets for each of the following periods is as follows:

	Amortization
	(In thousands)
Expected for fiscal year 2024	$ 28,635
Expected for fiscal year 2025	26,560
Expected for fiscal year 2026	26,408
Expected for fiscal year 2027	26,408
Expected for fiscal year 2028	26,331
Thereafter	66,863
	$ 201,205

Interest income

The $19.0 million increase in interest income for fiscal year 2023 compared to fiscal year 2022 was primarily due to the interest earned on the invested portion of the cash related to proceeds of approximately $1.9 billion received from L3Harris in the Link-16 TDL Sale at the beginning of the fourth quarter of fiscal year 2023. The increase also reflected the Cisco Settlement described above, of which we recorded $6.4 million as interest income. Please refer to Note 14 — Contingencies to our consolidated financial statements for more information.

Interest expense

The $2.6 million decrease in interest expense in fiscal year 2023 compared to fiscal year 2022 was primarily due to an increase in the amount of interest capitalized compared to the prior year period. This decrease in interest expense was partially offset by the addition of interest expense related to the term loan facility which was entered into during the fourth quarter of fiscal year 2022 (the Term Loan Facility).

Income taxes

The income tax provision in fiscal year 2023 primarily reflected the establishment of a valuation allowance on the deferred tax asset for California R&D tax credits and the expense for tax deficiencies upon settlement of stock-based compensation during the period, partially offset by the benefit of federal R&D tax credits. Our valuation allowance against deferred tax assets increased from $78.1 million at March 31, 2022 to $150.0 million at March 31, 2023. The valuation allowance relates to state and foreign net operating loss carryforwards, state R&D tax credit carryforwards and foreign tax credit carryforwards. The income tax benefit in fiscal year 2022 primarily reflected the benefit of federal R&D tax credits, the reversal of a deferred tax liability recorded for EBI's outside basis difference upon assertion made during the first quarter of fiscal year 2022 to indefinitely reinvest future earnings offset by tax expense for non-deductible compensation and the tax expense for tax deficiencies upon settlement of stock-based compensation during the period.

Segment Results for Fiscal Year 2023 Compared to Fiscal Year 2022

Satellite services segment

Revenues

(In millions, except percentages)	Fiscal Years Ended March 31, 2023	Fiscal Years Ended March 31, 2022	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment product revenues	$ —	$ —	$ —	—%
Segment service revenues	1,210.7	1,188.8	21.9	2%
Total segment revenues	$ 1,210.7	$ 1,188.8	$ 21.9	2%

Our satellite services segment revenues increased by $21.9 million due to an increase in service revenues. The increase in service revenues was primarily attributable to an increase in our in-flight services business, partially offset by lower fixed broadband revenues in the United States as we allocated a greater proportion of our bandwidth to our IFC business due to bandwidth constraints ahead of commercial launch of the ViaSat-3 Americas satellite. The increase in in-flight service revenue was driven primarily by an increase in the number of commercial aircraft receiving our in-flight services through our IFC systems, an increase in passenger air traffic and the continued return to service of aircraft that were previously inactive as a result of the COVID-19 pandemic.

Segment operating profit (loss)

(In millions, except percentages)	Fiscal Years Ended March 31, 2023	Fiscal Years Ended March 31, 2022	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit (loss)	$ (41.0)	$ 31.6	$ (72.6)	(230)%
Percentage of segment revenues	(3)%	3%		

The change in our satellite services segment operating profit to an operating loss was primarily driven by lower earnings contributions of $45.3 million, primarily from our fixed broadband services business, driven mainly by a decline in U.S. fixed broadband revenue due to fewer residential subscribers as we manage our bandwidth capacity in support of our growing mobility service ahead of the launch of commercial services on the ViaSat-3 Americas satellite. Similar to our prior satellite launch cycles, once commercial service on ViaSat-3 Americas commences and as services using the new satellite scale, we expect the margins from our satellite services segment to improve (see the section captioned "Satellite-Related Activities" for further information). The increase in our satellite services segment operating loss was further driven by higher SG&A costs of $27.2 million (partially attributable to acquisition expenses related to the Inmarsat Transaction), higher expenditures associated with activating more of the ViaSat-3 ground network and supporting international expansion, and increased expenses as a result of supply chain shortages.

Commercial networks segment

Revenues

(In millions, except percentages)	Fiscal Years Ended March 31, 2023	Fiscal Years Ended March 31, 2022	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment product revenues	$ 530.4	$ 443.4	$ 86.9	20%
Segment service revenues	82.3	68.7	13.6	20%
Total segment revenues	$ 612.6	$ 512.1	$ 100.5	20%

Our commercial networks segment revenues increased by $100.5 million, due to a $86.9 million increase in product revenues and a $13.6 million increase in service revenues. The increase in product revenues was primarily the result of the

Cisco Settlement described above, of which we recorded $55.8 million as product revenue in our commercial networks segment. Please refer to Note 14 — Contingencies to our consolidated financial statements for more information. The remainder of the increase in product revenues was primarily attributable to an increase in mobile broadband satellite communication systems products due to increased IFC terminal deliveries. The increase in service revenues was primarily driven by an increase in mobile broadband satellite communication systems services.

Segment operating profit (loss)

	Fiscal Years Ended		Dollar (Increase) Decrease	Percentage (Increase) Decrease
(In millions, except percentages)	March 31, 2023	March 31, 2022		
Segment operating profit (loss)	$ (145.3)	$ (209.1)	$ 63.8	31%
Percentage of segment revenues	(24)%	(41)%		

The $63.8 million reduction in our commercial networks segment operating loss was driven primarily by higher earnings contributions of $61.3 million, primarily due to higher revenues as described above. The reduction in operating loss was also due to a $22.2 million decrease in IR&D expenses (primarily related to next-generation satellite payload technologies and next-generation consumer broadband integrated networking technologies, partially offset by an increase in IR&D efforts on mobile broadband satellite communication systems for commercial airline platforms). The decrease in operating loss was partially offset by higher SG&A costs of $19.7 million, which includes legal and other expenses related to the Cisco Settlement described above.

Government systems segment

Revenues

	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
(In millions, except percentages)	March 31, 2023	March 31, 2022		
Segment product revenues	$ 423.8	$ 417.3	$ 6.5	2%
Segment service revenues	309.0	299.0	10.1	3%
Total segment revenues	$ 732.8	$ 716.3	$ 16.5	2%

Our government systems segment revenues increased by $16.5 million due to an increase of $10.1 million in service revenues, and an increase of $6.5 million in product revenues. The service revenue increase was primarily due to a $19.6 million increase in government satellite communication systems services and a $2.8 million increase in tactical satcom radio services, partially offset by a $14.6 million decrease in government mobile broadband services. The product revenue increase was primarily driven by a $35.1 million increase in cybersecurity and information assurance products, a $4.9 million increase in tactical data link solutions and a $3.1 million increase in government mobile broadband products. The increase in product revenues was partially offset by a $19.3 million decrease in government satellite communication systems and a $18.3 million decrease in tactical satcom radio products. Our government systems segment continued to show some impacts from the COVID-19 pandemic, due to continuing certification delays and supply chain component shortages, but government systems segment awards remained strong in the fiscal year.

Segment operating profit (loss)

	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
(In millions, except percentages)	March 31, 2023	March 31, 2022		
Segment operating profit (loss)	$ 60.2	$ 93.1	$ (32.9)	(35)%
Percentage of segment revenues	8%	13%		

The $32.9 million decrease in our government systems segment operating profit was primarily driven by a $30.9 million increase in SG&A costs (partially related to acquisition expenses related to the Inmarsat Transaction).

Fiscal Year 2022 Compared to Fiscal Year 2021

Revenues

(In millions, except percentages)	Fiscal Years Ended March 31, 2022	Fiscal Years Ended March 31, 2021	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Product revenues	$ 860.7	$ 739.4	$ 121.4	16%
Service revenues	1,556.5	1,181.5	374.9	32%
Total revenues	$ 2,417.2	$ 1,920.9	$ 496.3	26%

Our total revenues increased by $496.3 million as a result of a $374.9 million increase in service revenues and a $121.4 million increase in product revenues. The service revenue increase was due to increases of $319.9 million in our satellite services segment, $38.4 million in our government systems segment and $16.6 million in our commercial networks segment. The product revenue increase was driven primarily by an increase of $174.6 million in our commercial networks segment, partially offset by an $53.3 million decrease in our government systems segment.

Cost of revenues

(In millions, except percentages)	Fiscal Years Ended March 31, 2022	Fiscal Years Ended March 31, 2021	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of product revenues	$ 699.5	$ 584.2	$ 115.4	20%
Cost of service revenues	1,011.7	771.5	240.2	31%
Total cost of revenues	$ 1,711.3	$ 1,355.7	$ 355.6	26%

Cost of revenues increased by $355.6 million due to an increase of $240.2 million in cost of service revenues and $115.4 million in cost of product revenues. The cost of service revenue increase was primarily due to increased service revenues, mainly from our satellite services segment, causing a $244.8 million increase in cost of service revenues on a constant margin basis. The cost of product revenue increase was mainly due to increased product revenues, causing a $95.9 million increase in cost of product revenues on a constant margin basis, mainly from our commercial networks segment. The remainder of the increase in cost of product revenues was driven by lower margins, primarily driven by cybersecurity and information assurance products in our government systems segment.

Selling, general and administrative expenses

(In millions, except percentages)	Fiscal Years Ended March 31, 2022	Fiscal Years Ended March 31, 2021	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Selling, general and administrative	$ 640.8	$ 497.2	$ 143.7	29%

The $143.7 million increase in SG&A expenses reflected an increase in support costs of $96.5 million, driven primarily by support costs related to RigNet, as well as acquisition-related expenses of approximately $34.0 million primarily related to the Inmarsat Transaction. The increase in SG&A expenses was also driven by $43.7 million of higher selling costs, reflected primarily in our satellite services segment, but was also reflected across our two other segments. SG&A expenses consisted primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, facilities, finance, contract administration and general management.

Independent research and development

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2022	March 31, 2021		
Independent research and development	$ 149.5	$ 108.5	$ 41.0	38%

The $41.0 million increase in IR&D expenses was mainly the result of an increase of $23.6 million in IR&D efforts in our commercial networks segment (primarily related to next-generation satellite payload technologies and mobile broadband satellite communication systems) and an $18.4 million increase in our government systems segment (primarily related to the development of next-generation dual band mobility solutions and the advancement of integrated government satellite communications platforms).

Amortization of acquired intangible assets

We amortize our acquired intangible assets from prior acquisitions over their estimated useful lives, which range from two to 20 years. The $23.2 million increase in amortization of acquired intangible assets in fiscal year 2022 compared to fiscal year 2021 was primarily related to the amortization of new intangibles acquired as a result of the acquisition of RigNet and of the remaining 51% interest in EBI in April 2021. Expected amortization expense for acquired intangible assets for each of the following periods is as follows:

	Amortization (In thousands)
Expected for fiscal year 2023	$ 31,383
Expected for fiscal year 2024	30,002
Expected for fiscal year 2025	27,880
Expected for fiscal year 2026	26,366
Expected for fiscal year 2027	25,805
Thereafter	94,607
	$ 236,043

Interest income

Interest income for fiscal year 2022 was relatively flat compared to fiscal year 2021.

Interest expense

The $3.3 million decrease in interest expense in fiscal year 2022 compared to fiscal year 2021 was primarily due to an increase in the amount of interest capitalized compared to the prior year period. This decrease in interest expense was partially offset by the addition of interest expense related to the 6.500% Senior Notes due 2028 (the 2028 Notes), which were issued in the first quarter of fiscal year 2021, and interest expense related to the Term Loan Facility which was entered into on March 4, 2022.

Income taxes

The income tax benefit in fiscal year 2022 primarily reflected the benefit of federal R&D tax credits, the reversal of a deferred tax liability recorded for EBI's outside basis difference upon assertion made during the first quarter of fiscal year 2022 to indefinitely reinvest future earnings offset by tax expense for non-deductible compensation and the tax expense for tax deficiencies upon settlement of stock-based compensation during the period. The income tax benefit in fiscal year 2021 primarily reflected the tax benefit from our loss before income taxes and the benefit of federal R&D tax credits, partially offset by the tax expense for tax deficiencies upon settlement of stock-based compensation during the period and tax expense for non-deductible compensation.

Segment Results for Fiscal Year 2022 Compared to Fiscal Year 2021

Satellite services segment

Revenues

(In millions, except percentages)	Fiscal Years Ended March 31, 2022	Fiscal Years Ended March 31, 2021	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment product revenues	$ —	$ —	$ —	—%
Segment service revenues	1,188.8	868.9	319.9	37%
Total segment revenues	$ 1,188.8	$ 868.9	$ 319.9	37%

Our satellite services segment revenues increased by $319.9 million due to an increase in service revenues. The increase in service revenues was primarily attributable to the acquisition of RigNet in the first quarter of fiscal year 2022, as well as increases in our in-flight services and fixed broadband businesses. The acquisition of RigNet contributed approximately $154.5 million of service revenues in fiscal year 2022. The increase in in-flight service revenue of $106.0 million was driven primarily by an increase in the number of commercial aircraft receiving our in-flight services through our IFC systems, as the number of aircraft in service increased, passenger air traffic continued to increase and aircraft that were previously inactive as a result of the COVID-19 pandemic continued to return to service. The increase in fixed broadband service revenues was primarily attributable to the acquisition of the remaining 51% interest in EBI, which also closed during the first quarter of fiscal year 2022, with EBI contributing approximately $38.5 million of service revenues in fiscal year 2022.

Segment operating profit (loss)

(In millions, except percentages)	Fiscal Years Ended March 31, 2022	Fiscal Years Ended March 31, 2021	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit (loss)	$ 31.6	$ 26.3	$ 5.3	20%
Percentage of segment revenues	3%	3%		

The $5.3 million increase in our satellite services segment operating profit was driven primarily by higher earnings contributions of $100.4 million, primarily due to an increase in revenues and improved margins from our in-flight services as the business continued to scale. The increase in our satellite services segment operating profit was partially offset by higher SG&A costs of $96.1 million (mainly attributable to RigNet, which was acquired during the first quarter of fiscal year 2022, as well as acquisition-related expenses related to the Inmarsat Transaction).

Commercial networks segment

Revenues

(In millions, except percentages)	Fiscal Years Ended March 31, 2022	Fiscal Years Ended March 31, 2021	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment product revenues	$ 443.4	$ 268.8	$ 174.6	65%
Segment service revenues	68.7	52.0	16.6	32%
Total segment revenues	$ 512.1	$ 320.9	$ 191.2	60%

Our commercial networks segment revenues increased by $191.2 million, due to a $174.6 million increase in product revenues and a $16.6 million increase in service revenues. The increase in product revenues was primarily due to increases of $112.1 million in mobile broadband satellite communication systems products due to increased IFC terminal deliveries as passenger air traffic continued to increase compared to the severe decline in passenger traffic in the prior year period as a result of the COVID-19 pandemic. There was also an increase of $52.5 million in antenna systems products and $25.7 million in RigNet products, partially offset by a $14.8 million decrease in fixed satellite networks products. The increase in service revenues was primarily driven by an increase in mobile broadband satellite communication services.

Segment operating profit (loss)

	Fiscal Years Ended		Dollar (Increase)	Percentage (Increase)
(In millions, except percentages)	March 31, 2022	March 31, 2021	Decrease	Decrease
Segment operating profit (loss)	$ (209.1)	$ (206.4)	$ (2.7)	(1)%
Percentage of segment revenues	(41)%	(64)%		

The $2.7 million increase in our commercial networks segment operating loss was driven primarily by a $23.6 million increase in IR&D expenses (primarily related to next-generation satellite payload technologies and mobile broadband satellite communication systems) and a $15.0 million increase in SG&A expenses (primarily related to higher support costs). The increase in commercial networks segment operating loss was offset by higher earnings contributions of $35.9 million, driven by increased revenues and improved margins from our mobile broadband satellite communication systems products.

Government systems segment

Revenues

	Fiscal Years Ended		Dollar Increase	Percentage Increase
(In millions, except percentages)	March 31, 2022	March 31, 2021	(Decrease)	(Decrease)
Segment product revenues	$ 417.3	$ 470.5	$ (53.3)	(11)%
Segment service revenues	299.0	260.5	38.4	15%
Total segment revenues	$ 716.3	$ 731.1	$ (14.8)	(2)%

Our government systems segment revenues decreased by $14.8 million due to a decrease of $53.3 million in product revenues, partially offset by an increase of $38.4 million in service revenues. The product revenue decrease was primarily driven by a $24.5 million decrease in government satellite communication systems products, a $20.5 million decrease in government mobile broadband products, and a $17.6 million decrease in tactical data link solutions products. The decrease in product revenues was partially offset by a $6.8 million increase in cybersecurity and information assurance products and a $2.6 million increase in tactical satcom radio products. The service revenue increase was primarily due to a $18.3 million increase in government mobile broadband services, a $14.8 million increase in government satellite communication systems services, and a $6.7 million increase in cybersecurity and information assurance services. As a result of the COVID-19 pandemic, our government systems segment continued to experience complications in product manufacturing and shipments and some administrative delays on certain contractual vehicles reflecting inherent challenges in the remote work environment. In addition, product revenues in the segment were negatively impacted in fiscal year 2022 by anticipated delays in certification of certain information security products, as well as certain unanticipated supply chain issues that affected certain product shipments. Despite these obstacles, new government systems segment awards remained strong through the end of fiscal year 2022.

Segment operating profit (loss)

	Fiscal Years Ended		Dollar Increase	Percentage Increase
(In millions, except percentages)	March 31, 2022	March 31, 2021	(Decrease)	(Decrease)
Segment operating profit (loss)	$ 93.1	$ 139.7	$ (46.6)	(33)%
Percentage of segment revenues	13%	19%		

The $46.6 million decrease in our government systems segment operating profit was driven by a $32.5 million increase in SG&A costs (including $10.5 million of acquisition-related expenses related to the Inmarsat Transaction) and a $18.4 million increase in IR&D expenses (primarily related to the development of next-generation dual band mobility solutions and the advancement of integrated government satellite communications platforms). The decrease in operating profit was partially offset by higher earnings contributions of $4.3 million, primarily due to a decrease in cost of revenues.

Backlog

Our firm and funded backlog as of March 31, 2023 is reflected in the table below.

	As of March 31, 2023
	(In millions)
Firm backlog	
Satellite services segment	$ 395.8
Commercial networks segment	770.0
Government systems segment	493.1
Total	$ 1,658.9
Funded backlog	
Satellite services segment	$ 395.8
Commercial networks segment	728.8
Government systems segment	430.5
Total	$ 1,555.1

The firm backlog does not include contract options. As of March 31, 2023, a little over half of the firm backlog is expected to be delivered during the next 12 months, with the balance delivered thereafter. We include in our backlog only those orders for which we have accepted purchase orders, and not anticipated purchase orders and requests. In our satellite services segment, our backlog includes fixed broadband service revenues under our subscriber agreements, but does not include future recurring IFC service revenues under our agreements with commercial airlines. As of March 31, 2023, our IFC systems were installed and in service on approximately 2,270 commercial aircraft, of which approximately 40 were inactive at fiscal year end (mostly due to standard aircraft maintenance). We anticipate that approximately 1,310 additional commercial aircraft under existing customer agreements with commercial airlines will be put into service with our IFC systems. However, the timing of installation and entry into service of IFC systems on additional aircraft under existing customer agreements may be delayed as a result of the lingering impacts of the COVID-19 pandemic on the global airline industry. Accordingly, there can be no assurance that all anticipated purchase orders and requests will be placed or that anticipated IFC services will be activated.

Our total new awards (including discontinued operations but excluding future revenue under recurring consumer commitment arrangements) were approximately $3.2 billion (of which $384.4 million was attributable to discontinued operations) and $2.6 billion (of which $349.3 million was attributable to discontinued operations) for fiscal years 2023 and 2022, respectively.

Backlog is not necessarily indicative of future sales. A majority of our contracts can be terminated at the convenience of the customer. Orders are often made substantially in advance of delivery, and our contracts typically provide that orders may be terminated with limited or no penalties. In addition, purchase orders may present product specifications that would require us to complete additional product development. A failure to develop products meeting such specifications could lead to a termination of the related contract.

Firm backlog amounts are comprised of funded and unfunded components. Funded backlog represents the sum of contract amounts for which funds have been specifically obligated by customers to contracts. Unfunded backlog represents future amounts that customers may obligate over the specified contract performance periods. Our customers allocate funds for expenditures on long-term contracts on a periodic basis. Our ability to realize revenues from contracts in backlog is dependent upon adequate funding for such contracts. Although we do not control the funding of our contracts, our experience indicates that actual contract funding has ultimately been approximately equal to the aggregate amounts of the contracts.

Liquidity and Capital Resources

Overview

We have financed our operations to date primarily with cash flows from operations, bank line of credit financing, debt financing, export credit agency financing and equity financing. In January 2023, we used a portion of the proceeds from the Link-16 TDL Sale to repay all then-outstanding borrowings under our revolving credit facility (the Revolving Credit Facility). In addition, we expect the remaining portion of the net cash proceeds from the Link-16 TDL Sale to be used to support our operations and provide additional liquidity given the current conditions of credit markets and the maturity of the 5.625% Senior Notes due 2025 (the 2025 Notes). At March 31, 2023, we had $1.4 billion in cash and cash equivalents and restricted cash, $1.3 billion in working capital, and no outstanding borrowings and borrowing availability of $657.4 million under our Revolving Credit Facility. At March 31, 2022, we had $310.5 million in cash and cash equivalents, $389.1 million in working capital, and no outstanding borrowings and borrowing availability of $637.0 million under our Revolving Credit Facility. We invest our cash in excess of current operating requirements in short-term, highly liquid bank money market funds primarily investing in U.S. government-backed securities and treasuries. During the second quarter of fiscal year 2021, we issued and sold an aggregate of 4,474,559 shares of our common stock at a purchase price of $39.11 per share to certain accredited investors in a private placement transaction exempt from registration under the Securities Act of 1933, as amended, resulting in net proceeds of approximately $174.7 million after deducting offering expenses.

We have obtained financing commitments for an additional $1.6 billion of new debt facilities in connection with the Inmarsat Transaction (which may be secured and/or unsecured). We also plan to assume $2.1 billion in principal amount of Inmarsat senior secured bonds and the outstanding indebtedness under Inmarsat's $2.4 billion senior secured credit facilities.

The general cash needs of our satellite services, commercial networks and government systems segments can vary significantly and our future capital requirements will depend upon many factors, including the timing and amount of cash required to consummate the Inmarsat Transaction (including the cash portion of the purchase price, transaction-related costs and integration-related costs, see the discussion above under "Inmarsat Acquisition"), cash required for our satellite projects and any future broadband satellite projects we may engage in, expansion of our IR&D and marketing efforts, and the nature and timing of orders. In particular:

- The cash needs of our satellite services segment tend to be driven by the timing and amount of capital expenditures (e.g., payments under satellite construction and launch contracts and investments in ground infrastructure roll-out), investments in joint ventures, strategic partnering arrangements and network expansion activities, as well as the quality of customer, type of contract and payment terms.

- In our commercial networks segment, cash needs tend to be driven primarily by the type and mix of contracts in backlog, the nature and quality of customers, the timing and amount of investments in IR&D activities (including with respect to next-generation satellite payload technologies) and the payment terms of customers (including whether advance payments are made or customer financing is required).

- In our government systems segment, the primary factors determining cash needs tend to be the type and mix of contracts in backlog (e.g., product or service, development or production) and timing of payments (including restrictions on the timing of cash payments under U.S. Government procurement regulations). Other factors affecting the cash needs of our commercial networks and government systems segments include contract duration and program performance. For example, if a program is performing well and meeting its contractual requirements, then its cash flow requirements are usually lower.

Additionally, we will continue to evaluate other possible acquisitions of, or investments in complementary businesses, products and technologies which may require the use of cash or additional financing.

As a result of the divestiture of the Link-16 TDL Business, we have taken measures to mitigate the impact of stranded costs and to right-size our remaining businesses by reducing discretionary spending and by undertaking cost-reduction measures, including reducing our real estate footprint and workforce, which measures resulted in approximately $40 million of expenses during the fourth quarter of fiscal year 2023, primarily recorded in our SG&A.

To further enhance our liquidity position or to finance the construction and launch of any future satellites, acquisitions, strategic partnering arrangements, joint ventures or other business investment initiatives, we may obtain additional financing, which could consist of debt, convertible debt or equity financing from public and/or private credit and capital markets. From time to time, we file universal shelf registration statements with the Securities and Exchange Commission (the SEC) for the future sale of an unlimited amount of common stock, preferred stock, debt securities, depositary shares, warrants and rights, which securities may be offered from time to time, separately or together, directly by us, by selling security holders, or through underwriters, dealers or agents at amounts, prices, interest rates and other terms to be determined at the time of the offering. Additionally, we consider strategic divestitures from time to time, such as the Link-16 TDL Sale that was completed in January 2023 for approximately $1.96 billion in cash, subject to adjustments.

Although we can give no assurances concerning our future liquidity, we believe that we have adequate sources of funding to meet our anticipated operating requirements for the next 12 months, as well as to fund the consummation of the Inmarsat Transaction, which include, but are not limited to, cash on hand, borrowing capacity, cash expected to be provided by operating activities and financing commitments obtained in connection with the Inmarsat Transaction. Although a significant portion of transaction-related costs relating to the Inmarsat Transaction is contingent upon the closing of the Inmarsat Transaction occurring, some have been and will be incurred regardless of whether the Inmarsat Transaction is consummated.

Cash flows

Cash provided by operating activities for fiscal year 2023 was $367.9 million compared to $505.6 million for fiscal year 2022. This $137.8 million decrease was driven by our operating results (net income (loss) adjusted for depreciation, amortization and other non-cash charges) which resulted in $215.3 million of lower cash provided by operating activities year-over-year, partially offset by a $77.6 million year-over-year decrease in cash used to fund net operating assets. The decrease in cash used to fund net operating assets during fiscal year 2023 when compared to the prior year period was primarily due to an increase in taxes payable related to the $1.7 billion gain recognized as a result of the Link-16 TDL Sale in the fourth quarter of fiscal year 2023, as well as an increase in cash inflows year-over-year from our collections in excess of revenues and deferred revenues included in accrued liabilities, primarily due to the timing of milestone billings for certain larger development projects in our government systems segment. This decrease in cash used to fund net operating assets during fiscal year 2023 when compared to the prior year period was partially offset by a higher increase in cash used for IFC terminal inventory in our commercial networks segment in expectation of a related revenue ramp-up over the first part of fiscal year 2024 for commercial airline customers.

Cash provided by investing activities for fiscal year 2023 was $768.0 million compared to cash used in investing activities of $1.1 billion for fiscal year 2022. Cash provided by investing activities for fiscal year 2023 was primarily comprised of $1.9 billion recorded as cash proceeds in our consolidated statement of cash flows for fiscal year 2023 received from the Link-16 TDL Sale in the fourth quarter of fiscal year 2023. Cash used in investing activities related to our discontinued operations was slightly higher in fiscal year 2023 compared to fiscal year 2022, and slightly lower in fiscal year 2022 compared to fiscal year 2021, in each case related to changes in cash used for capital expenditures for property and other general purpose equipment.

Cash used in financing activities for fiscal year 2023 was $66.1 million compared to cash provided by financing activities of $643.6 million for fiscal year 2022. Cash used in financing activities for fiscal year 2023 was primarily comprised of debt repayments of $576.5 million, and a payment of $30.0 million by our majority-owned subsidiary, TrellisWare Technologies, Inc., to repurchase shares of its common stock from its stockholders in the second quarter of fiscal year 2023 (see Note 1 — The Company and a Summary of Its Significant Accounting Policies – Noncontrolling interests to our consolidated financial statements for further information), partially offset by proceeds from debt borrowings of $540.0 million. Cash provided by financing activities for fiscal year 2022 was primarily comprised of proceeds from debt borrowings of approximately $1.3 billion, partially offset by debt repayments of $610.4 million.

Capital Expenditures and IR&D Investments

Capital expenditures in fiscal year 2023 of $1.2 billion were 18% higher than fiscal year 2022, primarily due to higher expenditures on customer premise equipment in anticipation of the launch of commercial service on ViaSat-3 Americas, partially offset by lower expenditures on the ViaSat-3 program compared to the prior fiscal year. Despite the capital expenditures in fiscal year 2023 related to the launch of ViaSat-3 Americas as well as ViaSat-3 EMEA, our total capital expenditures in fiscal year 2024 are expected to remain flat compared to fiscal year 2023, as we continue to invest in building and expanding our global network and satellite fleet, as well as incurring costs related to the roll-out of related earth station infrastructure and increased ground network investments related to international expansion and other growth opportunities. See Note 13 — Commitments to our consolidated financial statements for information as of March 31, 2023 regarding our future minimum payments under our satellite construction contracts and other satellite-related purchase commitments (including satellite performance incentive obligations relating to the ViaSat-1 and ViaSat-2 satellites) for the next five fiscal years and thereafter.

We also incur IR&D expenses, which are not directly funded by a third party. IR&D expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials, testing and certification related to R&D projects. Our IR&D investments are expected to continue through fiscal year 2024 and beyond to support our growth and acceleration of new opportunities in our government and commercial air mobility businesses. IR&D expenses were approximately 5%, 6% and 6% of total revenues in fiscal years 2023, 2022 and 2021, respectively. As a government contractor, we are able to recover a portion of our IR&D expenses pursuant to our government contracts.

Long-Term Debt

As of March 31, 2023, the aggregate principal amount of our total outstanding indebtedness was $2.5 billion, which was comprised of $700.0 million in principal amount of 2025 Notes, $600.0 million in principal amount of 5.625% Senior Secured Notes due 2027 (the 2027 Notes), $400.0 million in principal amount of 2028 Notes (together with the 2025 Notes and 2027 Notes, the Notes), $694.8 million in principal amount of outstanding borrowings under our Term Loan Facility, no outstanding borrowings under our $700.0 million Revolving Credit Facility, $59.0 million in principal amount of outstanding borrowings under our direct loan facility with the Export-Import Bank of the United States (the Ex-Im Credit Facility) and $36.4 million of finance lease obligations. In January 2023, we used a portion of the proceeds from the Link-16 TDL Sale to repay all then-outstanding borrowings under our Revolving Credit Facility. For information regarding our Term Loan Facility, Revolving Credit Facility and Ex-Im Facility (collectively, the Credit Facilities) and Notes, refer to Note 8 – Senior Notes and Other Long-Term Debt to our consolidated financial statements.

Contractual Obligations

The following table sets forth a summary of certain material cash requirements for known contractual obligations and commitments at March 31, 2023:

(In thousands, including interest where applicable)	Next 12 months	Thereafter
Operating leases	$ 78,448	$ 364,075
Senior Notes and Other Long-Term Debt (1)	206,587	3,065,503
Purchase commitments including satellite-related agreements	1,320,316	927,174
Total	$ 1,605,351	$ 4,356,752

(1)   To the extent that the interest rate on any long-term debt is variable, amounts reflected represent estimated interest payments on the applicable current outstanding balance based on the interest rate at March 31, 2023 until the applicable maturity date.

We purchase components from a variety of suppliers and use several subcontractors and contract manufacturers to provide design and manufacturing services for our products. During the normal course of business, we enter into agreements with subcontractors, contract manufacturers and suppliers that either allow them to procure inventory based upon criteria defined by us or that establish the parameters defining our requirements. We also enter into agreements and purchase commitments with suppliers for the construction, launch, and operation of our satellites. In certain instances, these agreements allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable and unconditional commitments.

Our consolidated balance sheets included $218.5 million and $153.2 million of "other liabilities" as of March 31, 2023 and March 31, 2022, respectively, which primarily consisted of deferred income taxes, the long-term portion of deferred revenues, the long-term portion of our satellite performance incentive obligations relating to the ViaSat-1 and ViaSat-2 satellites and our long-term warranty obligations. With the exception of the long-term portion of our satellite performance incentive obligations relating to the ViaSat-1 and ViaSat-2 satellites (which is included under "Purchase commitments including satellite-related agreements"), these remaining liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note 13 — Commitments to our consolidated financial statements for additional information regarding satellite performance incentive obligations relating to the ViaSat-1 and ViaSat-2 satellites. See Note 15 — Product Warranty to our consolidated financial statements for a discussion of our product warranties. Also excluded from the above table are amounts payable to the Sellers under the Purchase Agreement in the Inmarsat Transaction.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at March 31, 2023 as defined in Regulation S-K Item 303(b) other than as discussed under "Contractual Obligations" above or disclosed in the notes to our consolidated financial statements included in this report.

Recent Authoritative Guidance

For information regarding recently adopted and issued accounting pronouncements, see Note 1 — The Company and a Summary of Its Significant Accounting Policies to the consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and short-term and long-term obligations (including the Credit Facilities and the Notes). We consider investments in highly liquid instruments purchased with a remaining maturity of three months or less at the date of purchase to be cash equivalents. As of March 31, 2023, we held no short-term investments. Our indebtedness for borrowed money comprises borrowings under our Credit Facilities and the aggregate principal amount outstanding under our Notes. The Notes and borrowings under our Ex-Im Credit Facility bear interest at a fixed rate and therefore our exposure to market risk for changes in interest rates relates primarily to borrowings under our Term Loan Facility and Revolving Credit Facility, cash equivalents, short-term investments and short-term obligations.

The primary objective of our investment activities is to preserve principal while at the same time to maximize the income we receive from our investments without significantly increasing risk. To minimize this risk, we maintain a significant amount of our cash balance in money market accounts, with a significant portion held in U.S. government-backed qualified money-market securities. In general, money market accounts are not subject to interest rate risk because the interest paid on such funds fluctuates with the prevailing interest rate. Our cash and cash equivalents earn interest at variable rates. Our interest income has been and may continue to be negatively impacted by low market interest rates. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. If the underlying weighted average interest rate on our cash and cash equivalents, assuming balances remain constant over a year, changed by 50 basis points, interest income would have increased or decreased by $2.1 million and an insignificant amount for the fiscal years ended March 31, 2023 and 2022, respectively. Because our investment policy restricts us to invest in conservative, interest-bearing investments and because our business strategy does not rely on generating material returns from our investment portfolio, we do not expect our market risk exposure on our investment portfolio to be material.

Our primary interest rate under the Term Loan Facility is the SOFR rate plus 4.50%. As of March 31, 2023, the effective interest rate on our outstanding borrowings under the Term Loan Facility was 9.95%. Our primary interest rate under the Revolving Credit Facility is the Eurodollar rate plus an applicable margin that is based on our total leverage ratio. As of March 31, 2023, the effective interest rate that would have been applied to any new Eurodollar-based borrowings under the Revolving Credit Facility was approximately 7.31%. As of March 31, 2023, we had no outstanding borrowings under our Revolving Credit Facility. Accordingly, assuming the outstanding balance under the Term Loan Facility remained constant over a year and we continued to have no outstanding borrowings under the Revolving Credit Facility, a 50 basis point increase in the interest rates would increase interest incurred, prior to effects of capitalized interest, by approximately $3.5 million over a 12-month period.

Foreign Exchange Risk

We generally conduct our business in U.S. dollars. However, as our international business is conducted in a variety of foreign currencies, we are exposed to fluctuations in foreign currency exchange rates. A five percent variance in foreign currencies in which our international business is conducted would change our income (loss) before income taxes by $1.8 million and $1.3 million for the fiscal years ended March 31, 2023 and 2022, respectively. Our objective in managing our exposure to foreign currency risk is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations. Accordingly, from time to time, we may enter into foreign currency forward contracts to mitigate risks associated with foreign currency denominated assets, liabilities, commitments and anticipated foreign currency transactions.

As of March 31, 2023 and March 31, 2022, we had no foreign currency forward contracts outstanding.

SUMMERIZED QUARTERLY DATA (UNAUDITED)

The following financial information reflects all normal recurring adjustments which are, in the opinion of management, necessary for the fair statement of the results for the interim periods. Summarized quarterly data for fiscal years 2023 and 2022 are as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share data)			
2023				
Total revenues*	$ 575,056	$ 663,559	$ 651,444	$ 666,099
Income (loss) from operations*	(56,638)	4,685	(31,311)	(72,692)
Net income (loss) from continuing operations*	(38,564)	(69,743)	(44,758)	(58,574)
Net income (loss) from discontinued operations, net of tax*	17,525	22,187	4,333	1,258,342
Net income (loss)	(21,039)	(47,556)	(40,425)	1,199,768
Net income (loss) attributable to Viasat, Inc.*	(21,564)	(48,240)	(42,228)	1,196,838
Income (loss) per share attributable to Viasat, Inc. common stockholders - basic:				
Continuing operations	$ (0.52)	$ (0.93)	$ (0.61)	$ (0.80)
Discontinued operations*	0.23	0.29	0.06	16.36
Income (loss)	$ (0.29)	$ (0.64)	$ (0.55)	$ 15.56
Income (loss) per share attributable to Viasat, Inc. common stockholders - diluted:				
Continuing operations	$ (0.52)	$ (0.93)	$ (0.61)	$ (0.80)
Discontinued operations*	0.23	0.29	0.06	16.36
Income (loss)	$ (0.29)	$ (0.64)	$ (0.55)	$ 15.56
2022				
Total revenues*	$ 575,439	$ 609,726	$ 625,267	$ 606,747
Income (loss) from operations*	(11,674)	(24,096)	(28,731)	(48,640)
Net income (loss) from continuing operations*	(4,338)	(21,168)	(30,443)	(45,725)
Net income (loss) from discontinued operations, net of tax*	22,350	26,318	26,453	24,070
Net income (loss)	18,012	5,150	(3,990)	(21,655)
Net income (loss) attributable to Viasat, Inc.*	16,968	3,291	(6,613)	(29,180)
Income (loss) per share attributable to Viasat, Inc. common stockholders - basic:				
Continuing operations	$ (0.08)	$ (0.31)	$ (0.45)	$ (0.71)
Discontinued operations*	0.31	0.36	0.36	0.32
Income (loss)	$ 0.24	$ 0.04	$ (0.09)	$ (0.39)
Income (loss) per share attributable to Viasat, Inc. common stockholders - diluted:				
Continuing operations	$ (0.08)	$ (0.31)	$ (0.45)	$ (0.71)
Discontinued operations*	0.31	0.36	0.36	0.32
Income (loss)	$ 0.24	$ 0.04	$ (0.09)	$ (0.39)

* Certain prior period quarterly amounts have been adjusted by an insignificant amount from the amounts previously reported in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, due to the determination that certain contracts could not be novated in connection with the closing of the Link-16 TDL Sale.

On January 3, 2023, the Company completed the Link-16 TDL Sale, and as a result the fourth quarter of fiscal year 2023 included the impact of the gain of approximately $1.66 billion (net of costs to sell of $40.8 million) within net income (loss) from discontinued operations, net of tax on the consolidated statements of operations and comprehensive income (loss) for fiscal year 2023.

The summarized quarterly data above includes the operating results of RigNet and EBI from the date of acquisition on April 30, 2021. Therefore the first quarter of fiscal year 2022 only includes two months of operating results, whereas the remaining quarters of fiscal year 2022 and all quarters in fiscal year 2023 include a full quarter of operating results.

Basic and diluted net income (loss) per share are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted net income per share.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance of achieving the objective that information in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified and pursuant to the requirements of the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2023, the end of the period covered by this report. Based upon the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of March 31, 2023.

Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of the company's management, including our Chief Executive Officer and Chief Financial Officer, the company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria established in the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the company's management concluded that its internal control over financial reporting was effective as of March 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's independent registered public accounting firm has audited the effectiveness of the company's internal control over financial reporting as of March 31, 2023, as stated in their report which appears on page 43.

Changes in Internal Control Over Financial Reporting

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes. During the quarter ended March 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Viasat, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Viasat, Inc. and its subsidiaries (the "Company") as of March 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), of equity, and of cash flows for each of the three years in the period ended March 31, 2023, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of March 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Estimated Costs at Completion

As described in Note 1 to the consolidated financial statements, the vast majority of the Company's revenues from long-term contracts to develop and deliver complex equipment built to customer specifications are derived from contracts with the U.S. government. A portion of the Company's total revenues of $2.6 billion for the year ended March 31, 2023 are from long-term contracts. Performance obligations related to developing and delivering complex equipment built to customer specifications under long-term contracts are recognized over time as these performance obligations do not create assets with an alternative use to the Company and the Company has an enforceable right to payment for performance to date. To measure the transfer of control, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the cost-to-cost measure of progress for its contracts because that best depicts the transfer of control to the customer which occurs as the Company incurs costs on its contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Estimating the total costs at completion of a performance obligation requires management to make estimates related to items such as subcontractor performance, material costs and availability, labor costs and productivity, and the costs of overhead.

The principal considerations for our determination that performing procedures relating to revenue recognition – estimated costs at completion is a critical audit matter are the significant judgment by management when developing the estimated costs at completion on individual fixed-price contracts, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the estimated costs at completion related to the assessment of management's judgment as it relates to the subcontractor performance, material costs and availability, labor costs and productivity, and the costs of overhead.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the completeness and accuracy of estimated costs at completion. The procedures also included, among others, (i) evaluating and testing management's process for developing estimates of total estimated costs at completion for long-term contracts for a sample of contracts; (ii) testing the completeness and accuracy of costs incurred to date and (iii) evaluating the reasonableness of significant estimates used by management related to subcontractor performance, material costs, labor costs, and overhead costs, and considering factors that could affect the accuracy of those estimates. Evaluating the reasonableness of the significant assumptions used involved assessing management's ability to reasonably estimate costs at completion by (i) testing samples of third-party quotes or bids for materials and subcontractor services; (ii) assessing the reasonableness of estimates of total costs at completion in comparison to actual total costs incurred to date; (iii) recalculating estimated labor and overhead, and (iv) evaluating the timely identification of circumstances that may warrant a modification to estimated costs to complete, including actual costs in excess of estimates.

PricewaterhouseCoopers LLP

San Diego, California
May 22, 2023

We have served as the Company's auditor since 1992.

VIASAT, INC.
CONSOLIDATED BALANCE SHEETS

	As of March 31, 2023	As of March 31, 2022
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,348,854	$ 310,459
Restricted cash	30,532	—
Accounts receivable, net	419,934	312,172
Inventories	268,563	197,864
Prepaid expenses and other current assets	176,629	141,386
Current assets of discontinued operations	—	197,591
Total current assets	2,244,512	1,159,472
Property, equipment and satellites, net	4,378,283	3,704,991
Operating lease right-of-use assets	281,757	343,339
Other acquired intangible assets, net	201,205	236,043
Goodwill	158,542	168,710
Other assets	466,038	699,280
Non-current assets of discontinued operations	—	77,511
Total assets	$ 7,730,337	$ 6,389,346
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 271,548	$ 200,673
Accrued and other liabilities	647,232	482,564
Current portion of long-term debt	37,939	34,911
Current liabilities of discontinued operations	—	52,273
Total current liabilities	956,719	770,421
Senior notes	1,689,186	1,686,225
Other long-term debt	732,315	764,991
Non-current operating lease liabilities	273,006	316,178
Other liabilities	218,542	153,156
Non-current liabilities of discontinued operations	—	15,781
Total liabilities	3,869,768	3,706,752
Commitments and contingencies (Notes 13 and 14)		
Equity:		
Viasat, Inc. stockholders' equity		
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at March 31, 2023 and 2022, respectively	—	—
Common stock, $0.0001 par value, 100,000,000 shares authorized; 76,912,016 and 74,428,816 shares outstanding at March 31, 2023 and 2022, respectively	8	7
Paid-in capital	2,540,679	2,421,950
Retained earnings	1,318,336	233,530
Accumulated other comprehensive income (loss)	(34,713)	(21,621)
Total Viasat, Inc. stockholders' equity	3,824,310	2,633,866
Noncontrolling interest in subsidiary	36,259	48,728
Total equity	3,860,569	2,682,594
Total liabilities and equity	$ 7,730,337	$ 6,389,346

See accompanying notes to the consolidated financial statements.

VIASAT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
	(In thousands, except per share data)		
Revenues:			
Product revenues	$ 954,126	$ 860,726	$ 739,373
Service revenues	1,602,032	1,556,453	1,181,505
Total revenues	2,556,158	2,417,179	1,920,878
Operating expenses:			
Cost of product revenues	736,446	699,549	584,151
Cost of service revenues	1,098,308	1,011,726	771,538
Selling, general and administrative	718,626	640,842	497,159
Independent research and development	128,923	149,474	108,501
Amortization of acquired intangible assets	29,811	28,729	5,482
Income (loss) from operations	(155,956)	(113,141)	(45,953)
Other income (expense):			
Interest income	19,512	504	440
Interest expense	(26,809)	(29,391)	(32,687)
Other income, net	1,098	4,118	—
Income (loss) from continuing operations before income taxes	(162,155)	(137,910)	(78,200)
(Provision for) benefit from income taxes from continuing operations	(49,418)	36,517	11,194
Equity in income (loss) of unconsolidated affiliate, net	(66)	(281)	556
Net income (loss) from continuing operations	(211,639)	(101,674)	(66,450)
Net income (loss) from discontinued operations, net of tax	1,302,387	99,191	83,551
Net income (loss)	1,090,748	(2,483)	17,101
Less: net income (loss) attributable to noncontrolling interest, net of tax	5,942	13,051	13,410
Net income (loss) attributable to Viasat, Inc.	$ 1,084,806	$ (15,534)	$ 3,691
Income (loss) per share attributable to Viasat, Inc. common stockholders - basic:			
Continuing operations	$ (2.87)	$ (1.56)	$ (1.20)
Discontinued operations	17.16	1.35	1.26
Income (loss)	$ 14.29	$ (0.21)	$ 0.06
Income (loss) per share attributable to Viasat, Inc. common stockholders - diluted:			
Continuing operations	$ (2.87)	$ (1.56)	$ (1.20)
Discontinued operations	17.16	1.35	1.26
Income (loss)	$ 14.29	$ (0.21)	$ 0.06
Shares used in computing basic net income (loss) per share	75,915	73,397	66,444
Shares used in computing diluted net income (loss) per share	75,915	73,397	66,444
Comprehensive income (loss):			
Net income (loss)	$ 1,090,748	$ (2,483)	$ 17,101
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments, net of tax	(13,092)	(31,424)	15,851
Other comprehensive income (loss), net of tax	(13,092)	(31,424)	15,851
Comprehensive income (loss)	1,077,656	(33,907)	32,952
Less: comprehensive income (loss) attributable to noncontrolling interest, net of tax	5,942	13,051	13,410
Comprehensive income (loss) attributable to Viasat, Inc.	$ 1,071,714	$ (46,958)	$ 19,542

See accompanying notes to the consolidated financial statements.

VIASAT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
	(In thousands)		
Cash Flows from Continuing and Discontinued Operations			
Cash flows from operating activities:			
Net income (loss)	$ 1,090,748	$ (2,483)	$ 17,101
Adjustments to reconcile net income (loss) to net cash provided			
by operating activities:			
Depreciation	409,564	407,376	330,861
Amortization of intangible assets	90,813	88,071	66,241
Stock-based compensation expense	84,459	86,808	84,879
Loss on disposition of fixed assets	45,892	46,793	39,442
Gain on disposition of business prior to costs to sell	(1,702,686)	—	—
Deferred income taxes and other non-cash adjustments	380,672	(11,772)	7,773
Increase (decrease) in cash resulting from changes in operating assets			
and liabilities, net of effect of acquisitions:			
Accounts receivable	(128,149)	(60,488)	84,411
Inventories	(73,135)	(2,300)	(42,460)
Other assets	1,125	26,854	36,431
Accounts payable	35,514	25,444	(24,363)
Accrued liabilities	184,257	(48,827)	154,898
Other liabilities	(51,213)	(49,835)	(27,999)
Net cash provided by (used in) operating activities	367,861	505,641	727,215
Cash flows from investing activities:			
Purchase of property, equipment and satellites	(1,076,968)	(938,280)	(827,241)
Cash paid for patents, licenses and other assets	(87,349)	(52,030)	(58,030)
Proceeds from sale of business	1,932,354	—	—
Payments related to acquisition of businesses, net of cash acquired	—	(139,533)	—
Net cash provided by (used in) investing activities	768,037	(1,129,843)	(885,271)
Cash flows from financing activities:			
Proceeds from debt borrowings	540,000	1,266,000	400,000
Payments on debt borrowings	(576,474)	(610,401)	(420,552)
Payments of debt issuance costs	(1,511)	(6,261)	(5,060)
Repurchase of shares by majority-owned subsidiary	(30,000)	—	—
Proceeds from issuance of common stock under equity plans	21,686	20,549	19,101
Purchase of common stock in treasury (immediately retired) related to tax withholdings for stock-based compensation	(16,493)	(22,969)	(13,676)
Proceeds from common stock issued in private placement, net of issuance costs	—	—	174,749
Other financing activities	(3,336)	(3,288)	(4,871)
Net cash provided by (used in) financing activities	(66,128)	643,630	149,691
Effect of exchange rate changes on cash	(843)	(4,918)	5
Net increase (decrease) in cash and cash equivalents and restricted cash	1,068,927	14,510	(8,360)
Cash and cash equivalents and restricted cash at beginning of fiscal year	310,459	295,949	304,309
Cash and cash equivalents and restricted cash at end of fiscal year	$ 1,379,386	$ 310,459	$ 295,949
Supplemental information:			
Cash paid for interest (net of amounts capitalized)	$ 11,000	$ 14,627	$ 23,526
Cash paid for income taxes, net	$ 16,491	$ 17,144	$ 6,670
Non-cash investing and financing activities:			
Capital expenditures not paid for during the period	$ 72,630	$ 67,931	$ 32,616
Issuance of common stock in satisfaction of certain accrued employee compensation liabilities	$ 27,619	$ 24,488	$ 25,406
Issuance of common stock in connection with acquisition	$ —	$ 207,169	$ —

See accompanying notes to the consolidated financial statements.

VIASAT, INC.
CONSOLIDATED STATEMENTS OF EQUITY

| | Viasat, Inc. Stockholders | | | | | | |
| | Common Stock | | | | | | |
	Number of Shares Issued	Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest in Subsidiary	Total
	(In thousands, except share data)						
Balance at March 31, 2020	62,147,140	$ 6	$ 1,788,456	$ 245,373	$ (6,048)	$ 22,355	$ 2,050,142
Issuance of stock under Employee Stock Purchase Plan	638,792	—	19,101	—	—	—	19,101
Common stock issued in private placement, net of issuance costs	4,474,559	1	174,748	—	—	—	174,749
Stock-based compensation	—	—	98,560	—	—	—	98,560
Shares issued in settlement of certain accrued employee compensation liabilities	580,846	—	25,406	—	—	—	25,406
RSU awards vesting, net of shares withheld for taxes which have been retired	687,796	—	(13,676)	—	—	—	(13,676)
Net income (loss)	—	—	—	3,691	—	13,410	17,101
Other comprehensive income (loss), net of tax	—	—	—	—	15,851	—	15,851
Balance at March 31, 2021	68,529,133	$ 7	$ 2,092,595	$ 249,064	$ 9,803	$ 35,765	$ 2,387,234
Exercise of stock options	27,107	—	1,526	—	—	—	1,526
Issuance of stock under Employee Stock Purchase Plan	586,203	—	19,023	—	—	—	19,023
Stock-based compensation	—	—	100,118	—	—	—	100,118
Shares issued in settlement of certain accrued employee compensation liabilities	457,130	—	24,488	—	—	—	24,488
RSU awards vesting, net of shares withheld for taxes which have been retired	829,054	—	(22,969)	—	—	—	(22,969)
Shares issued in connection with acquisition of business	4,000,189	—	207,169	—	—	—	207,169
Other	—	—	—	—	—	(88)	(88)
Net income (loss)	—	—	—	(15,534)	—	13,051	(2,483)
Other comprehensive income (loss), net of tax	—	—	—	—	(31,424)	—	(31,424)
Balance at March 31, 2022	74,428,816	$ 7	$ 2,421,950	$ 233,530	$ (21,621)	$ 48,728	$ 2,682,594
Issuance of stock under Employee Stock Purchase Plan	873,739	—	21,686	—	—	—	21,686
Stock-based compensation	—	—	97,701	—	—	—	97,701
Shares issued in settlement of certain accrued employee compensation liabilities	719,989	1	27,618	—	—	—	27,619
RSU awards vesting, net of shares withheld for taxes which have been retired	889,472	—	(16,493)	—	—	—	(16,493)
Other noncontrolling interest activity	—	—	(11,783)	—	—	(18,411)	(30,194)
Net income (loss)	—	—	—	1,084,806	—	5,942	1,090,748
Other comprehensive income (loss), net of tax	—	—	—	—	(13,092)	—	(13,092)
Balance at March 31, 2023	76,912,016	$ 8	$ 2,540,679	$ 1,318,336	$ (34,713)	$ 36,259	$ 3,860,569

See accompanying notes to the consolidated financial statements.

VIASAT, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company and a Summary of Its Significant Accounting Policies

The Company

Viasat, Inc. (also referred to hereafter as the "Company" or "Viasat") is an innovator in communications technologies and services, including high-speed and cost-effective broadband and advanced communications products and services.

Principles of consolidation

The Company's consolidated financial statements include the assets, liabilities and results of operations of Viasat, its wholly owned subsidiaries and its majority-owned subsidiary, TrellisWare Technologies, Inc. (TrellisWare). During the first quarter of fiscal year 2022, the Company completed the acquisitions of the remaining 51% interest in Euro Broadband Infrastructure Sàrl (EBI) and RigNet, Inc. (RigNet) (see Note 5 — Acquisitions for more information). The acquisitions were accounted for as purchases and accordingly, the consolidated financial statements include the operating results of EBI and RigNet from the dates of acquisition.

All significant intercompany amounts have been eliminated. Investments in entities in which the Company can exercise significant influence, but does not own a majority equity interest or otherwise control, are accounted for using the equity method and are included as investment in unconsolidated affiliate in other assets (long-term) on the consolidated balance sheets.

Certain prior period amounts have been reclassified to conform to the current period presentation.

Discontinued Operations

On October 1, 2022, the Company entered into an Asset Purchase Agreement to sell certain assets and assign certain liabilities comprising the Company's Link-16 Tactical Data Links business (the Link-16 TDL Business), part of the Company's government systems segment, to L3Harris Technologies, Inc. (L3Harris) in exchange for approximately $1.96 billion in cash, subject to adjustments (the Link-16 TDL Sale). In accordance with the authoritative guidance for discontinued operations (Accounting Standards Codification (ASC) 205-20), the Company determined that the Link-16 TDL Business met held-for sale and discontinued operations accounting criteria at the end of the second quarter of fiscal year 2023. Accordingly, the Company classified the results of the Link-16 TDL Business as discontinued operations in its consolidated statements of operations for all periods presented. Additionally, the related assets and liabilities associated with the Link-16 TDL Business were classified as held for sale and discontinued operations in the consolidated balance sheet as of March 31, 2022. On January 3, 2023, the Company completed the Link-16 TDL Sale. See Note 4 — Discontinued Operations for additional information.

Management estimates and assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates. Significant estimates made by management include revenue recognition, stock-based compensation, allowance for doubtful accounts, valuation of goodwill and other intangible assets, patents, orbital slots and other licenses, software development, property, equipment and satellites, long-lived assets, contingencies and income taxes including the valuation allowance on deferred tax assets.

Cash equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase, with a significant portion held in U.S. government-backed qualified money-market securities.

Restricted cash

Restricted cash relates to deposits required by certain counterparties as collateral pursuant to outstanding letters of credit. Restricted cash as of March 31, 2023 was $30.5 million.

In accordance with the authoritative guidance for the statement of cash flows (ASU 230), the following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that total to the amounts shown in the consolidated statements of cash flows.

	As of March 31, 2023		As of March 31, 2022
	(In thousands)		
Cash and cash equivalents	$ 1,348,854	$	310,459
Restricted cash	30,532		—
Total cash and cash equivalents and restricted cash shown in the consolidated statements of cash flows	$ 1,379,386	$	310,459

Accounts receivable and allowance for doubtful accounts

The Company records any unconditional rights to consideration as receivables at net realizable value including an allowance for estimated uncollectible accounts. The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of accounts receivable balances and current economic conditions that may affect a customer's ability to pay. Amounts determined to be uncollectible are charged or written off against the reserve. Historically, the Company's allowance for doubtful accounts has been minimal primarily because a significant portion of its sales has been to the U.S. Government or with respect to its satellite services commercial business, the Company bills and collects in advance.

Concentration of risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents and accounts receivable which are generally not collateralized. The Company limits its exposure to credit loss by placing its cash equivalents with high credit quality financial institutions and investing in high quality short-term debt instruments. The Company establishes customer credit policies related to its accounts receivable based on historical collection experiences within the various markets in which the Company operates, historical past due amounts and any specific information that the Company becomes aware of such as bankruptcy or liquidity issues of customers.

Revenues from the U.S. Government as an individual customer comprised approximately 17%, 18% and 21% of total revenues for fiscal years 2023, 2022 and 2021, respectively. Billed accounts receivable to the U.S. Government as of March 31, 2023 and 2022 were approximately 21% and 16%, respectively, of total billed receivables. In addition, none of the Company's commercial customers comprised 10% or more of total revenues for fiscal years 2023, 2022 and 2021. The Company's five largest contracts generated approximately 17%, 17% and 13% of the Company's total revenues for the fiscal years ended March 31, 2023, 2022 and 2021, respectively.

The Company relies on a limited number of contract manufacturers to produce its products.

Inventory

Inventory is valued at the lower of cost and net realizable value, cost being determined by the weighted average cost method.

Property, equipment and satellites

Satellites and other property and equipment, including internally developed software, are recorded at cost or, in the case of certain satellites and other property acquired, the fair value at the date of acquisition, net of accumulated depreciation. Capitalized satellite costs consist primarily of the costs of satellite construction and launch, including launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentives expected to be payable to satellite manufacturers (dependent on the continued satisfactory performance of the satellites), costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction. The Company also constructs earth stations, network operations systems and other assets to support its satellites, and those construction costs, including interest, are capitalized as incurred. At the time satellites are placed in commercial service, the Company estimates the useful life of its satellites for depreciation purposes based upon an analysis of each satellite's performance against the original manufacturer's orbital design life, estimated fuel levels and related consumption rates, as well as historical satellite operating trends. The Company periodically reviews the remaining estimated useful life of its satellites to determine if revisions to estimated useful lives are necessary. Costs incurred for additions to property, equipment and satellites, together with major renewals and betterments, are capitalized and depreciated over the remaining life of the underlying asset. Costs incurred for maintenance, repairs and minor renewals and betterments are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized in operations, which for the periods presented, primarily related to losses incurred for unreturned customer premise equipment (CPE). The Company computes depreciation using the straight-line method over the estimated useful lives of the assets ranging from two to 38 years. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of the lease term or the life of the improvement.

Costs related to internally developed software for internal uses are capitalized after the preliminary project stage is complete and are amortized over the estimated useful lives of the assets, which are approximately three to seven years. Capitalized costs for internal-use software are included in property, equipment and satellites, net in the Company's consolidated balance sheets.

Interest expense is capitalized on the carrying value of assets under construction, in accordance with the authoritative guidance for the capitalization of interest (ASC 835-20). With respect to the construction of satellites, gateway and networking equipment and other assets under construction, the Company capitalized $159.7 million, $102.1 million and $81.0 million of interest expense for the fiscal years ended March 31, 2023, 2022 and 2021, respectively.

The Company owns four satellites in commercial service — three over North America (ViaSat-2, ViaSat-1 and WildBlue-1) and the KA-SAT satellite over Europe, Middle East, and Africa (EMEA). In addition, the Company has lifetime leases of Ka-band capacity on two satellites. The Company successfully launched the first of its third-generation ViaSat-3 class satellites, ViaSat-3 Americas, into orbit on April 30, 2023 (which satellite is currently being prepared for commercial service) and is planning to launch two additional third-generation ViaSat-3 class satellites currently under construction to complete its global constellation. In addition, the Company owns related earth stations and networking equipment for all of its satellites. The Company procures indoor and outdoor CPE units leased to subscribers under a retail leasing program as part of the Company's satellite services segment, which are reflected in investing activities and property, equipment and satellites, net in the accompanying consolidated financial statements. The Company depreciates the satellites, earth stations and networking equipment, CPE units and related installation costs over their estimated useful lives. The total cost and accumulated depreciation of CPE units included in property, equipment and satellites, net, as of March 31, 2023 were $395.4 million and $213.6 million, respectively. The total cost and accumulated depreciation of CPE units included in property, equipment and satellites, net, as of March 31, 2022 were $395.5 million and $210.6 million, respectively.

Occasionally, the Company may enter into finance lease arrangements for various machinery, equipment, computer-related equipment, software, furniture, fixtures, or satellites. The Company records amortization of assets leased under finance lease arrangements within depreciation expense (see Note 1 — The Company and a Summary of Its Significant Accounting Policies – Leases and Note 7 — Leases for more information).

Cloud computing arrangements

The Company enters into certain cloud-based software hosting arrangements that are accounted for as service contracts. Costs incurred for these arrangements are capitalized for application development activities, if material, and immediately expensed for preliminary project activities and postimplementation activities. The Company amortizes the capitalized development costs straight-line over the fixed, non-cancellable term of the associated hosting arrangement plus any reasonably certain renewal periods. The capitalized costs are included in other current assets within the prepaid expenses and other current assets caption, and other assets (long-term) on the Company's consolidated balance sheets.

Leases

Lessee accounting

In accordance with the authoritative guidance for leases (ASC 842), the Company assesses at contract inception whether the contract is, or contains, a lease. Generally, the Company determines that a lease exists when (1) the contract involves the use of a distinct identified asset, (2) the Company obtains the right to substantially all economic benefits from use of the asset, and (3) the Company has the right to direct the use of the asset. A lease is classified as a finance lease when one or more of the following criteria are met: (1) the lease transfers ownership of the asset by the end of the lease term, (2) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (3) the lease term is for a major part of the remaining useful life of the asset, (4) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset or (5) the asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease is classified as an operating lease if it does not meet any of these criteria.

At the lease commencement date, the Company recognizes a right-of-use asset and a lease liability for all leases, except short-term leases with an original term of 12 months or less. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease. The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, less any lease incentives received. All right-of-use assets are periodically reviewed for impairment in accordance with standards that apply to long-lived assets. The lease liability is initially measured at the present value of the lease payments, discounted using an estimate of the Company's incremental borrowing rate for a collateralized loan with the same term as the underlying leases.

Lease payments included in the measurement of lease liabilities consist of (1) fixed lease payments for the noncancelable lease term, (2) fixed lease payments for optional renewal periods where it is reasonably certain the renewal option will be exercised, and (3) variable lease payments that depend on an underlying index or rate, based on the index or rate in effect at lease commencement. Certain of the Company's real estate lease agreements require variable lease payments that do not depend on an underlying index or rate established at lease commencement. Such payments and changes in payments based on a rate or index are recognized in operating expenses when incurred.

Lease expense for operating leases consists of the fixed lease payments recognized on a straight-line basis over the lease term plus variable lease payments as incurred. Lease expense for finance leases consists of the depreciation of assets obtained under finance leases on a straight-line basis over the lease term and interest expense on the lease liability based on the discount rate at lease commencement. For both operating and finance leases, lease payments are allocated between a reduction of the lease liability and interest expense.

Lessor accounting

For broadband equipment leased to fixed broadband customers in conjunction with the delivery of connectivity services, the Company has made an accounting policy election not to separate the broadband equipment from the related connectivity services. The connectivity services are the predominant component of these arrangements. The connectivity services are accounted for in accordance with ASC 606. The Company is also a lessor for certain insignificant communications equipment. These leases meet the criteria for operating lease classification. Lease income associated with these leases is not material.

Business combinations

The authoritative guidance for business combinations (ASC 805) requires that all business combinations be accounted for using the purchase method. The purchase price for business combinations is allocated to the estimated fair values of acquired tangible and intangible assets, and assumed liabilities, where applicable. The Company recognizes technology, contracts and customer relationships, satellite co-location rights, trade names and other as identifiable intangible assets, which are recorded at fair value as of the transaction date. Goodwill is recorded when consideration transferred exceeds the fair value of identifiable assets and liabilities. Measurement-period adjustments to assets acquired and liabilities assumed with a corresponding offset to goodwill are recorded in the period they occur, which may include up to one year from the acquisition date. Contingent consideration is recorded at fair value at the acquisition date.

Goodwill and intangible assets

The authoritative guidance for business combinations (ASC 805) specifies criteria for recognizing and reporting intangible assets apart from goodwill; however, acquired workforce must be recognized and reported in goodwill. The authoritative guidance for goodwill and other intangible assets (ASC 350) requires that intangible assets with an indefinite life should not be amortized until their life is determined to be finite. All other intangible assets must be amortized over their useful life. The authoritative guidance for goodwill and other intangible assets prohibits the amortization of goodwill and indefinite-lived intangible assets, but instead requires these assets to be tested for impairment at least annually and more frequently upon the occurrence of specified events. In addition, all goodwill must be assigned to reporting units for purposes of impairment testing.

Patents, orbital slots and other licenses

The Company capitalizes the costs of obtaining or acquiring patents, orbital slots and other licenses. Amortization of intangible assets that have finite lives is provided for by the straight-line method over the shorter of the legal or estimated economic life. Total capitalized costs of $3.7 million and $3.5 million related to patents were included in other assets as of March 31, 2023 and 2022, respectively. The Company capitalized costs of $77.0 million and $64.1 million related to acquiring and obtaining orbital slots and other licenses included in other assets as of March 31, 2023 and 2022, respectively. Accumulated amortization related to these assets was $6.8 million and $5.4 million as of March 31, 2023 and 2022, respectively. Amortization expense related to these assets was $1.5 million and $1.1 million for the fiscal years ended March 31, 2023 and 2022, respectively, and an insignificant amount for the fiscal year ended March 31, 2021. If a patent, orbital slot or other license is rejected, abandoned or otherwise invalidated, the unamortized cost is expensed in that period. During fiscal years 2023, 2022 and 2021, the Company did not write off any significant costs due to abandonment or impairment.

Debt issuance costs

Debt issuance costs are amortized and recognized as interest expense using the effective interest rate method, or, when the results are not materially different, on a straight-line basis over the expected term of the related debt. No, $7.8 million and $5.1 million of debt issuance costs were capitalized during fiscal years 2023, 2022 and 2021, respectively. Unamortized debt issuance costs related to extinguished debt are expensed at the time the debt is extinguished and recorded in loss on extinguishment of debt in the consolidated statements of operations and comprehensive income (loss). Debt issuance costs related to the Company's revolving credit facility (the Revolving Credit Facility) are recorded in other long-term assets in the consolidated balance sheets in accordance with the authoritative guidance for imputation of interest

(ASC 835-30). Debt issuance costs related to the Company's $700.0 million senior secured term loan facility (the Term Loan Facility), 5.625% Senior Notes due 2025 (the 2025 Notes), the Company's 5.625% Senior Secured Notes due 2027 (the 2027 Notes), the Company's 6.500% Senior Notes due 2028 (the 2028 Notes and, together with the 2025 Notes and the 2027 Notes, the Notes) and the Ex-Im Credit Facility are recorded as a direct deduction from the carrying amount of the related debt, consistent with debt discounts, in accordance with the authoritative guidance for imputation of interest (ASC 835-30).

Software development

Costs of developing software for sale are charged to independent research and development expense when incurred, until technological feasibility has been established. Software development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of unamortized cost or net realizable value. Once the product is available for general release, the software development costs are amortized based on the ratio of current to future revenue for each product with an annual minimum equal to straight-line amortization over the remaining estimated economic life of the product, generally within five years. Capitalized costs, net, of $222.2 million and $217.2 million related to software developed for resale were included in other assets as of March 31, 2023 and 2022, respectively. The Company capitalized $59.4 million and $42.7 million of costs related to software developed for resale for the fiscal years ended March 31, 2023 and 2022, respectively. Amortization expense for capitalized software development costs was $54.4 million, $56.5 million and $56.2 million during fiscal years 2023, 2022 and 2021, respectively.

Impairment of long-lived and other long-term assets (property, equipment and satellites, and other assets, including goodwill)

In accordance with the authoritative guidance for impairment or disposal of long-lived assets (ASC 360), the Company assesses potential impairments to long-lived assets, including property, equipment and satellites, and other assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) are less than the asset's carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. No material impairments were recorded by the Company for fiscal years 2023, 2022 and 2021 other than the impairment of certain right-of-use assets in the fourth quarter of fiscal year 2023. See Note 7 — Leases for additional information.

The Company accounts for its goodwill under the authoritative guidance for goodwill and other intangible assets (ASC 350) and the provisions of ASU 2017-04, Simplifying the Test for Goodwill Impairment. In accordance with the current authoritative guidance, the Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If, after completing the qualitative assessment, the Company determines that it is more likely than not that the estimated fair value is greater than the carrying value, the Company concludes that no impairment exists. Alternatively, if the Company determines in the qualitative assessment that it is more likely than not that the fair value is less than its carrying value, then the Company performs a quantitative goodwill impairment test to identify both the existence of an impairment and the amount of impairment loss, by comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit is less than the carrying value, then a goodwill impairment charge will be recognized in the amount by which the carrying amount exceeds the fair value, limited to the total amount of goodwill allocated to that reporting unit. The Company tests goodwill for impairment during the fourth quarter every fiscal year and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

In accordance with ASC 350, the Company assesses qualitative factors to determine whether goodwill is impaired. The qualitative analysis includes assessing the impact of changes in certain factors including: (1) changes in forecasted operating results and comparing actual results to projections, (2) changes in the industry or its competitive environment since the acquisition date, (3) changes in the overall economy, its market share and market interest rates since the acquisition date, (4) trends in the stock price and related market capitalization and enterprise values, (5) trends in peer companies' total enterprise value metrics, and (6) additional factors such as management turnover, changes in regulation and changes in litigation matters.

Furthermore, in addition to qualitative analysis, the Company believes it is appropriate to conduct a quantitative analysis periodically as a prudent review of its reporting unit goodwill fair values. The Company's quantitative analysis estimates the fair values of the reporting units using discounted cash flows and other indicators of fair value. The forecast of future cash flow is based on the Company's best estimate of each reporting unit's future revenue and operating costs, based primarily on existing firm orders, expected future orders, contracts with suppliers, labor resources, general market conditions, and other relevant factors. Based on a quantitative analysis for fiscal year 2023, the Company concluded that estimated fair values of its reporting units significantly exceed their respective carrying values.

Based on the Company's qualitative and quantitative assessment performed during the fourth quarter of fiscal year 2023, the Company concluded that it was more likely than not that the estimated fair value of the Company's reporting units exceeded their carrying values as of March 31, 2023. No impairments were recorded by the Company related to goodwill and other intangible assets for fiscal years 2023, 2022 and 2021.

Warranty reserves

The Company provides limited warranties on its products for periods of up to five years. The Company records a liability for its warranty obligations when the Company ships the products or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within 12 months are classified as accrued liabilities and amounts expected to be incurred beyond 12 months are classified as other liabilities in the consolidated financial statements. For mature products, the Company estimates the warranty costs based on historical experience with the particular product. For newer products that do not have a history of warranty costs, the Company bases its estimates on its experience with the technology involved and the types of failures that may occur. It is possible that the Company's underlying assumptions will not reflect the actual experience, and in that case, the Company will make future adjustments to the recorded warranty obligation (see Note 15 — Product Warranty).

Fair value of financial instruments

The carrying amounts of the Company's financial instruments, including cash equivalents, receivables, accounts payable and accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of the Company's long-term borrowings and other long-term interest bearing liabilities is determined by using available market information for those securities or similar financial instruments (see Note 3 – Fair Value Measurements).

Self-insurance liabilities

The Company has self-insurance plans to retain a portion of the exposure for losses related to employee medical benefits and workers' compensation. The self-insurance plans include policies which provide for both specific and aggregate stop-loss limits. The Company utilizes actuarial methods as well as other historical information for the purpose of estimating ultimate costs for a particular plan year. Based on these actuarial methods, along with currently available information and insurance industry statistics, the Company has recorded self-insurance liability for its plans of $7.9 million and $5.8 million as of March 31, 2023 and 2022, respectively. The Company's estimate, which is subject to inherent variability, is based on average claims experience in the Company's industry and its own experience in terms of frequency and severity of claims, including asserted and unasserted claims incurred but not reported, with no explicit provision for adverse fluctuation from year to year. This variability may lead to ultimate payments being either greater or less than the amounts presented above. Self-insurance liabilities have been classified as a current liability in accrued and other liabilities in accordance with the estimated timing of the projected payments.

Indemnification provisions

In the ordinary course of business, the Company includes indemnification provisions in certain of its contracts, generally relating to parties with which the Company has commercial relations. Pursuant to these agreements, the Company will indemnify, hold harmless and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, including but not limited to losses relating to third-party intellectual property claims. To date, there have not been any material costs incurred in connection with such indemnification clauses. The Company's insurance policies do not necessarily cover the cost of defending indemnification claims or providing indemnification, so if a claim was filed against the Company by any party that the Company has agreed to indemnify, the Company could incur substantial legal costs and damages. A claim would be accrued when a loss is considered probable and the amount can be reasonably estimated. At March 31, 2023 and 2022, no such amounts were accrued related to the aforementioned provisions.

Noncontrolling interests

A noncontrolling interest represents the equity interest in a subsidiary that is not attributable, either directly or indirectly, to the Company and is reported as equity of the Company, separate from the Company's controlling interest. Revenues, expenses, gains, losses, net income (loss) and other comprehensive income (loss) are reported in the consolidated financial statements at the consolidated amounts, which include the amounts attributable to both the controlling and noncontrolling interest.

On August 15, 2022, TrellisWare, a majority-owned subsidiary of the Company, completed the repurchase of its common stock from participating stockholders for a total purchase price of approximately $30.0 million. The Company did not elect to participate in the share repurchase, and accordingly, the Company's ownership percentage of TrellisWare increased to slightly over 60% as a result of the share repurchase.

The following table summarizes the effect of the change in the Company's percentage ownership interest in TrellisWare on the Company's equity for the fiscal years ended March 31, 2023, 2022 and 2021:

| | Fiscal Years Ended | | |
	March 31, 2023	March 31, 2022	March 31, 2021
	(In thousands)		
Net income (loss) attributable to Viasat, Inc.	$ 1,084,806	$ (15,534)	$ 3,691
Transfers to noncontrolling interest	(11,783)	—	—
Change from net income (loss) attributable to Viasat, Inc. and transfers from (to) noncontrolling interest	$ 1,073,023	$ (15,534)	$ 3,691

Investments in unconsolidated affiliate — equity method

Investments in entities in which the Company can exercise significant influence, but does not own a majority equity interest or otherwise control, are accounted for using the equity method and are included as investment in unconsolidated affiliate in other assets (long-term) on the consolidated balance sheets. The Company records its share of the results of such entities within equity in income (loss) of unconsolidated affiliate, net on the consolidated statements of operations and comprehensive income (loss). The Company monitors such investments for other-than-temporary impairment by considering factors including the current economic and market conditions and the operating performance of the entities and records reductions in carrying values when necessary. The fair value of privately held investments is estimated using the best available information as of the valuation date, including current earnings trends, undiscounted cash flows, quoted stock prices of comparable public companies, and other company specific information, including recent financing rounds.

Common stock held in treasury

As of March 31, 2023 and 2022, the Company had no shares of common stock held in treasury.

During fiscal years 2023, 2022 and 2021, the Company issued 1,376,583, 1,274,311 and 1,064,680 shares of common stock, respectively, based on the vesting terms of certain restricted stock unit agreements. In order for employees to satisfy minimum statutory employee tax withholding requirements related to the issuance of common stock underlying these restricted stock unit agreements, the Company repurchased 487,111, 445,257 and 376,884 shares of common stock at cost and with a total value of $16.5 million, $23.0 million and $13.7 million during fiscal years 2023, 2022 and 2021, respectively. Although shares withheld for employee withholding taxes are technically not issued, they are treated as common stock repurchases for accounting purposes (with such shares deemed to be repurchased and then immediately retired), as they reduce the number of shares that otherwise would have been issued upon vesting of the restricted stock units. These retired shares remain as authorized stock and are considered to be unissued. The retirement of treasury stock had no impact on the Company's total consolidated stockholders' equity.

Foreign currency

In general, the functional currency of a foreign operation is deemed to be the local country's currency. Consequently, assets and liabilities of operations outside the United States are generally translated into U.S. dollars, and the effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) within Viasat, Inc. stockholders' equity.

Other comprehensive loss related to the effects of foreign currency translation adjustments attributable to Viasat, Inc. during fiscal year 2023 was $13.1 million, net of an insignificant amount of tax. Other comprehensive loss related to the effects of foreign currency translation adjustments attributable to Viasat, Inc. during fiscal year 2022 was $37.3 million, or $31.4 million net of tax. Other comprehensive income related to the effects of foreign currency translation adjustments attributed to Viasat, Inc. during fiscal year 2021 was $20.4 million, or $15.9 million net of tax.

Revenue recognition

In accordance with the authoritative guidance for revenue from contracts with customers (ASC 606), the Company applies the five-step model to its contracts with its customers. Under this model the Company (1) identifies the contract with the customer, (2) identifies its performance obligations in the contract, (3) determines the transaction price for the contract, (4) allocates the transaction price to its performance obligations and (5) recognizes revenue when or as it satisfies its performance obligations. These performance obligations generally include the purchase of services (including broadband capacity and the leasing of broadband equipment), the purchase of products, and the development and delivery of complex equipment built to customer specifications under long-term contracts.

Furthermore, from time to time, the Company participates in U.S. federal and state programs under which the government funds part of the costs of providing services in targeted locations such as unserved or under-served high cost or rural areas, or for certain types of customers. The Company accounts for funds received from the government by analogy to International Accounting Standards (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance, and recognizes funds received in the consolidated statement of operations and comprehensive income (loss) when there is reasonable assurance that it will comply with the conditions associated with the grant and the grant will be received. Recognition occurs on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grant is intended to compensate. During the year ended March 31, 2023, the amounts recorded in the Company's consolidated financial statements related to these types of arrangements were not material.

Performance obligations

The timing of satisfaction of performance obligations may require judgment. The Company derives a substantial portion of its revenues from contracts with customers for services, primarily consisting of connectivity services. These contracts typically require advance or recurring monthly payments by the customer. The Company's obligation to provide connectivity services is satisfied over time as the customer simultaneously receives and consumes the benefits provided. The measure of progress over time is based upon either a period of time (e.g., over the estimated contractual term) or usage (e.g., bandwidth used/bytes of data processed). The Company evaluates whether broadband equipment provided to its customers as part of the delivery of connectivity services represents a lease in accordance with ASC 842. As discussed further above under "Leases - Lessor accounting", for broadband equipment leased to consumer broadband customers in conjunction with the delivery of connectivity services, the Company accounts for the lease and non-lease components of connectivity service arrangements as a single performance obligation as the connectivity services represent the predominant component.

The Company also derives a portion of its revenues from contracts with customers to provide products. Performance obligations to provide products are satisfied at the point in time when control is transferred to the customer. These contracts typically require payment by the customer upon passage of control and determining the point at which control is transferred may require judgment. To identify the point at which control is transferred to the customer, the Company considers indicators that include, but are not limited to, whether (1) the Company has the present right to payment for the asset, (2) the customer has legal title to the asset, (3) physical possession of the asset has been transferred to the customer, (4) the customer has the significant risks and rewards of ownership of the asset, and (5) the customer has accepted the asset. For product revenues, control generally passes to the customer upon delivery of goods to the customer.

The vast majority of the Company's revenues from long-term contracts to develop and deliver complex equipment built to customer specifications are derived from contracts with the U.S. Government (including foreign military sales contracted through the U.S. Government). The Company's contracts with the U.S. Government typically are subject to the Federal Acquisition Regulation (FAR) and are priced based on estimated or actual costs of producing goods or providing services. The FAR provides guidance on the types of costs that are allowable in establishing prices for goods and services provided under U.S. Government contracts. The pricing for non-U.S. Government contracts is based on the specific negotiations with each customer. Under the typical payment terms of the Company's U.S. Government fixed-price contracts, the customer pays the Company either performance-based payments (PBPs) or progress payments. PBPs are interim payments based on quantifiable measures of performance or on the achievement of specified events or milestones. Progress payments are interim payments based on a percentage of the costs incurred as the work progresses. Because the customer can often retain a portion of the contract price until completion of the contract, the Company's U.S. Government fixed-price contracts generally result in revenue recognized in excess of billings which the Company presents as unbilled accounts receivable on the balance sheet. Amounts billed and due from the Company's customers are classified as receivables on the balance sheet. The portion of the payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer. For the Company's U.S. Government cost-type contracts, the customer generally pays the Company for its actual costs incurred within a short period of time. For non-

U.S. Government contracts, the Company typically receives interim payments as work progresses, although for some contracts, the Company may be entitled to receive an advance payment. The Company recognizes a liability for these advance payments in excess of revenue recognized and presents it as collections in excess of revenues and deferred revenues on the balance sheet. An advance payment is not typically considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a contract and to protect the Company from the other party failing to adequately complete some or all of its obligations under the contract.

Performance obligations related to developing and delivering complex equipment built to customer specifications under long-term contracts are recognized over time as these performance obligations do not create assets with an alternative use to the Company and the Company has an enforceable right to payment for performance to date. To measure the transfer of control, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. The Company generally uses the cost-to-cost measure of progress for its contracts because that best depicts the transfer of control to the customer which occurs as the Company incurs costs on its contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Estimating the total costs at completion of a performance obligation requires management to make estimates related to items such as subcontractor performance, material costs and availability, labor costs and productivity and the costs of overhead. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recognized in the period the loss is determined.

Contract costs on U.S. Government contracts are subject to audit and review by the Defense Contracting Management Agency (DCMA), the Defense Contract Audit Agency (DCAA), and other U.S. Government agencies, as well as negotiations with U.S. Government representatives. As of March 31, 2023, the DCAA had completed its incurred cost audit for fiscal years 2004, 2016, 2019, 2020 and 2021. The DCMA approved the Company's incurred costs for those fiscal years, with the exception of 2021, which is pending. The DCMA also approved the Company's incurred costs for fiscal years 2005 through 2015, 2017, 2018 and 2022 without further audit based on the determination of low risk. Although the Company has recorded contract revenues subsequent to fiscal year 2020 based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company does not know the outcome of any ongoing or future audits or reviews and adjustments, and if future adjustments exceed the Company's estimates, its profitability would be adversely affected. The Company had $12.9 million and $12.1 million as of March 31, 2023 and March 31, 2022, respectively, in contract-related reserves for its estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. Government cost reimbursable contracts (see Note 14 — Contingencies for more information).

Evaluation of transaction price

The evaluation of transaction price, including the amounts allocated to performance obligations, may require significant judgments. Due to the nature of the work required to be performed on many of the Company's performance obligations, the estimation of total revenue, and, where applicable, the cost at completion, is complex, subject to many variables and requires significant judgment. The Company's contracts may contain award fees, incentive fees, or other provisions, including the potential for significant financing components, that can either increase or decrease the transaction price. These amounts, which are sometimes variable, can be dictated by performance metrics, program milestones or cost targets, the timing of payments, and customer discretion. The Company estimates variable consideration at the amount to which it expects to be entitled. The Company includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Company's estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company's anticipated performance and all information (historical, current and forecasted) that is reasonably available to the Company. In the event an agreement includes embedded financing components, the Company recognizes interest expense or interest income on the embedded financing components using the effective interest method. This methodology uses an implied interest rate which reflects the incremental borrowing rate which would be expected to be obtained in a separate financing transaction. The Company has elected the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

If a contract is separated into more than one performance obligation, the total transaction price is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. Estimating standalone selling prices may require judgment. When available, the Company utilizes the observable price of a good or service when the Company sells that good or service separately in similar circumstances and to similar customers. If a standalone selling price is not directly observable, the Company estimates the standalone selling price by considering all information (including market conditions, specific factors, and information about the customer or class of customer) that is reasonably available.

Transaction price allocated to remaining performance obligations

The Company's remaining performance obligations represent the transaction price of firm contracts and orders for which work has not been performed. The Company includes in its remaining performance obligations only those contracts and orders for which it has accepted purchase orders. Remaining performance obligations associated with the Company's subscribers for fixed consumer and business broadband services in its satellite services segment exclude month-to-month service contracts in accordance with a practical expedient and are estimated using a portfolio approach in which the Company reviews all relevant promotional activities and calculates the remaining performance obligation using the average service component for the portfolio and the average time remaining under the contract. The Company's future recurring in-flight connectivity service contracts in its satellite services segment do not have minimum service purchase requirements and therefore are not included in the Company's remaining performance obligations. As of March 31, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations was $1.7 billion, of which the Company expects to recognize a little over half over the next 12 months, with the balance recognized thereafter.

Disaggregation of revenue

The Company operates and manages its business in three reportable segments: satellite services, commercial networks and government systems. Revenue is disaggregated by products and services, customer type, contract type, and geographic area, respectively, as the Company believes this approach best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

The following sets forth disaggregated reported revenue by segment and product and services for the fiscal years ended March 31, 2023, 2022 and 2021 (as noted above, revenue information excludes revenues from the Link-16 TDL Business, which have been classified as discontinued operations):

	Fiscal Year Ended March 31, 2023			
	Satellite Services	Commercial Networks	Government Systems	Total Revenues
	(In thousands)			
Product revenues	$ —	$ 530,374	$ 423,752	$ 954,126
Service revenues	1,210,733	82,273	309,026	1,602,032
Total revenues	$ 1,210,733	$ 612,647	$ 732,778	$ 2,556,158

	Fiscal Year Ended March 31, 2022			
	Satellite Services	Commercial Networks	Government Systems	Total Revenues
	(In thousands)			
Product revenues	$ —	$ 443,435	$ 417,291	$ 860,726
Service revenues	1,188,816	68,664	298,973	1,556,453
Total revenues	$ 1,188,816	$ 512,099	$ 716,264	$ 2,417,179

	Fiscal Year Ended March 31, 2021			
	Satellite Services	Commercial Networks	Government Systems	Total Revenues
	(In thousands)			
Product revenues	$ —	$ 268,830	$ 470,543	$ 739,373
Service revenues	868,943	52,026	260,536	1,181,505
Total revenues	$ 868,943	$ 320,856	$ 731,079	$ 1,920,878

Revenues from the U.S. Government as an individual customer comprised approximately 17%, 18% and 21% of total revenues for the fiscal years ended March 31, 2023, 2022 and 2021, respectively, mainly reported within the government systems segment. Revenues from the Company's other customers, mainly reported within the commercial networks and satellite services segments, comprised approximately 83%, 82% and 79% of total revenues for the fiscal years ended March 31, 2023, 2022 and 2021, respectively.

The Company's satellite services segment revenues are primarily derived from the Company's fixed broadband services, in-flight services and energy services (acquired through the RigNet acquisition).

Revenues in the Company's commercial networks and government systems segments are primarily derived from three types of contracts: fixed-price, cost-reimbursement and time-and-materials contracts. Fixed-price contracts (which require the Company to provide products and services under a contract at a specified price) comprised approximately 88%, 91% and 88% of the Company's total revenues for these segments for the fiscal years ended March 31, 2023, 2022 and 2021, respectively. The remainder of the Company's revenues in these segments for such periods was derived primarily from cost-reimbursement contracts (under which the Company is reimbursed for all actual costs incurred in performing the contract to the extent such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit) and from time-and-materials contracts (under which the Company is reimbursed for the number of labor hours expended at an established hourly rate negotiated in the contract, plus the cost of materials utilized in providing such products or services).

Historically, a significant portion of the Company's revenues in its commercial networks and government systems segments has been derived from customer contracts that include the development of products. The development efforts are conducted in direct response to the customer's specific requirements and, accordingly, expenditures related to such efforts are included in cost of sales when incurred and the related funding (which includes a profit component) is included in revenues. Revenues for the Company's funded development from its customer contracts were approximately 16%, 18% and 18% of its total revenues for the fiscal years ended March 31, 2023, 2022 and 2021, respectively.

Contract balances

Contract balances consist of contract assets and contract liabilities. A contract asset, or with respect to the Company, an unbilled accounts receivable, is recorded when revenue is recognized in advance of the Company's right to bill and receive consideration, typically resulting from sales under long-term contracts. Unbilled accounts receivable are generally expected to be billed and collected within one year. The unbilled accounts receivable will decrease as provided services or delivered products are billed. The Company receives payments from customers based on a billing schedule established in the Company's contracts.

When consideration is received in advance of the delivery of goods or services, a contract liability, or with respect to the Company, collections in excess of revenues or deferred revenues, is recorded. Reductions in the collections in excess of revenues or deferred revenues will be recorded as the Company satisfies the performance obligations.

The following table presents contract assets and liabilities as of March 31, 2023 and March 31, 2022:

	As of March 31, 2023	As of March 31, 2022
	(In thousands)	
Unbilled accounts receivable	$ 104,889	$ 85,383
Collections in excess of revenues and deferred revenues	132,187	131,623
Deferred revenues, long-term portion	84,747	88,983

Unbilled accounts receivable increased $19.5 million during fiscal year 2023, primarily driven by revenue recognized in the Company's commercial networks segment in excess of billings.

Collections in excess of revenues and deferred revenues increased an insignificant amount during fiscal year 2023, primarily driven by advances on goods or services received in excess of revenue recognized mainly in the Company's government systems segment.

During the fiscal year ended March 31, 2023, the Company recognized revenue of $115.1 million that was previously included in the Company's collections in excess of revenues and deferred revenues at March 31, 2022. During the fiscal year ended March 31, 2022, the Company recognized revenue of $171.9 million that was previously included in the Company's collections in excess of revenues and deferred revenues at March 31, 2021.

Other assets and deferred costs – contracts with customers

Per ASC 340-40, Other Assets and Deferred Costs – Contracts with Customers, the Company recognizes an asset from the incremental costs of obtaining a contract with a customer if the Company expects to recover those costs. The incremental costs of obtaining a contract are those costs that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. ASC 340-40 also requires the recognition of an asset from the costs incurred to fulfill a contract when (1) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify, (2) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future, and (3) the costs are expected to be recovered. Adoption of the standard has resulted in the recognition of an asset related to commission costs incurred primarily in the Company's satellite services segment, and recognition of an asset related to costs incurred to fulfill contracts. Costs to acquire customer contracts are amortized over the estimated customer contract life. Costs to fulfill customer contracts are amortized in proportion to the revenue to which the costs relate. For contracts with an estimated amortization period of less than one year, the Company elected the practical expedient and expenses incremental costs immediately. The Company's deferred customer contract acquisition costs and costs to fulfill contract balances were $31.5 million and $50.0 million, respectively as of March 31, 2023. Of the Company's total deferred customer contract acquisition costs and costs to fulfill contracts, $19.8 million was included in other current assets within the prepaid expenses and other current assets caption on the Company's consolidated balance sheet and $61.7 million was included in other assets on the Company's consolidated balance sheet as of March 31, 2023. The Company's deferred customer contract acquisition costs and costs to fulfill contract balances were $49.1 million and $35.0 million, respectively, as of March 31, 2022. Of the Company's total deferred customer contract acquisition costs and costs to fulfill contracts, $24.0 million was included in other current assets within the prepaid expenses and other current assets caption on the Company's consolidated balance sheet and $60.1 million was included in other assets on the Company's consolidated balance sheet as of March 31, 2022. For total deferred customer contract acquisition costs and contract fulfillment costs, the Company's amortization and reduction of carrying value associated with contract termination was $48.2 million, $56.5 million and $50.1 million for the fiscal years ended March 31, 2023, 2022 and 2021, respectively.

Advertising costs

In accordance with the authoritative guidance for advertising costs (ASC 720-35), advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising expenses for fiscal years 2023, 2022 and 2021 were $22.8 million, $23.1 million and $12.0 million, respectively.

Stock-based compensation

In accordance with the authoritative guidance for share-based payments (ASC 718), the Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award. Expense for restricted stock units and stock options is recognized on a straight-line basis over the employee's requisite service period. Expense for total shareholder return (TSR) performance stock options that vest is recognized regardless of the actual TSR outcome achieved and is recognized on a graded-vesting basis. The Company accounts for forfeitures as they occur. The Company recognizes excess tax benefits or deficiencies on vesting or settlement of awards as discrete items within income tax benefit or provision within net income (loss) and the related cash flows are classified within operating activities.

Independent research and development

Independent research and development (IR&D), which is not directly funded by a third party, is expensed as incurred. IR&D expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials and other expenses related to research and development programs.

Income taxes

Accruals for uncertain tax positions are provided for in accordance with the authoritative guidance for accounting for uncertainty in income taxes (ASC 740). The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance for accounting for uncertainty in income taxes also provides guidance on derecognition of income tax assets and liabilities, classification of deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense.

A deferred income tax asset or liability is established for the expected future tax consequences resulting from differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company's analysis of the need for a valuation allowance on deferred tax assets considered historical as well as forecasted future operating results. In addition, the Company's evaluation considered other factors, including the Company's contractual backlog, history of positive earnings, current earnings trends assuming the Company's satellite services segment continues to grow, taxable income adjusted for certain items, and forecasted income by jurisdiction. The Company also considered the period over which these net deferred tax assets can be realized and the Company's history of not having federal tax loss carryforwards expire unused.

Earnings per share

Basic earnings per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding and potential common stock, if dilutive during the period. Potential common stock includes options granted (including TSR performance stock options) and restricted stock units awarded under the Company's equity compensation plan which are included in the earnings per share calculations using the treasury stock method, common shares expected to be issued under the Company's employee stock purchase plan, and shares potentially issuable under the Viasat 401(k) Profit Sharing Plan in connection with the Company's decision to pay a discretionary match in common stock or cash.

Segment reporting

The Company's reporting segments (satellite services, commercial networks and government systems) are primarily distinguished by the type of customer and the related contractual requirements. The Company's satellite services segment provides satellite-based broadband and related services to residential customers, Prepaid Internet users, enterprises, commercial airlines and other mobile broadband customers. The Company's commercial networks segment develops and offers advanced satellite and wireless broadband platforms, ground networking equipment, radio frequency and advanced microwave solutions, Application-Specific Integrated Circuit (ASIC) chip design, satellite payload development and space-to-earth connectivity systems, some of which are ultimately used by the Company's satellite services segment. The Company's government systems segment provides global mobile broadband services to military and government users and develops and offers network-centric, internet protocol (IP)-based fixed and mobile secure communications products and solutions. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics which differ from the satellite services and commercial networks segments. The Company's segments are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance.

Recent authoritative guidance

In August 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2020-06, Debt – Debt with Conversion and Other Options (ASC 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40). ASU 2020-06 simplifies the accounting for convertible instruments by removing the beneficial conversion and cash conversion accounting models for convertible instruments and removes certain settlement conditions that are required for contracts to qualify for equity classification. This new standard also simplifies the diluted earnings per share calculations by requiring that an entity use the if-converted method for convertible instruments and requires that the effect of potential share settlement be included in diluted earnings per share calculations when an instrument may be settled in cash or shares. The new standard requires entities to provide expanded disclosures about the terms and features of convertible instruments, how the instruments have been reported in the entity's financial statements, and information about events, conditions, and circumstances that can affect how to assess the amount or timing of an entity's future cash flows related to those instruments. The Company adopted the new guidance in the first quarter of fiscal year 2023 and the guidance did not have a material impact on the Company's consolidated financial statements and disclosures.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (ASC 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. ASU 2021-08 requires contract assets and contract liabilities acquired in a business combination to be recognized in accordance with ASC 606 as if the acquirer had originated the contracts. The new standard will become effective for the Company beginning in fiscal year 2024, with early adoption permitted. The impact of the new standard on the Company's consolidated financial statements and related disclosures will depend on the magnitude of future business combinations.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (ASC 832): Disclosures by Business Entities about Government Assistance. ASU 2021-10 requires annual disclosures when an entity accounts for a transaction with a government by applying a grant or contribution accounting model by analogy to other accounting guidance. The Company adopted the new standard prospectively in fiscal year 2023. See Note 1 — The Company and a Summary of Its Significant Accounting Policies — Revenue recognition for disclosures related to these types of arrangements.

In March 2022, the FASB issued ASU 2022-01, Derivatives and Hedging (ASC 815): Targeted Improvements to Accounting for Hedging Activities. ASU 2022-01 made targeted improvements to the optional hedge accounting model with the objective of improving hedge accounting to better portray the economic results of an entity's risk management activities in its financial statements. The new standard will become effective for the Company beginning in fiscal year 2024. The adoption of ASU 2022-01 is not expected to have a material impact on the Company's consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (ASC 326): Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance for troubled debt restructurings by creditors in Subtopic 310-40, Receivables – Troubled Debt Restructurings by Creditors, while enhancing certain disclosure requirements for loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Furthermore, it requires that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments – Credit Losses – Measured at Amortized Cost. The new standard will become effective for the Company beginning in fiscal year 2024. The adoption of ASU 2022-02 is not expected to have a material impact on the Company's consolidated financial statements and disclosures.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (ASC 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. ASU 2022-03 clarifies that a contractual restriction on the sale of an equity security is not considered in measuring the security's fair value. The standard also requires certain disclosures for equity securities that are subject to contractual restrictions. The new standard will become effective for the Company beginning in fiscal year 2025. The Company is currently evaluating the impact of this standard on its consolidated financial statements and disclosures.

In September 2022, the FASB issued ASU 2022-04, Liabilities – Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. ASU 2022-04 enhances the transparency of supplier finance programs. In each annual reporting period, the buyer in a supplier finance program is required to disclose information about the key terms of the program, the outstanding confirmed amounts, a rollforward of such amounts, and a description of where those obligations are presented in the balance sheet. In each interim reporting period, the buyer should disclose the outstanding confirmed amounts as of the end of the interim period. The new standard will become effective for the Company beginning in fiscal year 2024, except for the amendment on rollfoward information, which will become effective in fiscal year 2025. The adoption of ASU 2022-04 is not expected to have a material impact on the Company's disclosures.

In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (ASC 848): Deferral of the Sunset Date of Topic 848. ASU 2022-06 extends the period of time entities can utilize the reference rate reform relief guidance under ASU 2020-04 from December 31, 2022 to December 31, 2024. ASU 2020-04, Reference Rate Reform (ASC 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting provided temporary optional guidance to ease the potential accounting burden associated with the transition away from reference rates (such as the London Interbank Offered Rate). ASU 2022-06 was effective upon issuance. The Company adopted this guidance upon issuance with no impact to the Company's consolidated financial statements and disclosures.

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842) - Common Control Agreements. The amendments in this update that apply to public business entities clarify the accounting for leasehold improvements associated with common control leases. The new standard will become effective for the Company beginning in fiscal year 2025. The Company is currently evaluating the impact of this standard on its consolidated financial statements and disclosures.

Note 2 — Composition of Certain Balance Sheet Captions

	As of March 31, 2023		As of March 31, 2022	
		(In thousands)		
Accounts receivable, net:				
Billed	$	327,148	$	233,948
Unbilled		104,889		85,383
Allowance for doubtful accounts		(12,103)		(7,159)
	$	419,934	$	312,172
Inventories:				
Raw materials	$	68,655	$	62,520
Work in process		25,347		21,702
Finished goods		174,561		113,642
	$	268,563	$	197,864
Prepaid expenses and other current assets:				
Prepaid expenses	$	115,701	$	102,433
Other		60,928		38,953
	$	176,629	$	141,386
Property, equipment and satellites, net:				
Equipment and software (estimated useful life of 3-7 years)	$	1,917,243	$	1,676,736
CPE leased equipment (estimated useful life of 4-5 years)		395,427		395,539
Furniture and fixtures (estimated useful life of 7 years)		58,807		57,847
Leasehold improvements (estimated useful life of 2-17 years)		151,827		149,982
Buildings (estimated useful life of 12-38 years)		12,487		12,440
Land		3,873		3,944
Construction in progress		685,646		381,679
Satellites (estimated useful life of 7-17 years)		1,056,313		1,059,182
Satellite Ka-band capacity obtained under finance leases (estimated useful life of 7-11 years)		175,712		173,480
Satellites under construction		2,252,908		1,808,474
		6,710,243		5,719,303
Less: accumulated depreciation and amortization		(2,331,960)		(2,014,312)
	$	4,378,283	$	3,704,991
Other assets:				
Deferred income taxes	$	23,724	$	304,642
Capitalized software costs, net		222,155		217,159
Patents, orbital slots and other licenses, net		73,932		62,200
Other		146,227		115,279
	$	466,038	$	699,280
Accrued and other liabilities:				
Collections in excess of revenues and deferred revenues	$	132,187	$	131,623
Accrued employee compensation		125,349		108,456
Accrued vacation		45,177		48,097
Warranty reserve, current portion		2,806		2,804
Operating lease liabilities		50,639		49,988
Income taxes payable		113,905		7,872
Other		177,169		133,724
	$	647,232	$	482,564
Other liabilities:				
Deferred revenues, long-term portion	$	84,747	$	88,983
Warranty reserve, long-term portion		2,544		2,548
Satellite performance incentive obligations, long-term portion		14,654		18,651
Deferred income taxes		85,989		16,869
Other		30,608		26,105
	$	218,542	$	153,156

Note 3 — Fair Value Measurements

In accordance with the authoritative guidance for financial assets and liabilities measured at fair value on a recurring basis (ASC 820), the Company determines fair value based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants, and prioritizes the inputs used to measure fair value from market-based assumptions to entity specific assumptions:

- Level 1 — Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 — Inputs which reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The Company had $757.6 million and $5.0 million in cash equivalents (Level 1) as of March 31, 2023 and March 31, 2022, respectively, and no liabilities as of both March 31, 2023 and March 31, 2022, measured at fair value on a recurring basis.

The following section describes the valuation methodologies the Company uses to measure financial instruments at fair value:

Cash equivalents — The Company's cash equivalents consist of money market funds, with a significant portion held in U.S. government-backed qualified money-market securities. Money market funds are valued using quoted prices for identical assets in an active market with sufficient volume and frequency of transactions (Level 1).

Contingencies — In connection with the acquisition of the remaining 51% interest in EBI on April 30, 2021 (see Note 5 — Acquisitions for more information), part of the purchase price consideration will not be determined until two years after the closing date, when the Company may pay or receive up to €20.0 million, or approximately $21.6 million, in cash. The consideration to be paid in the future is contingent based on certain outcomes as defined in the acquisition agreement. Each reporting period, the Company estimates the fair value of the contingent consideration based on unobservable inputs and probability weightings using standard valuation techniques (Level 3). The fair value amount is currently recorded in other current assets within the prepaid expenses and other current assets caption on the Company's consolidated balance sheets and any change to fair value is recorded in the Company's consolidated statements of operations each reporting period. As of and for the fiscal years ended March 31, 2023 and 2022, the Company's fair value estimate, and change in fair value of the contingent consideration were immaterial.

Long-term debt — The Company's long-term debt consists of borrowings under its Term Loan Facility, Revolving Credit Facility and Ex-Im Credit Facility (collectively, the Credit Facilities), $700.0 million in aggregate principal amount of 2025 Notes, $600.0 million in aggregate principal amount of 2027 Notes, $400.0 million in aggregate principal amount of 2028 Notes and finance lease obligations reported at the present value of future minimum lease payments with current accrued interest. Long-term debt related to the Revolving Credit Facility is reported at the outstanding principal amount of borrowings, while long-term debt related to the Term Loan Facility, the Ex-Im Credit Facility, the 2025 Notes, the 2027 Notes and the 2028 Notes is reported at amortized cost. However, for disclosure purposes, the Company is required to measure the fair value of outstanding debt on a recurring basis. The fair value of the Company's long-term debt related to the Term Loan Facility and the Revolving Credit Facility approximates its carrying amount due to its variable interest rate, which approximates a market interest rate. As of March 31, 2023 and 2022, the fair value of the Company's long-term debt related to the Ex-Im Credit Facility was determined based on a discounted cash flow analysis using observable market interest rates for instruments with similar terms (Level 2) and was approximately $57.1 million and $78.0 million, respectively. As of March 31, 2023 and 2022, the estimated fair value of the Company's outstanding long-term debt related to each series of Notes was determined based on actual or estimated bids and offers for such series of Notes in an over-the-counter market (Level 2) and was $661.5 million and $682.5 million, respectively, for the 2025 Notes, $561.7 million and $588.8 million, respectively, for the 2027 Notes, and $292.0 million and $382.7 million, respectively, for the 2028 Notes.

Satellite performance incentive obligations — The Company's contracts with satellite manufacturers require the Company to make monthly in-orbit satellite performance incentive payments with respect to certain satellites in commercial service, including interest, through fiscal year 2028, subject to the continued satisfactory performance of the applicable satellites. The Company records the net present value of these expected future payments as a liability and as a component of the cost of the satellites. However, for disclosure purposes, the Company is required to measure the fair value of outstanding satellite performance incentive obligations on a recurring basis. The fair value of the Company's outstanding satellite performance incentive obligations is estimated to approximate their carrying value based on current rates (Level 2). As of March 31, 2023 and 2022, the Company's estimated satellite performance incentive obligations relating to certain satellites in commercial service, including accrued interest, were $20.0 million and $23.7 million, respectively.

Note 4 — Discontinued Operations

On October 1, 2022, the Company entered into an Asset Purchase Agreement to sell the Link-16 TDL Business in its government systems segment to L3Harris in exchange for approximately $1.96 billion in cash, subject to adjustments. In accordance with ASC 205-20, the Company determined that the Link-16 TDL Business met held-for-sale and discontinued operations accounting criteria at the end of the second quarter of fiscal year 2023. Accordingly, the Company classified the results of the Link-16 TDL Business as discontinued operations in its consolidated statements of operations for all periods presented. Additionally, the related assets and liabilities associated with the Link-16 TDL Business were classified as held for sale and discontinued operations in the consolidated balance sheet as of March 31, 2022.

On January 3, 2023, the Company completed the Link-16 TDL Sale, and as a result the fourth quarter of fiscal year 2023 included the impact of the gain of approximately $1.66 billion (net of costs to sell of $40.8 million) within net income (loss) from discontinued operations, net of tax on the consolidated statements of operations and comprehensive income (loss) for fiscal year 2023. The Link-16 TDL Sale substantially reduced both debt and net leverage, and allows closer alignment in investment synergies between the Company's government systems segment and its other business segments.

In connection with the closing of the Link-16 TDL Sale on January 3, 2023, the Company and L3Harris entered into certain ancillary commercial agreements, including certain license agreements for the cross-licensing by each party of certain intellectual property rights relating to the Link-16 TDL Business and the Company's retained businesses, a supply agreement with respect to the supply of certain Link-16 and related products following the closing, and certain services agreements for the provision of engineering and support services for the transition of the Link-16 TDL Business following the closing, in each case subject to the terms and conditions set forth therein. The impact of these agreements on the Company's consolidated financial statements was not significant.

The following table presents key components of assets and liabilities that were classified as discontinued operations on the consolidated balance sheet as of March 31, 2022:

	As of March 31, 2022
Accounts receivable, net	$ 47,097
Inventories	144,026
Prepaid expenses and other current assets	6,468
Property, equipment, and satellites, net	36,921
Operating lease right-of-use assets	12,837
Goodwill	21,403
Other assets	6,350
Total assets of discontinued operations	$ 275,102
Accounts payable	$ 18,415
Accrued and other liabilities	33,858
Non-current operating lease liabilities	11,486
Other liabilities	4,295
Total liabilities of discontinued operations	$ 68,054

The operating results of the discontinued operations only reflect revenues and expenses that are directly attributable to the Link-16 TDL Business that will be eliminated from continuing operations. The following table presents key components of "Net income (loss) from discontinued operations, net of tax" for the fiscal years ended March 31, 2023, 2022 and 2021:

	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
	(In thousands)		
Revenues	$ 247,069	$ 370,456	$ 335,229
Operating expenses:			
Cost of revenues	157,355	228,847	208,595
Other operating expenses	24,062	20,138	22,448
Net income (loss) from discontinued operations before income taxes	$ 65,652	$ 121,471	$ 104,186
Gain on disposal of discontinued operations before income taxes, net of costs to sell	1,661,891	—	—
(Provision for) benefit from income taxes	(425,156)	(22,280)	(20,635)
Net income (loss) from discontinued operations, net of tax	$ 1,302,387	$ 99,191	$ 83,551

The cash flows related to discontinued operations have not been segregated and are included in the consolidated statements of cash flows. The following table presents key cash flow and non-cash information related to discontinued operations for the fiscal years ended March 31, 2023, 2022 and 2021:

| | Fiscal Years Ended | | |
	March 31, 2023	March 31, 2022	March 31, 2021
	(In thousands)		
Depreciation	$ 5,909	$ 10,400	$ 6,824
Amortization of intangible assets	897	1,706	3,152
Capital expenditures	10,950	10,086	15,403

Note 5 — Acquisitions

Inmarsat Transaction

On November 8, 2021, the Company entered into a Share Purchase Agreement to combine with Connect Topco Limited, a private company limited by shares and incorporated in Guernsey (Inmarsat), with the shareholders of Inmarsat and certain management and employees who hold options and shares of a subsidiary of Inmarsat whose options and shares will be exchanged for shares of Inmarsat prior to closing (collectively, the Sellers). Pursuant to the Share Purchase Agreement, the Company will purchase all of the issued and outstanding shares of Inmarsat from the Sellers upon the terms and subject to the conditions set forth therein (the Inmarsat Transaction). The total consideration payable by the Company under the Share Purchase Agreement consists of $850.0 million in cash, subject to adjustments (including a reduction of $299.3 million as a result of the dividend paid by Inmarsat in April 2022), and approximately 46.36 million unregistered shares of the Company's common stock.

The Company's stockholders approved the issuance of shares in the transaction and an amendment to the Company's certificate of incorporation to increase the number of shares of common stock authorized for issuance at a special meeting held on June 21, 2022.

The closing of the Inmarsat Transaction is subject to customary closing conditions, including receipt of regulatory approvals and clearances. The Share Purchase Agreement contains certain termination rights for both the Company and certain of the Sellers and further provides that, upon termination of the Share Purchase Agreement under certain circumstances, the Company may be obligated to pay a termination fee of up to $200.0 million or to reimburse certain out-of-pocket expenses of certain Sellers up to $40.0 million.

The Company has obtained financing commitments for an additional $1.6 billion of new debt facilities in connection with the Inmarsat Transaction (which may be secured and/or unsecured). The Company also plans to assume $2.1 billion in principal amount of Inmarsat senior secured bonds and the outstanding indebtedness under Inmarsat's $2.4 billion senior secured credit facilities.

Euro Broadband Infrastructure Sàrl

On April 30, 2021, the Company acquired the remaining 51% interest in EBI, a broadband services provider, from Eutelsat. By completing the acquisition, the Company gained 100% ownership and control of EBI and the KA-SAT satellite over EMEA and related ground infrastructure. Goodwill recognized in the transaction was recorded within the Company's satellite services segment. The goodwill recognized was not deductible for U.S. and foreign income tax purposes.

Prior to the acquisition date, the Company owned a 49% interest in EBI and accounted for the investment using the equity method of accounting. The acquisition of the remaining equity interest in EBI was accounted for as a step acquisition in accordance with ASC 805. Accordingly, the Company allocated the purchase price of the acquired company to the net tangible assets and intangible assets acquired based upon their estimated fair values. The Company remeasured the previously held equity method investment to its fair value based upon a valuation of the acquired business, as of the date of acquisition. The Company considered multiple factors in determining the fair value of the previously held equity method investment, including, (i) the price negotiated with the selling shareholder for the remaining 51% interest in EBI and (ii) an income valuation model (discounted cash flow). As a result of the equity method investment remeasurement, recognition of previously unrecognized foreign currency gain and settlement of insignificant preexisting relationships, the Company recognized an insignificant total net gain included in other income, net, in the consolidated statements of operations and comprehensive income (loss) in the first quarter of fiscal year 2022.

The purchase price of $327.4 million was primarily comprised of $167.0 million of cash, net of what is currently estimated to be an immaterial amount of estimated purchase price consideration to be settled among the parties over the 24 months (up to plus or minus €20.0 million, or approximately $21.6 million, see Note 3 — Fair Value Measurements for more information) from the closing date (which after consideration of approximately $121.7 million of EBI's cash on hand, resulted in a net cash outlay of approximately $51.0 million) and the fair value of previously held equity method investment of approximately $160.4 million.

The purchase price allocation of the acquired assets and assumed liabilities based on the estimated fair values as of April 30, 2021, slightly adjusted since the close of the acquisition, primarily between goodwill, identifiable intangible assets and property, equipment and satellites, is as follows:

		(In thousands)
Current assets	$	154,207
Property, equipment and satellites		109,028
Identifiable intangible assets		26,574
Other assets		795
Total assets acquired	$	290,604
Total liabilities assumed	$	(5,914)
Goodwill		42,662
Total consideration transferred	$	327,352

Amounts assigned to identifiable intangible assets are being amortized on a straight-line basis over their determined useful lives (which approximates the economic pattern of benefit) and are as follows as of April 30, 2021:

	Fair Value (In thousands)		Weighted Average Useful Life (In years)
Customer relationships	$	17,877	8
Other		7,851	7
Trade name		846	2
Total identifiable intangible assets	$	26,574	8

At the closing of the acquisition, EBI became a wholly owned subsidiary of the Company and EBI's operations have been included in the Company's consolidated financial statements in the Company's satellite services segment (with an insignificant amount included in the Company's commercial networks segment) commencing on the acquisition date.

As EBI's results of operations are not material to the Company's consolidated results of operations, pro forma results of operations for this acquisition have not been presented.

RigNet, Inc.

On April 30, 2021, the Company completed the acquisition of all outstanding shares of RigNet, a publicly held leading provider of ultra-secure, intelligent networking solutions and specialized applications. Goodwill recognized in the transaction was recorded within the Company's satellite services segment. The goodwill recognized was not deductible for U.S. and foreign income tax purposes.

The consideration transferred of approximately $317.9 million was primarily comprised of $207.2 million of the fair value of approximately 4.0 million shares of the Company's common stock issued at the closing date, $107.3 million related to the pay down of outstanding borrowings of RigNet's revolving credit facility, a de minimis amount in cash consideration in respect of fractional shares to the former shareholders of RigNet and an insignificant amount of other consideration. In connection with the RigNet acquisition, the Company recorded zero and approximately $7.2 million of merger-related transaction costs for the fiscal years ended March 31, 2023 and March 31, 2022, respectively, included in selling, general and administrative expenses.

The purchase price allocation of the acquired assets and assumed liabilities based on the estimated fair values as of April 30, 2021 is as follows:

	(In thousands)
Current assets	$ 88,166
Property, equipment and satellites	63,191
Identifiable intangible assets	221,540
Other assets	13,350
Total assets acquired	$ 386,247
Current liabilities	(66,006)
Other long-term liabilities	(31,433)
Total liabilities assumed	$ (97,439)
Goodwill	29,132
Total consideration transferred	$ 317,940

Amounts assigned to identifiable intangible assets are being amortized on a straight-line basis over their determined useful lives (which approximates the economic pattern of benefit) and are as follows as of April 30, 2021:

	Fair Value (In thousands)	Weighted Average Useful Life (In years)
Technology	$ 85,440	8
Customer relationships	101,920	12
Trade name	25,540	8
Other	8,640	12
Total identifiable intangible assets	$ 221,540	10

Management determined the fair value of acquired customer relationships intangible asset by applying the multi-period excess earnings method, which involved the use of significant estimates and assumptions related to forecasted revenue growth rate, gross margin, contributory asset charges, customer attrition rate and discount rate. In connection with the acquisition, the Company assumed a contingent liability associated with a RigNet predecessor subsidiary of approximately $13.8 million, which represented the maximum amount payable under the terms of the agreement. As of March 31, 2023, no amount remains payable as the maximum amount payable was paid during the first and second quarters of fiscal year 2022.

The consolidated financial statements include the operating results of RigNet from the date of acquisition. Since the acquisition date on April 30, 2021, the Company recorded approximately $180.2 million in revenue for the fiscal year ended March 31, 2022, and $31.2 million of net losses for the fiscal year ended March 31, 2022, with respect to the RigNet business primarily in the Company's satellite services segment (with a portion included in its commercial networks segment) in the consolidated statements of operations.

Unaudited Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations for the Company and RigNet on a pro forma basis, as though the companies had been combined as of the beginning of fiscal year 2021, April 1, 2020. The pro forma information is presented for informational purposes only and may not be indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the related fiscal periods. The pro forma financial information for the fiscal years ended March 31, 2022 and 2021 includes the business combination accounting effects primarily related to the amortization and depreciation changes from acquired intangible and tangible assets, acquisition-related transaction costs and related tax effects.

	Fiscal Years Ended	
	March 31, 2022	March 31, 2021
	(In thousands)	
Total revenues	$ 2,799,252	$ 2,449,881
Net income (loss) attributable to Viasat, Inc.	$ (19,957)	$ (43,866)

Note 6 — Goodwill and Acquired Intangible Assets

During fiscal year 2023, the decrease in the Company's goodwill relating to its continuing operations primarily related to the derecognition of an insignificant amount (approximately $8.5 million) of goodwill during the fourth quarter of fiscal year 2023 in our government systems segment that was previously not classified as held for sale. See Note 4 — Discontinued Operations — for more information on discontinued operations. Additionally, the Company recorded an insignificant decrease of goodwill related to foreign currency translation effects across all three segments. During fiscal year 2022, the increase in the Company's goodwill primarily related to the acquisitions of the remaining 51% interest in EBI and of RigNet on April 30, 2021 (see Note 5 — Acquisitions for more information), partially offset by foreign currency translation effects recorded within all three of the Company's segments.

Other acquired intangible assets are amortized using the straight-line method over their estimated useful lives of two to 20 years (which approximates the economic pattern of benefit). Amortization expense related to other acquired intangible assets was $29.8 million, $28.7 million and $5.5 million for the fiscal years ended March 31, 2023, 2022 and 2021, respectively.

The expected amortization expense of amortizable acquired intangible assets may change due to the effects of foreign currency fluctuations as a result of international businesses acquired. Expected amortization expense for acquired intangible assets for each of the following periods is as follows:

	Amortization
	(In thousands)
Expected for fiscal year 2024	$ 28,635
Expected for fiscal year 2025	26,560
Expected for fiscal year 2026	26,408
Expected for fiscal year 2027	26,408
Expected for fiscal year 2028	26,331
Thereafter	66,863
	$ 201,205

Other acquired intangible assets and the related accumulated amortization as of March 31, 2023 and 2022 is as follows:

	Weighted Average Useful Life (In years)	As of March 31, 2023			As of March 31, 2022		
		Total	Accumulated Amortization	Net Book Value	Total	Accumulated Amortization	Net Book Value
				(In thousands)			
Technology	7	$ 151,327	$ (83,949)	$ 67,378	$ 154,624	$ (71,582)	$ 83,042
Contracts and customer relationships	11	132,563	(34,202)	98,361	164,635	(53,250)	111,385
Satellite co-location rights	9	8,600	(8,600)	—	8,600	(8,600)	—
Trade name	7	32,253	(12,657)	19,596	32,463	(9,097)	23,366
Other	11	21,782	(5,912)	15,870	22,263	(4,013)	18,250
Total other acquired intangible assets	9	$ 346,525	$ (145,320)	$ 201,205	$ 382,585	$ (146,542)	$ 236,043

In fiscal years 2023 and 2022, the gross amount and accumulated amortization for acquired identifiable intangible assets were reduced by the retirement of fully amortized assets that were no longer in use.

Note 7 — Leases

The Company's operating leases consist primarily of leases for office space, data centers and satellite ground facilities and have remaining terms from less than one year to 10 years, some of which include renewal options, and some of which include options to terminate the leases within one year. Certain earth station leases have renewal terms that have been deemed to be reasonably certain to be exercised and as such have been recognized as part of the Company's right-of-use assets and lease liabilities. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. In accordance with ASC 842, the Company reports operating lease right-of-use assets in operating lease right-of-use assets and the current and non-current portions of its operating lease liabilities in accrued and other liabilities and non-current operating lease liabilities, respectively.

The Company's finance leases consist primarily of satellite lifetime Ka-band capacity leases and have remaining terms from less than one year to three years. The Company reports assets obtained under finance leases in property, equipment and satellites, net and the current and non-current portions of its finance lease liabilities in current portion of long-term debt and other long-term debt, respectively.

During the fourth quarter of fiscal year 2023, after the completion of the Link-16 TDL Sale, the Company reduced its real estate footprint as part of cost-reduction measures taken in order to right-size the Company's remaining businesses. As a result, the Company recorded an impairment of right-of-use assets of $19.1 million and an impairment of leasehold improvements and furniture and fixtures of an insignificant amount, taking into consideration the current and anticipated future market conditions for sublease income in the markets the leases are located, recorded in the consolidated statements of operations in selling, general and administrative expenses spread across each of the Company's segments.

The components of the Company's lease costs, weighted average lease terms and discount rates are presented in the tables below:

	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
	(In thousands)		
Lease cost:			
Operating lease cost	$ 87,627	$ 68,822	$ 63,576
Finance lease cost:			
Depreciation of assets obtained under finance leases	11,947	11,961	13,656
Interest on lease liabilities	2,441	2,749	3,314
Short-term lease cost	14,410	10,514	5,618
Variable lease cost	15,261	8,752	7,176
Net lease cost	$ 131,686	$ 102,798	$ 93,340

	As of March 31, 2023	As of March 31, 2022	As of March 31, 2021
Lease term and discount rate:			
Weighted average remaining lease term (in years):			
Operating leases	6.3	7.0	7.4
Finance leases	3.4	4.4	5.3
Weighted average discount rate:			
Operating leases	5.7%	5.4%	5.4%
Finance leases	6.3%	5.4%	5.4%

The following table details components of the consolidated statements of cash flows for operating and finance leases:

	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
	(In thousands)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 69,595	$ 68,763	$ 63,167
Operating cash flows from finance leases	2,449	3,024	3,108
Financing cash flows from finance leases	11,572	10,749	10,900
Right-of-use assets obtained in exchange for lease liabilities:			
Operating leases	$ 9,817	$ 61,599	$ 66,162
Finance leases	2,232	—	2,076

The following table presents maturities of the Company's lease liabilities as of March 31, 2023:

	Operating Leases	Finance Leases
	(In thousands)	
Expected for fiscal year 2024	$ 67,803	$ 13,230
Expected for fiscal year 2025	64,508	12,000
Expected for fiscal year 2026	61,466	12,000
Expected for fiscal year 2027	58,239	3,000
Expected for fiscal year 2028	50,820	—
Thereafter	83,618	—
Total future lease payments required	386,454	40,230
Less: interest	62,809	3,825
Total	$ 323,645	$ 36,405

As of March 31, 2023, the Company had $56.1 million of additional lease commitments with lease terms of three to sixteen years.

Note 8 — Senior Notes and Other Long-Term Debt

Total long-term debt consisted of the following as of March 31, 2023 and 2022:

	As of March 31, 2023	As of March 31, 2022
	(In thousands)	
2028 Notes	$ 400,000	$ 400,000
2027 Notes	600,000	600,000
2025 Notes	700,000	700,000
Term Loan Facility	694,750	700,000
Revolving Credit Facility	—	—
Ex-Im Credit Facility	58,957	78,609
Finance lease obligations (see Note 7)	36,405	45,752
Total debt	2,490,112	2,524,361
Unamortized discount and debt issuance costs	(30,672)	(38,234)
Less: current portion of long-term debt	37,939	34,911
Total long-term debt	$ 2,421,501	$ 2,451,216

The estimated aggregate amounts and timing of payments on the Company's long-term debt obligations as of March 31, 2023 for the next five fiscal years and thereafter were as follows (excluding the effects of discount accretion under the 2025 Notes, the 2027 Notes, the 2028 Notes, the Term Loan Facility and the Ex-Im Credit Facility):

For the Fiscal Years Ending	(In thousands)
2024	$ 37,939
2025	37,381
2026	738,073
2027	9,969
2028	607,000
Thereafter	1,059,750
	2,490,112
Plus: unamortized discount and debt issuance costs	(30,672)
Total	$ 2,459,440

Term Loan Facility

In March 2022, the Company entered into a $700.0 million Term Loan Facility, which was fully drawn at closing and matures on March 4, 2029. At March 31, 2023, the Company had $694.8 million in principal amount of outstanding borrowings under the Term Loan Facility.

Borrowings under the Term Loan Facility are required to be repaid in quarterly installments of $1.75 million each, which commenced on September 30, 2022, followed by a final installment of $654.5 million at maturity. Borrowings under the Term Loan Facility bear interest, at the Company's option, at either (1) a base rate equal to the greater of the administrative agent's prime rate as announced from time to time, the federal funds effective rate plus 0.50%, and the forward-looking SOFR term rate administered by CME for a one-month interest period plus 1.00%, subject to a floor of 1.50% for the initial term loans, plus an applicable margin of 3.50%, or (2) the forward-looking SOFR term rate administered by CME for the applicable interest period, subject to a floor of 0.50% for the initial term loans, plus an applicable margin of 4.50%. As of March 31, 2023, the effective interest rate on the Company's outstanding borrowings under the Term Loan Facility was 9.95%. The Term Loan Facility is required to be guaranteed by certain significant domestic subsidiaries of the Company (as defined in the Term Loan Facility) and secured by substantially all of the Company's and any such subsidiaries' assets. As of March 31, 2023, none of the Company's subsidiaries guaranteed the Term Loan Facility.

The Term Loan Facility contains covenants that restrict, among other things, the ability of Company and its restricted subsidiaries to incur additional debt, grant liens, sell assets, make investments, pay dividends and make certain other restricted payments. The Company was in compliance with its financial covenants under the Term Loan Facility as of March 31, 2023.

Borrowings under the Term Loan Facility are recorded as current portion of long-term debt and as other long-term debt, net of unamortized discount and debt issuance costs, in the Company's consolidated financial statements. The Term Loan Facility was issued with an original issue discount of 2.00%, or $14.0 million. The original issue discount and deferred financing cost associated with the issuance of the borrowings under the Term Loan Facility are amortized to interest expense on a straight-line basis over the term of the Term Loan Facility, the results of which are not materially different from the effective interest rate basis.

Revolving Credit Facility

As of March 31, 2023, the Revolving Credit Facility provided a $700.0 million revolving line of credit (including up to $150.0 million of letters of credit), with a maturity date of January 18, 2024. At March 31, 2023, the Company had no outstanding borrowings under the Revolving Credit Facility and $42.6 million outstanding under standby letters of credit under the Revolving Credit Facility, leaving borrowing availability under the Revolving Credit Facility as of March 31, 2023 of $657.4 million.

Borrowings under the Revolving Credit Facility bear interest, at the Company's option, at either (1) the highest of the Federal Funds rate plus 0.50%, the Eurodollar rate plus 1.00%, or the administrative agent's prime rate as announced from time to time, or (2) the Eurodollar rate, plus, in the case of each of (1) and (2), an applicable margin that is based on the Company's total leverage ratio. The Company has capitalized certain amounts of interest expense on the Revolving Credit Facility in connection with the construction of various assets during the construction period. The Revolving Credit Facility is required to be guaranteed by certain significant domestic subsidiaries of the Company (as defined in the Revolving Credit Facility) and secured by substantially all of the Company's and any such subsidiaries' assets. As of March 31, 2023, none of the Company's subsidiaries guaranteed the Revolving Credit Facility.

The Revolving Credit Facility contains financial covenants regarding a maximum total leverage ratio and a minimum interest coverage ratio. In addition, the Revolving Credit Facility contains covenants that restrict, among other things, the Company's ability to sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments. The Company was in compliance with its financial covenants under the Revolving Credit Facility as of March 31, 2023.

Ex-Im Credit Facility

The Ex-Im Credit Facility originally provided a $362.4 million senior secured direct loan facility, which was fully drawn. Of the $362.4 million in principal amount of borrowings made under the Ex-Im Credit Facility, $321.2 million was used to finance up to 85% of the costs of construction, launch and insurance of the ViaSat-2 satellite and related goods and services (including costs incurred on or after September 18, 2012), with the remaining $41.2 million used to finance the total exposure fees incurred under the Ex-Im Credit Facility (which included all previously accrued completion exposure fees). As of March 31, 2023, the Company had $59.0 million in principal amount of outstanding borrowings under the Ex-Im Credit Facility.

Borrowings under the Ex-Im Credit Facility bear interest at a fixed rate of 2.38%, payable semi-annually in arrears. The effective interest rate on the Company's outstanding borrowings under the Ex-Im Credit Facility, which takes into account timing and amount of borrowings and payments, exposure fees, debt issuance costs and other fees, is 4.54%. Borrowings under the Ex-Im Credit Facility are required to be repaid in 16 semi-annual principal installments, which commenced on April 15, 2018, with a maturity date of October 15, 2025. The Ex-Im Credit Facility is guaranteed by Viasat and is secured by first-priority liens on the ViaSat-2 satellite and related assets, as well as a pledge of the capital stock of the borrower under the facility.

The Ex-Im Credit Facility contains financial covenants regarding Viasat's maximum total leverage ratio and minimum interest coverage ratio. In addition, the Ex-Im Credit Facility contains covenants that restrict, among other things, the Company's ability to sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments. The Company was in compliance with its financial covenants under the Ex-Im Credit Facility as of March 31, 2023.

Borrowings under the Ex-Im Credit Facility are recorded as current portion of long-term debt and as other long-term debt, net of unamortized discount and debt issuance costs, in the Company's consolidated financial statements. The discount of $42.3 million (consisting of the initial $6.0 million pre-exposure fee, $35.3 million of completion exposure fees, and other customary fees) and deferred financing cost associated with the issuance of the borrowings under the Ex-Im Credit Facility are amortized to interest expense on an effective interest rate basis over the weighted average term of the Ex-Im Credit Facility and in accordance with the related payment obligations.

In August 2022, the Company amended the Ex-Im Credit Facility to provide additional covenant flexibility. Certain of the amendments will become effective at and are conditional upon the closing of the Inmarsat Transaction.

Senior Notes

Senior Notes due 2028

In June 2020, the Company issued $400.0 million in principal amount of 2028 Notes in a private placement to institutional buyers. The 2028 Notes were issued at face value and are recorded as long-term debt, net of debt issuance costs, in the Company's consolidated financial statements. The 2028 Notes bear interest at the rate of 6.500% per year, payable semi-annually in cash in arrears, which interest payments commenced in January 2021. Debt issuance costs associated with the issuance of the 2028 Notes are amortized to interest expense on a straight-line basis over the term of the 2028 Notes, the results of which are not materially different from the effective interest rate basis.

The 2028 Notes are required to be guaranteed on an unsecured senior basis by each of the Company's existing and future subsidiaries that guarantees the Revolving Credit Facility. As of March 31, 2023, none of the Company's subsidiaries guaranteed the 2028 Notes. The 2028 Notes are the Company's general senior unsecured obligations and rank equally in right of payment with all of the Company's existing and future unsecured unsubordinated debt. The 2028 Notes are effectively junior in right of payment to the Company's existing and future secured debt, including under the Credit Facilities and the 2027 Notes (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries that do not guarantee the 2028 Notes, and are senior in right of payment to all of the Company's existing and future subordinated indebtedness.

The indenture governing the 2028 Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

Prior to July 15, 2023, the Company may redeem up to 40% of the 2028 Notes at a redemption price of 106.500% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. The Company may also redeem the 2028 Notes prior to July 15, 2023, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of: (i) 1.0% of the principal amount of such 2028 Notes and (ii) the excess, if any, of (a) the present value at such date of redemption of (1) the redemption price of such 2028 Notes on July 15, 2023 plus (2) all required interest payments due on such 2028 Notes through July 15, 2023 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the treasury rate (as defined under the indenture governing the 2028 Notes) plus 50 basis points, over (b) the then-outstanding principal amount of such 2028 Notes. The 2028 Notes may be redeemed, in whole or in part, at any time during the 12 months beginning on July 15, 2023 at a redemption price of 103.250%, during the 12 months beginning on July 15, 2024 at a redemption price of 101.625%, and at any time on or after July 15, 2025 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control triggering event occurs (as defined in the indenture governing the 2028 Notes), each holder will have the right to require the Company to repurchase all or any part of such holder's 2028 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2028 Notes repurchased, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Senior Secured Notes due 2027

In March 2019, the Company issued $600.0 million in principal amount of 2027 Notes in a private placement to institutional buyers. The 2027 Notes were issued at face value and are recorded as long-term debt, net of debt issuance costs, in the Company's consolidated financial statements. The 2027 Notes bear interest at the rate of 5.625% per year, payable semi-annually in cash in arrears, which interest payments commenced in October 2019. Debt issuance costs associated with the issuance of the 2027 Notes are amortized to interest expense on a straight-line basis over the term of the 2027 Notes, the results of which are not materially different from the effective interest rate basis.

The 2027 Notes are required to be guaranteed on a senior secured basis by each of the Company's existing and future subsidiaries that guarantees the Revolving Credit Facility. As of March 31, 2023, none of the Company's subsidiaries guaranteed the 2027 Notes. The 2027 Notes are secured, equally and ratably with the Revolving Credit Facility and any future parity lien debt, by liens on substantially all of the Company's assets.

The 2027 Notes are the Company's general senior secured obligations and rank equally in right of payment with all of its existing and future unsubordinated debt. The 2027 Notes are effectively senior to all of the Company's existing and future unsecured debt (including the 2025 Notes and the 2028 Notes) as well as to all of any permitted junior lien debt that may be incurred in the future, in each case to the extent of the value of the assets securing the 2027 Notes. The 2027 Notes are effectively subordinated to any obligations that are secured by liens on assets that do not constitute a part of the collateral securing the 2027 Notes, are structurally subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries that do not guarantee the 2027 Notes, and are senior in right of payment to all of the Company's existing and future subordinated indebtedness.

The indenture governing the 2027 Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

The 2027 Notes may be redeemed, in whole or in part, at any time during the 12 months beginning on April 15, 2023 at a redemption price of 101.406% and at any time on or after April 15, 2024 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control triggering event occurs (as defined in the indenture governing the 2027 Notes), each holder will have the right to require the Company to repurchase all or any part of such holder's 2027 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2027 Notes repurchased, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Senior Notes due 2025

In September 2017, the Company issued $700.0 million in principal amount of 2025 Notes in a private placement to institutional buyers. The 2025 Notes were issued at face value and are recorded as long-term debt, net of debt issuance costs, in the Company's consolidated financial statements. The 2025 Notes bear interest at the rate of 5.625% per year, payable semi-annually in cash in arrears, which interest payments commenced in March 2018. Debt issuance costs associated with the issuance of the 2025 Notes are amortized to interest expense on a straight-line basis over the term of the 2025 Notes, the results of which are not materially different from the effective interest rate basis.

The 2025 Notes are required to be guaranteed on an unsecured senior basis by each of the Company's existing and future subsidiaries that guarantees the Revolving Credit Facility. As of March 31, 2023, none of the Company's subsidiaries guaranteed the 2025 Notes. The 2025 Notes are the Company's general senior unsecured obligations and rank equally in right of payment with all of the Company's existing and future unsecured unsubordinated debt. The 2025 Notes are effectively junior in right of payment to the Company's existing and future secured debt, including under the Credit Facilities and the 2027 Notes (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries that do not guarantee the 2025 Notes, and are senior in right of payment to all of the Company's existing and future subordinated indebtedness.

The indenture governing the 2025 Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

The 2025 Notes may be redeemed, in whole or in part, at any time at a redemption price of 100%, plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control triggering event occurs (as defined in the indenture governing the 2025 Notes), each holder will have the right to require the Company to repurchase all or any part of such holder's 2025 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2025 Notes repurchased, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Note 9 — Common Stock and Stock Plans

From time to time, the Company files universal shelf registration statements with the SEC for the future sale of an unlimited amount of common stock, preferred stock, debt securities, depositary shares, warrants and rights, which securities may be offered from time to time, separately or together, directly by the Company, by selling security holders, or through underwriters, dealers or agents at amounts, prices, interest rates and other terms to be determined at the time of the offering.

In November 1996, the Company adopted the 1996 Equity Participation Plan (the Equity Participation Plan). The Equity Participation Plan provides for the grant to executive officers, other key employees, consultants and non-employee directors of the Company a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options, restricted stock units and performance awards. From November 1996 to September 2022 through various amendments of the Equity Participation Plan, the Company increased the maximum number of shares reserved for issuance under this plan to 44,471,000 shares. The Company believes that such awards align the interests of its executive officers, employees, consultants and non-employee directors with those of its stockholders. Shares of the Company's common stock granted under the Equity Participation Plan in the form of stock options or stock appreciation right are counted against the Equity Participation Plan share reserve on a one for one basis and performance-based stock options are calculated assuming "maximum" performance. Shares of the Company's common stock granted under the Equity Participation Plan as an award other than as an option or as a stock appreciation right with a per share purchase price lower than 100% of fair market value on the date of grant are counted against the Equity Participation Plan share reserve as two shares for each share of common stock subject to such awards. Restricted stock units are granted to eligible employees and directors and represent rights to receive shares of common stock at a future date.

In November 1996, the Company adopted the Viasat, Inc. Employee Stock Purchase Plan (the Employee Stock Purchase Plan) to assist employees in acquiring a stock ownership interest in the Company and to encourage them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. From November 1996 to September 2021 through various amendments of the Employee Stock Purchase Plan, the Company increased the maximum number of shares reserved for issuance under the Employee Stock Purchase Plan to 6,950,000 shares. To facilitate participation for employees located outside of the United States in light of non-U.S. law and other considerations, the amended Employee Stock Purchase Plan also provides for the grant of purchase rights that are not intended to be tax-qualified. The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year. The price of shares purchased under the Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower.

Total stock-based compensation expense recognized in accordance with the authoritative guidance for share-based payments was as follows:

	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
	(In thousands)		
Stock-based compensation expense before taxes	$ 82,112	$ 84,981	$ 82,128
Related income tax benefits	(17,238)	(19,809)	(18,869)
Stock-based compensation expense, net of taxes	$ 64,874	$ 65,172	$ 63,259

In accordance with the authoritative guidance for share-based payments (ASC 718), the Company recognizes excess tax benefits or deficiencies on vesting or settlement of awards as discrete items within income tax benefit or provision within net income (loss) and the related cash flows classified within operating activities.

The compensation cost that has been charged against income for the Equity Participation Plan under the authoritative guidance for share-based payments was $75.0 million, $79.4 million and $75.5 million, and for the Employee Stock Purchase Plan was $7.1 million, $5.6 million and $6.7 million, for the fiscal years ended March 31, 2023, 2022 and 2021, respectively. The Company capitalized $12.9 million, $10.6 million and $13.2 million of stock-based compensation expense as a part of the cost for software development for resale included in other assets and as a part of the equipment and software for internal use and satellites included in property, equipment and satellites, net for fiscal years 2023, 2022 and 2021, respectively.

As of March 31, 2023, total unrecognized compensation cost related to unvested stock-based compensation arrangements granted under the Equity Participation Plan (including stock options, TSR performance stock options and restricted stock units) and the Employee Stock Purchase Plan was $174.4 million and $2.8 million, respectively. These costs are expected to be recognized over a weighted average period of 0.5 years, 1.6 years and 2.8 years, for stock options, TSR performance stock options and restricted stock units, respectively, under the Equity Participation Plan and less than six months under the Employee Stock Purchase Plan.

Stock options, TSR performance stock options and employee stock purchase plan. The Company's stock options typically have a simple four-year vesting schedule (except for one- and three-year vesting schedules for options granted to the members of the Company's Board of Directors) and a six-year contractual term. The Company grants TSR performance stock options to executive officers under the Equity Participation Plan. The number of shares of TSR performance stock options that will become eligible to vest based on the time-based vesting schedule described below is based on a comparison over a four-year performance period of the Company's TSR to the TSR of the companies included in the S&P Mid Cap 400 Index. The number of options that may become vested and exercisable will range from 0% to 175% of the target number of options based on the Company's relative TSR ranking for the performance period. The Company's TSR performance stock options have a four-year time-based vesting schedule and a six-year contractual term. The TSR performance stock options must be vested under both the time-based vesting schedule and the performance-based vesting conditions in order to become exercisable. Expense for TSR performance stock options that time-vest is recognized regardless of the actual TSR outcome achieved and is recognized on a graded-vesting basis. The weighted average estimated fair value of TSR performance stock options granted during fiscal years 2023, 2022 and 2021 was $25.06, $31.11 and $19.25 per share, respectively, using the Monte Carlo simulation. The weighted average estimated fair value of stock options granted and employee stock purchase plan shares issued during fiscal year 2023 was $16.49 and $10.30 per share, respectively, during fiscal year 2022 was $13.50 and $12.37 per share, respectively, and during fiscal year 2021 was $12.81 and $11.60 per share, respectively, using the Black-Scholes model. The weighted average assumptions (annualized percentages) used in the Black-Scholes model and Monte Carlo simulation were as follows:

	Stock Options			TSR Performance Stock Options			Employee Stock Purchase Plan		
	Fiscal Year 2023	Fiscal Year 2022	Fiscal Year 2021	Fiscal Year 2023	Fiscal Year 2022	Fiscal Year 2021	Fiscal Year 2023	Fiscal Year 2022	Fiscal Year 2021
Volatility	46.4%	49.5%	39.1%	49.9%	42.5%	39.8%	60.5%	42.1%	64.8%
Risk-free interest rate	3.4%	0.4%	0.2%	3.8%	1.2%	0.4%	3.4%	0.1%	0.1%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected life	5.0 years	3.2 years	5.0 years	5.0 years	5.0 years	5.0 years	0.5 years	0.5 years	0.5 years

The Company's expected volatility is a measure of the amount by which its stock price is expected to fluctuate over the expected term of the stock-based award. The estimated volatilities for stock options and TSR performance options are based on the historical volatility calculated using the daily stock price of the Company's stock over a recent historical period equal to the expected term. The risk-free interest rate that the Company uses in determining the fair value of its stock-based awards is based on the implied yield on U.S. Treasury zero-coupon issues with remaining terms equivalent to the expected term of its stock-based awards. The expected terms or lives of stock options and TSR performance stock options represent the expected period of time from the date of grant to the estimated date that the stock options under the Company's Equity Participation Plan would be fully exercised. The expected term assumption is estimated based primarily on the options' vesting terms and remaining contractual life and employees' expected exercise and post-vesting employment termination behavior.

A summary of stock option activity for fiscal year 2023 is presented below:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (In thousands)
Outstanding at March 31, 2022	640,729	$ 69.32		
Options granted	30,000	36.93		
Options expired	(434,233)	70.78		
Options exercised	—	—		
Outstanding at March 31, 2023	236,496	$ 62.53	2.9	$ 28
Vested and exercisable at March 31, 2023	203,496	$ 66.51	2.5	$ 28

The total intrinsic value of stock options exercised during fiscal years 2023, 2022 and 2021 was zero, an insignificant amount and zero, respectively. All options issued under the Company's Equity Participation Plan have an exercise price equal to the fair market value of the Company's stock on the date of the grant. The Company recorded no excess tax benefits during fiscal years 2023, 2022 and 2021.

A summary of TSR performance stock option activity for fiscal year 2023 is presented below:

	Number of Shares (1)	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (In thousands)
Outstanding at March 31, 2022	2,435,987	$ 55.76		
TSR performance options granted	557,687	34.00		
TSR performance options canceled	(586,362)	66.66		
TSR performance options exercised	—	—		
Outstanding at March 31, 2023	2,407,312	$ 48.06	4.1	$ —
Vested and exercisable at March 31, 2023	—	$ —	—	$ —

(1)   Number of shares is based on the target number of options under each TSR performance stock option.

Restricted stock units. Restricted stock units represent a right to receive shares of common stock at a future date determined in accordance with the participant's award agreement. There is no exercise price and no monetary payment required for receipt of restricted stock units or the shares issued in settlement of the award. Instead, consideration is furnished in the form of the participant's services to the Company. Restricted stock units generally vest over four years (except for one- and three-year vesting schedules for restricted stock units granted to the members of the Company's Board of Directors). Compensation cost for these awards is based on the fair value on the date of grant and recognized as compensation expense on a straight-line basis over the requisite service period. For fiscal years 2023, 2022 and 2021, the Company recognized $59.1 million, $63.1 million and $56.9 million, respectively, in stock-based compensation expense related to these restricted stock unit awards.

The per unit weighted average grant date fair value of restricted stock units granted during fiscal years 2023, 2022 and 2021 was $35.04, $52.85 and $36.57, respectively. A summary of restricted stock unit activity for fiscal year 2023 is presented below:

	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value per Share
Outstanding at March 31, 2022	4,020,926	$ 51.51
Awarded	2,199,042	35.04
Forfeited	(378,238)	46.59
Vested	(1,376,583)	54.15
Outstanding at March 31, 2023	4,465,147	$ 43.00
Vested and deferred at March 31, 2023	202,109	$ 50.69

The total fair value of shares vested related to restricted stock units during the fiscal years 2023, 2022 and 2021 was $46.9 million, $66.0 million and $38.8 million, respectively.

Note 10 — Shares Used In Computing Diluted Net Income (Loss) Per Share

The weighted average number of shares used to calculate basic and diluted net loss per share attributable to Viasat, Inc. common stockholders is the same for the fiscal years ended March 31, 2023, 2022 and 2021, as the Company incurred a net loss from continuing operations (excluding income (loss) from continuing operations attributable to the noncontrolling interest) for such periods and inclusion of potentially dilutive weighted average shares of common stock would be antidilutive.

Potentially dilutive weighted average shares excluded from the calculation for fiscal years 2023, 2022 and 2021, respectively, consisted of 483,499, 848,791 and 1,119,819 shares related to stock options (other than TSR performance stock options), 480,325, 264,645 and 475,371 shares related to TSR performance stock options, 2,477,067, 2,150,449 and 2,375,072 shares related to restricted stock units, and 699,680, 417,308 and 405,632 shares related to certain terms of the Viasat 401(k) Profit Sharing Plan and Employee Stock Purchase Plan.

Note 11 — Income Taxes

The components of income (loss) before income taxes by jurisdiction are as follows:

	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
	(In thousands)		
United States	$ (94,019)	$ (119,249)	$ (55,743)
Foreign	(68,136)	(18,661)	(22,457)
	$ (162,155)	$ (137,910)	$ (78,200)

The benefit from (provision for) income taxes includes the following:

| | Fiscal Years Ended | | |
	March 31, 2023	March 31, 2022	March 31, 2021
	(In thousands)		
Current tax provision			
Federal	$ (11,494)	$ (7,097)	$ (8,573)
State	(5,231)	(2,041)	(3,386)
Foreign	(5,965)	(4,042)	449
	(22,690)	(13,180)	(11,510)
Deferred tax benefit			
Federal	40,889	39,049	22,837
State	(80,715)	8,057	(704)
Foreign	13,098	2,591	571
	(26,728)	49,697	22,704
Total benefit from (provision for) income taxes	$ (49,418)	$ 36,517	$ 11,194

Significant components of the Company's net deferred tax assets are as follows:

| | As of | |
	March 31, 2023	March 31, 2022
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 71,838	$ 251,276
Tax credit carryforwards	115,418	299,165
Capitalized research and development costs	75,152	—
Operating lease liabilities	78,562	93,580
Deferred revenue	24,123	21,546
Other	107,368	99,074
Valuation allowance	(150,047)	(78,071)
Total deferred tax assets	322,414	686,570
Deferred tax liabilities:		
Intangible assets	(99,629)	(119,299)
Property, equipment and satellites	(187,896)	(163,560)
Operating lease assets	(68,150)	(87,677)
Other	(29,004)	(28,261)
Total deferred tax liabilities	(384,679)	(398,797)
Net deferred tax assets (liabilities)	$ (62,265)	$ 287,773

A reconciliation of the benefit from (provision for) income taxes to the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes is as follows:

	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
	(In thousands)		
Tax benefit (provision) at federal statutory rate	$ 34,047	$ 28,964	$ 16,422
State tax provision, net of federal benefit	202	1,330	(424)
Tax credits, net of valuation allowance	22,763	21,647	17,885
Valuation allowance on California R&D tax credits	(72,438)	—	—
Non-deductible compensation	(3,096)	(5,771)	(5,728)
Non-deductible transaction costs	(167)	(1,361)	—
Non-deductible meals and entertainment	(693)	(311)	(354)
Stock-based compensation	(12,032)	(7,402)	(9,466)
Change in state effective tax rate	458	539	(2,360)
Base Erosion and Anti-Abuse Tax (BEAT)	(8,610)	—	—
Foreign effective tax rate differential, net of valuation allowance	(5,769)	(6,201)	(3,046)
Unremitted subsidiary gains	(887)	(1,565)	(1,682)
Change to indefinite reinvestment assertion (EBI)	—	8,071	—
Other	(3,196)	(1,423)	(53)
Total benefit from (provision for) income taxes	$ (49,418)	$ 36,517	$ 11,194

As of March 31, 2023, the Company had federal and state research & development (R&D) tax credit carryforwards of $79.9 million and $185.1 million, respectively, which begin to expire in fiscal year 2040 and fiscal year 2025, respectively. As of March 31, 2023, the Company had federal and state net operating loss carryforwards of $118.1 million and $188.2 million, respectively, which begin to expire in fiscal year 2029 and fiscal year 2024, respectively.

Beginning in fiscal year 2023, for federal income tax purposes, the Company is required to capitalize and amortize domestic research and development expenditures over five years and foreign research and development expenditures over 15 years under the Tax Cuts and Jobs Act of 2017, which delays the deductibility of these expenditures. Although Congress may consider legislation that would defer capitalization and amortization requirements to later years, the Company has no assurance that the requirement will be repealed or otherwise modified.

In accordance with the authoritative guidance for income taxes (ASC 740), net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Future realization of existing deferred tax assets ultimately depends on future profitability and the existence of sufficient taxable income of appropriate character (for example, ordinary income versus capital gains) within the carryforward period available under tax law. In the event that the Company's estimate of taxable income is less than that required to utilize the full amount of any deferred tax asset, a valuation allowance is established, which would cause a decrease to income in the period such determination is made. A valuation allowance of $150.0 million at March 31, 2023 and $78.1 million at March 31, 2022 has been established relating to state and foreign net operating loss carryforwards, state R&D tax credit carryforwards, and foreign tax credit carryforwards that, based on management's estimate of future taxable income attributable to such jurisdictions and generation of additional research credits, are considered more likely than not to expire unused.

In evaluating the Company's ability to realize the deferred tax asset for California R&D tax credits, the Company considered all available positive and negative evidence, including operating results and forecasted ranges of future taxable income, and determined it is more likely than not that a majority of its California R&D tax credits will not be realized due to reduced taxable income apportioned to California in connection with the Link-16 TDL Sale. As a result, during the second quarter of fiscal year 2023, the Company recorded a valuation allowance of $69.0 million. The Company will continue to monitor its business strategies, weighing positive and negative evidence in assessing its realization of this asset in the future. In the event there is a need to release the valuation allowance, a tax benefit will be recorded.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

	As of		
	March 31, 2023	March 31, 2022	March 31, 2021
		(In thousands)	
Balance, beginning of fiscal year	$ 112,806	$ 92,962	$ 80,591
Increase (decrease) related to prior year tax positions	809	7,486	(828)
Increases related to current year tax positions	16,123	12,358	13,199
Balance, end of fiscal year	$ 129,738	$ 112,806	$ 92,962

Of the total unrecognized tax benefits at March 31, 2023, $105.2 million would reduce the Company's annual effective tax rate if recognized, subject to valuation allowance consideration. The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. As of March 31, 2023 and 2022, the Company has accrued interest and penalties of an insignificant amount and approximately $2.0 million, respectively. The Company recognized a tax benefit of $1.1 million and $1.2 million for reductions of interest and penalties in income tax expense for the fiscal years ended March 31, 2023 and 2022, respectively.

In the next 12 months it is reasonably possible that the amount of unrecognized tax benefits will not change significantly.

The Company is subject to periodic audits by domestic and foreign tax authorities. By statute, the Company's U.S. federal and state income tax returns are subject to examination by the tax authorities for fiscal years 2020 and thereafter. Additionally, net operating loss and R&D tax credit carryovers that were generated in prior years may also be subject to examination. With few exceptions, fiscal years 2019 and thereafter remain open to examination by foreign tax authorities. The Company believes that it has appropriate support for the income tax positions taken on its tax returns and its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations.

Note 12 — Employee Benefits

The Company is a sponsor of a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, the Company may make discretionary contributions to the plan which vest over three years. The Company's discretionary matching contributions to the plan are based on the amount of employee contributions and can be made in cash or the Company's common stock at the Company's election. Subsequent to the 2023 fiscal year end, the Company elected to settle the discretionary contributions liability in shares of the Company's common stock, consistent with fiscal year 2022. Based on the closing price of the Company's common stock at the 2023 fiscal year end, the Company would issue approximately 960,402 shares of common stock at this time. Discretionary contributions accrued by the Company as of March 31, 2023 and 2022 amounted to $32.5 million and $27.9 million, respectively.

Note 13 — Commitments

From time to time, the Company enters into satellite construction agreements as well as various other satellite-related purchase commitments, including with respect to the provision of launch services, operation of its satellites and satellite insurance. As of March 31, 2023, future minimum payments under the Company's satellite construction contracts and other satellite-related purchase commitments for the next five fiscal years and thereafter were as follows:

Fiscal Years Ending	(In thousands)
2024	$ 306,677
2025	209,777
2026	32,973
2027	1,714
2028	1,735
Thereafter	5,665
	$ 558,541

The Company's contracts with satellite manufacturers require the Company to make monthly in-orbit satellite performance incentive payments with respect to certain satellites in commercial service, including interest, through fiscal year 2028, subject to the continued satisfactory performance of the applicable satellites. The Company records the net present value of these expected future payments as a liability and as a component of the cost of the satellites. As of March 31, 2023, the Company's estimated satellite performance incentive obligations and accrued interest for the applicable satellites were approximately $20.0 million, of which $5.3 million and $14.7 million have been classified as current in accrued liabilities and non-current in other liabilities, respectively. Under these satellite construction contracts, the Company may incur up to $22.6 million in total costs for satellite performance incentive obligations and related interest earned with potential future minimum payments of $5.7 million, $5.5 million, $5.8 million, $4.7 million and an insignificant amount in fiscal years 2024, 2025, 2026, 2027 and 2028, respectively, with no commitments thereafter.

The Company has various other purchase commitments under satellite capacity agreements which are used to provide satellite networking services to its customers for future minimum payments of approximately $41.2 million, $5.8 million, $9.5 million, $14.3 million and $18.1 million in fiscal years 2024, 2025, 2026, 2027 and 2028, respectively, and $32.9 million of further minimum payments thereafter.

Note 14 — Contingencies

Periodically, the Company is involved in a variety of claims, suits, investigations and proceedings arising in the ordinary course of business, including government investigations and claims, and other claims and proceedings with respect to intellectual property, breach of contract, labor and employment, tax and other matters. Such matters could result in fines; penalties, compensatory, treble or other damages; or non-monetary relief. A violation of government contract laws and regulations could also result in the termination of its government contracts or debarment from bidding on future government contracts. Although claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, the Company believes that the resolution of its current pending matters will not have a material adverse effect on its business, financial condition, results of operations or liquidity.

The Company has contracts with various U.S. Government agencies. Accordingly, the Company is routinely subject to audit and review by the DCMA, the DCAA and other U.S. Government agencies of its performance on government contracts, indirect rates and pricing practices, accounting and management internal control business systems, and compliance with applicable contracting and procurement laws, regulations and standards. An adverse outcome to a review or audit or other failure to comply with applicable contracting and procurement laws, regulations and standards could result in material civil and criminal penalties and administrative sanctions being imposed on the Company, which may include termination of contracts, forfeiture of profits, triggering of price reduction clauses, suspension of payments, significant customer refunds, fines and suspension, or a prohibition on doing business with U.S. Government agencies. In addition, if the Company fails to obtain an "adequate" determination of its various accounting and management internal control business systems from applicable U.S. Government agencies or if allegations of impropriety are made against it, the Company could suffer serious harm to its business or its reputation, including its ability to bid on new contracts or receive contract renewals and its competitive position in the bidding process. As of March 31, 2023, the DCAA had completed its incurred cost audit for fiscal years 2004, 2016, 2019, 2020 and 2021. The DCMA approved the Company's incurred costs for those fiscal years with the exception of 2021, which is pending. The DCMA also approved the Company's incurred costs for fiscal years 2005 through 2015, 2017, 2018 and 2022 without further audit based on the determination of low risk. Although the Company has recorded contract revenues subsequent to fiscal year 2020 based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company does not know the outcome of any ongoing or future audits or reviews and adjustments, and if future adjustments exceed the Company's estimates, its profitability would be adversely affected. As of March 31, 2023 and 2022, the Company had $12.9 million and $12.1 million, respectively, in contract-related reserves for its estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. Government cost reimbursable contracts. This reserve is classified as either an element of accrued liabilities or as a reduction of unbilled accounts receivable based on the status of the related contracts.

Certain matters resolved during fiscal year 2023

On July 8, 2022, Cisco Systems, Inc. (Cisco), which previously acquired Acacia Communications, Inc. (Acacia), paid the Company approximately $62.2 million. The payment fully satisfied the July 2019 judgment previously entered against Acacia related to Acacia's breach of contract and misuse of the Company's soft decision forward error correction technology. During the second quarter of fiscal year 2023, the Company recorded $55.8 million as product revenues in the Company's commercial networks segment and $6.4 million as interest income with respect to such payment.

On May 8, 2023, subsequent to the fiscal year end, Cisco paid the Company an additional approximately $97.5 million pursuant to a judgment entered against Acacia on May 4, 2023. The 2023 judgment obligates Acacia to make contractual royalty payments to the Company based on the quarterly sales of certain of its products. Like the prior July 2019 judgment, the May 2023 judgment was entered against Acacia due to its breach of contract and continued use of the Company's soft decision forward error correction technology. The ultimate resolution of the matter is currently unknown; Acacia has until July 10, 2023 to appeal the May 2023 judgment.

Note 15 — Product Warranty

The Company provides limited warranties on its products for periods of up to five years. The Company records a liability for its warranty obligations when products are shipped or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within 12 months are classified as accrued liabilities and amounts expected to be incurred beyond 12 months are classified as other liabilities in the consolidated financial statements. For mature products, the warranty cost estimates are based on historical experience with the particular product. For newer products that do not have a history of warranty costs, the Company bases its estimates on its experience with the technology involved and the types of failures that may occur. It is possible that the Company's underlying assumptions will not reflect the actual experience and, in that case, future adjustments will be made to the recorded warranty obligation. The following table reflects the change in the Company's warranty accrual in fiscal years 2023, 2022 and 2021.

	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
	(In thousands)		
Balance, beginning of period	$ 5,352	$ 6,122	$ 5,109
Change in liability for warranties issued in period	2,826	3,887	4,935
Settlements made (in cash or in kind) during the period	(2,828)	(4,657)	(3,922)
Balance, end of period	$ 5,350	$ 5,352	$ 6,122

Note 16 — Segment Information

The Company's reporting segments (satellite services, commercial networks and government systems) are primarily distinguished by the type of customer and the related contractual requirements. The Company's satellite services segment provides satellite-based broadband and related services to residential customers, Prepaid Internet users, enterprises, commercial airlines and other mobile broadband customers. The Company's commercial networks segment develops and offers advanced satellite and wireless broadband platforms, ground networking equipment, radio frequency and advanced microwave solutions, ASIC chip design, satellite payload development and space-to-earth connectivity systems, some of which are ultimately used by the Company's satellite services segment. The Company's government systems segment provides global mobile broadband services to military and government users and develops and offers network-centric, IP-based fixed and mobile secure communications products and solutions. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics which differ from the satellite services and commercial networks segments. The Company's segments are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance.

As described in Note 1 — The Company and a Summary of Its Significant Accounting Policies and Note 4 — Discontinued Operations, on October 1, 2022, the Company entered into an Asset Purchase Agreement to sell certain assets and assign certain liabilities comprising the Link-16 TDL Business to L3Harris. In accordance with ASC 205-20, the Company determined that the Link-16 TDL Business met held-for-sale and discontinued operations accounting criteria at the end of the second quarter of fiscal year 2023. Accordingly, the segment information for the periods prior to the measurement date of a discontinued operation that is part of a reportable segment is required to be restated to reflect the discontinued operation classification. Therefore, the discontinued operations have been excluded from segment results for all periods presented. Further, as the discontinued operation is part of a reportable segment but not the entire reportable segment, the costs previously allocated to a discontinued operation have been reasonably allocated to the remaining operating segments. Therefore, certain corporate and other indirect costs previously allocated to the Link-16 TDL Business have been allocated across all three segments for the periods presented. On January 3, 2023, the Company completed the Link-16 TDL Sale. See Note 4 — Discontinued Operations for additional information.

Segment revenues and operating profits (losses) for the fiscal years ended March 31, 2023, 2022 and 2021 were as follows:

| | Fiscal Years Ended | | |
	March 31, 2023	March 31, 2022	March 31, 2021
		(In thousands)	
Revenues:			
Satellite services			
Product	$ —	$ —	$ —
Service	1,210,733	1,188,816	868,943
Total	1,210,733	1,188,816	868,943
Commercial networks			
Product	530,374	443,435	268,830
Service	82,273	68,664	52,026
Total	612,647	512,099	320,856
Government systems			
Product	423,752	417,291	470,543
Service	309,026	298,973	260,536
Total	732,778	716,264	731,079
Elimination of intersegment revenues	—	—	—
Total revenues	$ 2,556,158	$ 2,417,179	$ 1,920,878
Operating profits (losses):			
Satellite services	$ (41,045)	$ 31,559	$ 26,263
Commercial networks	(145,319)	(209,093)	(206,437)
Government systems	60,219	93,122	139,703
Elimination of intersegment operating profits (losses)	—	—	—
Segment operating profit (loss) before corporate and amortization of acquired intangible assets	(126,145)	(84,412)	(40,471)
Corporate	—	—	—
Amortization of acquired intangible assets	(29,811)	(28,729)	(5,482)
Income (loss) from operations	$ (155,956)	$ (113,141)	$ (45,953)

Assets identifiable to segments include: accounts receivable, unbilled accounts receivable, inventory, acquired intangible assets and goodwill. The Company's property and equipment, including its satellites, earth stations and other networking equipment, are assigned to corporate assets as they are available for use by the various segments throughout their estimated useful lives. Segment assets as of March 31, 2023 and 2022 were as follows:

	As of March 31, 2023	As of March 31, 2022
	(In thousands)	
Segment assets:		
Satellite services	$ 424,881	$ 444,976
Commercial networks	328,828	202,941
Government systems	293,780	266,641
Total segment assets	1,047,489	914,558
Corporate assets	6,682,848	5,199,686
Assets of discontinued operations	—	275,102
Total assets	$ 7,730,337	$ 6,389,346

Other acquired intangible assets, net and goodwill included in segment assets as of March 31, 2023 and 2022 were as follows:

	Other Acquired Intangible Assets, Net		Goodwill	
	As of March 31, 2023	As of March 31, 2022	As of March 31, 2023	As of March 31, 2022
	(In thousands)			
Satellite services	$ 200,097	$ 233,740	$ 80,589	$ 81,972
Commercial networks	—	—	41,014	44,050
Government systems	1,108	2,303	36,939	42,688
Total	$ 201,205	$ 236,043	$ 158,542	$ 168,710

Amortization of acquired intangible assets by segment for the fiscal years ended March 31, 2023, 2022 and 2021 was as follows:

	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
	(In thousands)		
Satellite services	$ 28,641	$ 27,220	$ 2,164
Commercial networks	—	—	257
Government systems	1,170	1,509	3,061
Total amortization of acquired intangible assets	$ 29,811	$ 28,729	$ 5,482

Revenues by geographic area for the fiscal years ended March 31, 2023, 2022 and 2021 were as follows:

	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
	(In thousands)		
U.S. customers	$ 2,147,651	$ 2,036,019	$ 1,736,136
Non U.S. customers (each country individually insignificant)	408,507	381,160	184,742
Total revenues	$ 2,556,158	$ 2,417,179	$ 1,920,878

The Company distinguishes revenues from external customers by geographic area based on customer location.

The net book value of long-lived assets located outside the United States was $262.4 million at March 31, 2023 and $145.2 million at March 31, 2022.

VALUATION AND QUALIFYING ACCOUNTS
For the Three Fiscal Years Ended March 31, 2023

	Deferred Tax Asset Valuation Allowance
	(In thousands)
Balance, March 31, 2020	$ 42,621
Charged to costs and expenses	4,455
Deductions	—
Balance, March 31, 2021	$ 47,076
Charged to costs and expenses	5,119
Charged to goodwill*	25,876
Deductions	—
Balance, March 31, 2022	$ 78,071
Charged to costs and expenses	71,976
Deductions	—
Balance, March 31, 2023	$ 150,047

* Related to the acquisitions of RigNet and EBI

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the Nasdaq Global Select Market under the symbol "VSAT." As of May 5, 2023, there were approximately 391 holders of record of our common stock. A substantially greater number of holders of Viasat common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

Dividend Policy

To date, we have neither declared nor paid any dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and development of our business and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and such other factors as the Board of Directors may deem relevant. In addition, as more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report, the existing terms of our Credit Facilities and the indentures governing the Notes restrict our ability to declare or pay dividends on our common stock.

USE OF NON-GAAP FINANCIAL INFORMATION

To supplement Viasat's consolidated financial statements presented in accordance with generally accepted accounting principles (GAAP), Viasat uses Adjusted EBITDA, a measure Viasat believes is appropriate to provide meaningful comparison with, and enhance an overall understanding of, Viasat's past financial performance and prospects for the future. We believe Adjusted EBITDA provides useful information to both management and investors by excluding specific expenses that we believe are not indicative of our core operating results. In addition, since we have historically reported non-GAAP results to the investment community, we believe the inclusion of non-GAAP numbers provides consistency in our financial reporting and facilitates comparisons to the company's historical operating results. Further, these non-GAAP results are among the primary indicators that management uses as a basis for evaluating the operating performance of our segments, allocating resources to such segments, planning and forecasting in future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for measures of financial performance prepared in accordance with GAAP. A reconciliation of specific adjustments to GAAP results is provided in the table below.

An itemized reconciliation between net income (loss) attributable to Viasat, Inc. and Adjusted EBITDA from continuing operations is as follows:
(In thousands)

	Fiscal Years Ended		
	March 31, 2023	March 31, 2022	March 31, 2021
GAAP net income (loss) from continuing operations attributable to Viasat, Inc.	$ (217,581)	$ (114,725)	$ (79,860)
Provision for (benefit from) income taxes	49,418	(36,517)	(11,194)
Interest expense (income), net	7,297	28,887	32,247
Depreciation and amortization	493,571	483,341	387,126
Stock-based compensation expense	82,112	84,981	82,128
Acquisition and transaction related expenses [1]	86,296	33,965	3,328
Other income, net	—	(4,118)	—
Adjusted EBITDA from continuing operations	$ 501,113	$ 475,814	$ 413,775

An itemized reconciliation between total net income (loss) attributable to Viasat, Inc. and total Adjusted EBITDA (including discontinued operations) is as follows:
(In thousands)

	Fiscal Year Ended
	March 31, 2023
GAAP net income (loss) attributable to Viasat, Inc.	$ 1,084,806
Provision for (benefit from) income taxes	474,574
Interest expense (income), net	7,297
Depreciation and amortization	500,377
Stock-based compensation expense	84,459
Acquisition and transaction related expenses [1]	93,548
Gain on the Link-16 TDL Sale	(1,661,891)
Adjusted EBITDA [2]	$ 583,170

[1] Costs typically consist of acquisition, integration, and disposition related costs.

[2] Amounts include both continuing and discontinued operations, excluding the Q4 FY2023 gain on the Link-16 TDL Sale.

Forward-looking statements

This Annual Report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. We use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "goal," "intend," "may," "plan," "project," "seek," "should," "target," "will," "would," variations of such words and similar expressions to identify forward-looking statements. In addition, statements regarding the expected benefits, synergies, growth opportunities and other financial and operating benefits of the Inmarsat Transaction; our anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities following the closing of the Inmarsat Transaction and the Link-16 TDL Sale; projections of earnings, revenue, costs or other financial items; anticipated growth and trends in our business or key markets, including Mobile Satellite Services and the "direct-to-device" market; future economic conditions and performance; the development, customer acceptance and anticipated performance of technologies, products or services; satellite construction and launch activities; completion of in-orbit placement and in-orbit testing and commencement of commercial service of our satellites (including our ViaSat-3 constellation and the Inmarsat hybrid (L- and Ka-band) satellites); the performance and anticipated benefits of our ViaSat-3 and ViaSat-4 class satellites, our I-6 F1 and I-6 F2 satellites, and any future satellite we may construct or acquire; the expected completion, capacity, coverage, service speeds and other features of our satellites, and the timing, cost, economics and other benefits associated therewith (including the timing of the eight Ka-band satellites anticipated to enter service through 2025); anticipated subscriber growth; plans, objectives and strategies for future operations; international growth opportunities; the number of additional aircraft under existing contracts with commercial airlines anticipated to be put into service with our in-flight connectivity (IFC) systems; and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ materially include: risks that the Inmarsat Transaction disrupts current plans and operations or diverts management's attention from our business; the effect of the Inmarsat Transaction on our ability to retain and hire key personnel and maintain relationships with our customers, suppliers and others with whom we do business; our ability to successfully integrate the operations, technologies and employees of Inmarsat; the ability to realize anticipated benefits and synergies of the Inmarsat Transaction and our other acquisitions, including the expectation of enhancements to our products and services, greater revenue or growth opportunities, operating efficiencies and cost savings; the ability to ensure continued performance and market growth of our business following the closing of the Inmarsat Transaction; our ability to realize the anticipated benefits of our ViaSat-3, ViaSat-4 and I-6 class satellites and any future satellite we may construct or acquire; unexpected expenses related to our satellite projects; our ability to successfully implement our business plan for our broadband services on our anticipated timeline or at all; capacity constraints in our business in the lead-up to the launch of services on our ViaSat-3 satellites; risks associated with the construction, launch and operation of satellites, including the effect of any anomaly, operational failure or degradation in satellite performance; our ability to successfully develop, introduce and sell new technologies, products and services; audits by the U.S. Government; changes in the global business environment and economic conditions; delays in approving U.S. Government budgets and cuts in government defense expenditures; our reliance on U.S. Government contracts, and on a small number of contracts which account for a significant percentage of our revenues; reduced demand for products and services as a result of continued constraints on capital spending by customers; changes in relationships with, or the financial condition of, key customers or suppliers; our reliance on a limited number of third parties to manufacture and supply our products; increased competition; introduction of new technologies and other factors affecting the communications and defense industries generally; the effect of adverse regulatory changes (including changes affecting spectrum availability or permitted uses) on our ability to sell or deploy our products and services; changes in the way others use spectrum; our inability to access additional spectrum, use spectrum for additional purposes, and/or operate satellites at additional orbital locations; competing uses of the same spectrum or orbital locations that we utilize or seek to utilize; the effect of changes to global tax laws; our level of indebtedness and ability to comply with applicable debt covenants; our involvement in litigation, including intellectual property claims and litigation to protect our proprietary technology; our dependence on a limited number of key employees; and other factors identified in our most recent reports on Form 10-K, 10-Q and 8-K and our other filings with the Securities and Exchange Commission. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

CORPORATE INFORMATION

Board of directors

Mark Dankberg
Chairman of the Board, Chief Executive Officer
and Co-founder

Richard Baldridge
Director and former Vice Chairman

James Bridenstine
Senior Advisor, Acorn Growth Companies

Robert Johnson
Venture Capital Investor

Sean Pak
Lead Independent Director
Partner, Quinn Emanuel Urquhart & Sullivan LLP

Varsha Rao
Independent Director

John Stenbit
Private Consultant

Andrew Sukawaty
Independent Director

Rajeev Suri
Independent Director

Theresa Wise
Chief Executive Officer, Utaza, LLC

Executive officers

Mark Dankberg
Chairman of the Board, Chief Executive Officer
and Co-founder

K. Guru Gowrappan
President

Robert Blair
Senior Vice President, General Counsel and Secretary

Girish Chandran
Chief Technical Officer

Evan Dixon
President, Global Fixed Broadband

James Dodd
Senior Vice President and President,
Global Enterprise & Mobility

Shawn Duffy
Senior Vice President and Chief Financial Officer

Kevin Harkenrider
Executive Vice President and Chief Operating Officer

Keven Lippert
Executive Vice President, Strategic Initiatives
and Chief Commercial Officer

Craig Miller
President, Government Systems

Mark Miller
Executive Vice President, Chief Technical Officer
and Co-founder

Krishna Nathan
Chief Information Officer

David Ryan
Senior Vice President and President, Space
and Commercial Networks

Annual meeting

The 2023 Annual Meeting will be held on September 7
at 8:30 a.m. PT. This year's annual meeting will
be completely virtual, and may be accessed at
www.virtualshareholdermeeting.com/VSAT2023

Independent registered public accounting firm

PricewaterhouseCoopers LLP

12860 El Camino Real

Suite 250

San Diego, CA 92130

General legal counsel

Latham & Watkins LLP
12670 High Bluff Drive
San Diego, California 92130

Transfer agent and registrar

Computershare
P.O. Box 43078
Providence, RI 02940-3078
+1 877-373-6374
web.queries@computershare.com
www.computershare.com/investor

Investor relations

For investor information, financial information, SEC filings, and other useful
information, visit our website at www.viasat.com. To obtain a printed copy of
our Form 10-K without charge, or to receive additional copies of this Annual
Report or other financial information, please contact our Investor Relations
department at:

Viasat, Inc.
Attn: Investor Relations
6155 El Camino Real
Carlsbad, California 92009
+1 760-476-2633
ir@viasat.com

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